As confidentially submitted to the Securities and Exchange Commission on June 3, 2013

as Amendment No. 3 to the confidential submission, dated January 9, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

GLOBOFORCE LIMITED*

(Exact name of registrant as specified in its charter)

Ireland	7371	98-0376337
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

21 Beckett Way

Park West Business Park

Dublin 12

Ireland

+353 1 625 8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Eric Mosley, Chief Executive Officer

Stephen Cromwell, Chief Financial Officer

Reservoir Corporate Center

144 Turnpike Road, Suite 310

Southborough, MA 01772

(508) 229-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William J. Schnoor, Jr., Esq. Joseph C. Theis, Jr., Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, MA 02109 (617) 570-1000	Lauren Zajac, Esq. VP, General Counsel Globoforce Limited Reservoir Corporate Center 144 Turnpike Road, Suite 310 Southborough, MA 01772 (508) 229-1500	Jorge del Calvo, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Smaller reporting company

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, par value $ per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

* The registrant will be a public limited company known as Globoforce plc. Prior to completion of this offering, Globoforce plc, an entity created for the purpose of facilitating the public offering contemplated hereby, will become the holding company of the Globoforce group by way of a share-for-share exchange in which the shareholders of Globoforce Limited, a private limited company, will exchange their shares in Globoforce Limited for identical shares in the new company. Upon the exchange, the historical consolidated financial statements of Globoforce Limited included in this Registration Statement will become the historical consolidated financial statements of Globoforce plc.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 3, 2013

Prospectus

             shares

Ordinary shares

We are offering                  of our ordinary shares and the selling shareholders identified in this prospectus are offering                  of our ordinary shares. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholders. This is our initial public offering, and no public market currently exists for our shares. We expect the initial public offering price to be between $         and $         per share.

We intend to apply to list our ordinary shares on                      under the symbol “                    .”

	Per Share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to us, before expenses	$	$

Proceeds to the selling shareholders, before expenses	$	$

We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to an additional                  of our ordinary shares solely to cover over-allotments. We will not receive any proceeds from the sale of shares by the selling shareholders.

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements. Investing in our ordinary shares involves a high degree of risk. Please read “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares is expected to be made on or about         , 2013.

J.P. Morgan UBS Investment Bank	Stifel

Raymond James

                , 2013

You should rely only on the information contained in this prospectus or in any free writing prospectus we file with the Securities and Exchange Commission. We, the selling shareholders and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus. We, the selling shareholders and the underwriters are offering to sell, and seeking offers to buy, ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ordinary shares.

Until         , 2013 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our ordinary shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state will be made pursuant to an exemption under European prospectus law from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation and this prospectus has not been drawn up in accordance with Directive 2003/71/EC.

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our financial statements and the related notes included elsewhere in this prospectus. You should also consider, among other things, the matters described under “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” in each case appearing elsewhere in this prospectus. Unless otherwise stated, all references to “us,” “our,” “Globoforce,” “we,” the “Company” and similar designations refer to Globoforce Limited and its subsidiaries.

Company overview

We are a leading provider of a cloud-based, social recognition software solution that organizations use to engage their employees worldwide to create alignment with values and advance company goals and culture. We achieved this leadership position through our innovative technologies, our ability to deliver a comprehensive solution to large, multinational firms, and our experience operating in the social recognition industry. Our Software-as-a-Service, or SaaS, platform enables employee-to-employee recognition that is broadcast socially and made visible throughout the organization. Our clients leverage the widespread employee adoption of our social recognition solution to elevate recognition to a strategic imperative that drives business results. In addition, the interactions between employees using our social recognition solution generate data that provides our clients with deep management insights about their talent and culture. Our growth has been driven by our clients’ ability to use our social recognition solution to increase employee engagement, improve employee retention and strengthen company culture.

We have developed innovative technologies that power our full-service strategic solution and differentiate us from other recognition solution providers. We designed our social recognition solution to provide organizations with actionable intelligence about their talent and culture typically not found in traditional human resource solutions. We deliver this information through powerful enterprise social graphs, talent mapping and interactive info-graphics. These insights into employee performance complement the more traditional processes such as performance reviews, succession planning and career management, collectively referred to as human capital management, or HCM.

Through our SaaS platform, our clients benefit from a shorter implementation cycle, low total cost of ownership and access to the latest version of our software. Additionally, our social recognition solution has intuitive web and mobile-based user interfaces that are easy for employees to use across desktop and mobile computing environments. Our seamless employee adoption model and client-specific branding often leads to viral and organic adoption, and our SaaS platform scales to support large, global implementations.

Our social recognition solution has been successfully adopted in complex environments throughout the world. As of March 31, 2013, our client base consisted of more than 80 companies, with more than 1.6 million users located in more than 140 countries using our solution in 19 languages and dialects. Representative clients include: Abbott Laboratories, Celestica Inc., CitiCorp North America, Inc., The Dow Chemical Company, General Electric Company, IM Flash Technologies LLC, InterContinental Hotels Group, Intuit, Inc., LSI Corporation, Premier Farnell Corporation, The Procter & Gamble Company, SuccessFactors, Inc. and Symantec Corporation. For the year ended December 31, 2012 and the three months ended March 31, 2013, only one of our clients, General Electric Company, represented more than 10% of our total revenue at 32% and 34%, respectively, and over 85% of our total revenue was derived from North America and the European Union, with a majority coming from the United States, for each of these periods.

Our solution reinforces the praise delivered through recognition and extends employees’ recognition moments by providing awards with economic value. Employees redeem their awards through our global

e-commerce rewards network that has a broad array of locally relevant options including retail, online shopping, dining, travel and charitable giving.

We derive our billings primarily from recognition awards processed through our solution and associated transaction fees. The majority of our revenue is recognized when our clients’ employees redeem their awards through our global e-commerce rewards network, primarily for gift cards, and we deliver the redeemed item. In addition, the delivery of our social recognition solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support. The billings for these various activities, which are derived primarily from our transaction fees, are recorded as solution and services revenue over the service period of the contractual arrangement with our clients. Our revenue increases as clients adopt and expand their usage of our social recognition solution. Our total revenue has grown from $100.0 million in 2010 to $135.8 million in 2011 and to $157.7 million in 2012, representing a two-year compound annual growth rate, or CAGR, of 25.6%. During the years ended December 31, 2010, 2011 and 2012, our net income (loss) was $3.1 million, $(0.8) million and $(1.8) million, respectively, and our free cash flow was $4.6 million, $7.4 million and $3.1 million, respectively. During the year ended December 31, 2012, our net loss increased and free cash flow decreased as we invested heavily in expansion of our sales and marketing team which we expect to continue in 2013. For the three months ended March 31, 2013, we generated revenue of $41.5 million, incurred a net loss of $0.8 million and generated free cash flow of $3.4 million. For further explanation of our management’s use of free cash flow, limitations of its use, and a reconciliation of it to the most directly comparable GAAP measure, net cash provided by (used in) operating activities, please see “Summary consolidated financial data–Free cash flow.”

Industry background

Increasingly diverse and geographically-dispersed workforces combined with intense competition to hire and retain qualified employees have forced organizations to elevate their approach to employee engagement. The transformation of social recognition from ad hoc, informal practices into a strategic imperative enables organizations to drive business results and enhance their ability to attract, evaluate, develop and retain human capital. For decades, companies have attempted to use employee recognition programs to engage and motivate employees and to strengthen employee dedication to company values. Traditionally, recognition solutions have included in-house or third-party solutions that are focused on gifts, and are limited in that they often focus only on top performers or a small segment of the employee base and do not reinforce a consistent culture or set of values across an organization. Traditional recognition programs are not strategic, as they do not use recognition awards to drive specific actions and behaviors across the organization. We therefore believe that traditional programs are not able to consistently measure impact on employee engagement or business results.

Strategic recognition-based programs, if designed correctly, are cost-effective and valuable tools that can help raise employee morale and lower stress, absenteeism and turnover. A study by Gallup Consulting indicates that companies in the top quartile of employee engagement generated 16% higher profits and 18% higher productivity than those in the bottom quartile, and those with “world-class engagement” have 3.9 times the earnings per share, or EPS, growth rate compared with organizations with lower engagement in the same industry.(1) A culture of recognition can also have an even stronger impact on potential employee flight risks, and thus reduce costs.

We believe that to be most impactful, recognition solutions require innovative features to enable effective management of strategic recognition programs. Most traditional solutions have limited tools to inform strategic decision making and do not have technology or locally relevant reward options to provide

(1)	Gallup Consulting, Employee Engagement—What’s Your Engagement Ratio?, 2010.

full-service, global programs. They also typically do not have a social element to giving and communicating awards, which limits their impact with employees.

Market opportunity

In a July 2012 white paper that we commissioned, IDC estimated that the North America Recognition Market will grow from $22 billion in 2011 to $32 billion in 2016, an 8% CAGR.(2) In that same white paper, IDC also found that nearly 40% of study respondents expected to use a full-service third-party provider for all aspects of recognition in the twelve months ended July 31, 2013.(3)

There are several important secular trends that we believe are fueling the evolution of the recognition market.

•

The transformation of social recognition into a strategic business imperative.    Social recognition as a key business initiative not only improves organizations’ abilities to drive business results, but also enhances their abilities to successfully recruit, evaluate, train and retain qualified workforces.

•

The rise of social solutions as important communications tools in organizations.    The growth and penetration of social solutions has made it increasingly critical for enterprises to leverage employee collaboration and social platform technologies within their operations.

•	The continued adoption of SaaS solutions in the enterprise. Ease and speed of deployment and a desire for low total cost of ownership continue to drive growth in the SaaS market.

•	The continued strength of e-commerce. E-commerce continues to demonstrate strong growth, both in the United States and abroad.

Our solution

The key benefits of our social recognition solution include:

•

Social recognition drives engagement and aligns employees with cultural values.    Our solution enables employees across all levels of an organization to recognize each other for actions and behaviors that align with company values. This social employee-to-employee recognition is highly impactful as it originates from people who understand the value of the contribution, strengthens relationships within the organization, identifies important actions as they occur and is shared across a group or an entire organization.

•

Facilitates viral and organic adoption among employees.    Our social recognition solution has intuitive web and mobile-based user interfaces that do not require special training, making it simple for employees to use. These interfaces allow employees and managers to easily nominate one another for awards and then subsequently approve and redeem awards.

•

Enables measurability and provides unique insights.    Our solution provides our clients with deep management insights through powerful social graphing and talent mapping tools. Organizations use our social recognition solution to capture, measure and gain actionable intelligence about their organization and talent.

•

Highly relevant rewards that perpetuate usage of our social recognition solution.    Our global e-commerce rewards network is an expansive set of both widely applicable and locally relevant reward choices. Employees may choose rewards that are meaningful to them, from both online and local suppliers, which include retail, online shopping, dining, travel and charitable giving.

(2)	IDC, White Paper—Employee Recognition Driving Business Results, July 2012.
(3)	IDC, White Paper—Employee Recognition Driving Business Results, July 2012.

•

Global capabilities.    Our solution allows our clients to provide a single recognition program available to all of its employees globally. Our social recognition solution supports multiple currencies and languages and includes locally relevant rewards, which facilitates adoption by both multinational firms and regional companies.

•

Highly scalable and configurable solution.    Our SaaS platform is built with enterprise-class scalability, reliability and uptime and is currently adopted by some of the world’s largest companies. Our SaaS platform is a true multi-tenant architecture, which allows for configuration to meet the needs of each client. Our SaaS platform enables fast and low cost global deployments through centralized administration that is designed to meet our clients’ IT and security demands.

Our business model strengths

We believe our key competitive strengths include:

•

Clients pay when their employees use our social recognition solution.    We generate our revenue primarily from the number and monetary value of the awards our clients provide to their employees through our social recognition solution as well as associated transaction fees. We therefore share in our clients’ successes, as they benefit from our solution and their employees increase adoption.

•

High client retention.    Our overall billings retention rate exceeded 100% for each of the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2013. This “stickiness” has resulted in a consistent, recurring revenue profile from our client base. As organizations scale our social recognition solution, which increases employee engagement, our solution becomes a strategic and operational platform from which clients draw valuable insights about their talent and culture. For further explanation of our management’s use of billings retention rate, please see “Management’s discussion and analysis of financial condition and results of operations–Key metrics–Billings retention rate.”

•

E-commerce rewards network benefits from economies of scale.    We seek to continually expand and diversify the items available on our global e-commerce rewards network to meet the demands of new and existing clients. This increases the value of our social recognition solution for each of our clients as the broad array of choices on our global e-commerce rewards network become available to them. In addition, as the volume of rewards increases across our client base, our ability to negotiate better terms with certain of our rewards suppliers improves.

•

Align recognition and rewards with full range of HR systems.    Our solution provides our clients with insights into their talent through our powerful social graphs, talent mapping and interactive info-graphic displays. We can also combine our recognition data with information from other human resources, or HR, systems to supplement the insights provided by our analytics and improve the feedback provided by other HR systems.

Our growth strategy

The principal elements of our growth strategy include:

•

Broaden existing client relationships.    We plan to increase the number of client employees using our social recognition solution and the number and value of awards granted and received by those employees. In many cases, as clients experience the benefits gained from implementation of our social recognition solution and improvements in employee engagement, they expand adoption of our social recognition solution within their organizations and increase their recognition budgets.

•

Attract new clients.    We intend to expand our solution throughout the global market, which we believe is largely underpenetrated by full-service strategic recognition solutions. Historically, we focused on the most complex and large global organizations. More recently, we have expanded our sales efforts to companies with an employee base of 1,000 or more that have corporate HR functions located in North America. We have recently hired additional salespeople to target these organizations. We plan to continue to invest in additional salespeople to expand our reach and further penetrate our potential client base and to expand our sales coverage to focus on companies that have corporate HR functions located in North America and Europe to grow our client base.

•

Continue to expand our product offering.    We intend to continue to add features and benefits to our core platform to drive increased adoption and penetration as well as maintain our competitive advantages in the industry. For example, we recently released Talent Maps (interactive charts and graphics that leverage recognition data to reveal the performance and culture of any team or department) and have also enhanced our social recognition solution with new language capabilities. Furthermore, the breadth of our technology platform has allowed us to expand our addressable client base into new geographies, new industries and new types of organizations. To bolster our broader relevance with clients, we intend to pursue adjacent markets such as sales incentive management and other employee-facing rewards programs such as safety, wellness and employee-referral.

•

Establish and maintain key strategic relationships.    We plan to continue to reach new clients and provide more robust solutions through bilateral referral and cross selling relationships or other strategic partnerships such as those we have recently entered into with companies such as SuccessFactors, Inc. and Workday, Inc. We also intend to strengthen our ties throughout the HR and social enterprise solutions market and believe that these relationship networks will enable us to reach a wider client base and enhance our opportunity with existing clients.

•

Pursue selective acquisitions.    We intend to pursue acquisitions of complementary businesses and technologies that will enable us to acquire targeted product and technology capabilities, as well as add new clients and further expand our geographic reach.

Summary risk factors

Investing in our ordinary shares involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the heading “Risk factors” and elsewhere in this prospectus before making an investment in our ordinary shares. Below is a summary of some of the principal risks we face:

•

we have experienced rapid growth in recent periods and if we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or successfully meet competitive challenges and may not be able to regain profitability in the future;

•

because our revenue is generated from a limited number of clients, the loss of one or more clients could adversely affect our revenue. If our efforts to attract new clients are not successful, our existing clients decrease, or do not increase, adoption of our social recognition solution, or if our existing clients decrease, or do not increase, the overall budget for employee recognition from year to year, our business will suffer and our business prospects may be harmed;

•	our financial results may fluctuate from period to period for a variety of reasons and may cause us to fail to meet expectations, which in turn may cause our share price to decline;

•

our clients have no obligation to spend a minimum amount on our social recognition solution, and our success therefore depends on our ability to maintain a high level of client satisfaction and a strong reputation in the rewards and recognition industry;

•

prior to completion of this offering, entities affiliated with Atlas Venture and Balderton Capital beneficially own an aggregate of more than 73% of our ordinary shares, and after completion of this offering, our directors, executive officers and principal shareholders will continue to have substantial control over us and could delay or prevent a change in corporate control;

•

if we fail to retain existing suppliers or add new suppliers to our global e-commerce rewards network, including suppliers who can provide widely available or locally relevant rewards, our business, results of operations and financial condition may be harmed;

•	we may experience long, variable and, therefore, unpredictable sales and implementation cycles, which could delay our ability to recognize revenue and otherwise negatively impact our business;

•	we may be subject to additional or unexpected regulation, including regulation of awards as gift cards in some jurisdictions, that could increase our costs and otherwise harm our business; and

•	security and privacy breaches may harm our business.

Our corporate information

The legal and commercial name of our company is Globoforce Limited. We were incorporated in Ireland on April 11, 1997 as Habile Limited, and we changed our name to International Shopping Events & Enterprises Limited on July 12, 1997, to Globogift.com Limited on October 20, 1999 and finally to Globoforce Limited on October 23, 2002. Before completion of this offering, we will change our corporate structure from a private limited company to a public limited company. A public limited company known as Globoforce plc will become the holding company of the Globoforce group by way of a share-for-share exchange in which the shareholders of Globoforce Limited will exchange their shares in Globoforce Limited for identical shares in Globoforce plc. Upon the exchange, the historical consolidated financial statements of Globoforce Limited included in this prospectus will become the historical consolidated financial statements of Globoforce plc. Our legal and commercial name will be Globoforce plc. Our registered and principal office is located at 21 Beckett Way, Park West Business Park, Dublin 12, Ireland. Our U.S. headquarters office is located at Reservoir Corporate Center, 144 Turnpike Road, Suite 310, Southborough, MA 01772, and our telephone number is (508) 229-1500.

Our website address is www.globoforce.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

Globoforce, Talent Maps and other trademarks or service marks of Globoforce appearing in this prospectus are the property of Globoforce. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

The offering

Ordinary shares offered by us	shares

Ordinary shares offered by selling shareholders	shares

Ordinary shares to be outstanding after this offering	shares ( shares if the underwriters exercise their over-allotment option to purchase additional shares in full)

Underwriters’ option to purchase additional shares	We and the selling shareholders have granted a 30-day option to the underwriters to purchase up to an aggregate of additional ordinary shares to cover over-allotments, if any.

Use of proceeds by us	We estimate that we will receive net proceeds from this offering of $ million based upon an assumed initial public offering price of $ per ordinary share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As of the date of this prospectus, we have no specific plans for the use of the net proceeds of this offering, or a significant portion thereof. We anticipate that we will use the net proceeds we will receive from this offering for working capital and other general corporate purposes, including funding of our sales and marketing activities and the costs of operating as a public company and further investment in the development of our proprietary technologies. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time. We will not receive any of the proceeds from sales of ordinary shares by the selling shareholders. See “Use of proceeds” for additional information.

Risk factors	You should carefully read “Risk factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our ordinary shares.

Proposed symbol	“ ”

The number of ordinary shares to be outstanding after this offering is based on 4,738,900 ordinary shares outstanding as of March 31, 2013 and excludes:

•	308,163 ordinary shares issuable upon the exercise of share options outstanding as of March 31, 2013 with a weighted-average exercise price of $10.65 per share;

•

17,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2013 with a weighted-average exercise price of $7.36 per share, which will remain outstanding after this offering, unless earlier exercised; and

•	22,305 ordinary shares reserved for future issuance under our 2012 Stock Option and Incentive Plan, or the 2012 Plan, as of March 31, 2013.

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the effectiveness of our amended and restated articles of association, which will be in effect upon completion of this offering;

•	the conversion of all of our outstanding 2,987,500 preferred shares into 2,987,500 ordinary shares on a 1:1 basis upon the closing of this offering;

•	that the warrants outstanding as of March 31, 2013 to purchase 17,500 preferred shares automatically become warrants to purchase 17,500 ordinary shares upon the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional ordinary shares in this offering to cover over-allotments.

Summary consolidated financial data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data together with “Capitalization,” “Selected consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,			Three months ended March 31,
(in thousands, except per share data)	2010	2011	2012	2012	2013

Consolidated statements of operations data
Revenue
Redemption revenue	$90,991	$123,015	$141,136	$32,112	$37,296
Solution and services revenue	9,019	12,790	16,555	3,925	4,163

Total revenue	100,010	135,805	157,691	36,037	41,459
Expenses
Cost of redemption revenue	77,872	106,827	123,240	28,091	32,117
Cost of solution and services revenue	1,475	2,025	2,586	657	699
Operations	2,562	3,363	3,735	931	942
Research and development	4,177	8,933	9,285	2,467	2,288
Sales and marketing	7,805	11,097	16,862	3,412	4,628
General and administrative	2,578	3,241	4,186	913	1,320

Total expenses	96,469	135,486	159,894	36,471	41,994

Income (loss) from operations	3,541	319	(2,203)	(434)	(535)
Other (expense) income, net	(215)	(827)	828	(179)	(109)

Income (loss) before income taxes	3,326	(508)	(1,375)	(613)	(644)
Provision for income taxes	230	296	461	93	148

Net income (loss)	3,096	(804)	(1,836)	(706)	(792)
Net income (loss) attributable to participating securities	2,406	—	—	—	—

Net income (loss) attributable to ordinary shareholders	$690	$(804)	$(1,836)	$(706)	$(792)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.40	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Diluted	$0.38	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Weighted-average number of ordinary shares used in computing net income (loss) per share attributable to ordinary shareholders
Basic	1,742	1,748	1,751	1,750	1,751

Diluted	1,871	1,748	1,751	1,750	1,751

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted(1)			$(0.54)		$(0.16)

Weighted-average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders—basic and diluted(1)			4,739		4,739

(1)

Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all redeemable convertible preferred shares into ordinary shares and the conversion of all warrants to purchase redeemable convertible preferred shares into warrants to purchase ordinary shares, as if such conversion had occurred as of the date of original issuance. The impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to ordinary shareholders as the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends upon such conversion. Additionally, the gains (losses) associated with the changes in the fair value of the warrants to purchase preferred shares has been excluded from the determination of net loss as these remeasurements would not be required when the warrants to purchase preferred shares become warrants to purchase ordinary shares upon the closing of this offering.

The table below presents a summary of our consolidated balance sheet data as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding 2,987,500 preferred shares into 2,987,500 ordinary shares and our warrants to purchase 17,500 preferred shares into warrants to purchase 17,500 ordinary shares, in each case, on a 1:1 basis, upon the closing of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments described above, (ii) the effectiveness of our amended and restated articles of association, which will be in effect upon completion of this offering, and (iii) the sale by us of                  ordinary shares offered by this prospectus at the assumed initial public offering price of $         per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of March 31, 2013
(in thousands)	Actual	Pro forma	Pro forma as adjusted

Consolidated balance sheet data
Cash and cash equivalents	$22,696	$22,696	$
Property and equipment, net	2,760	2,760
Working capital (deficit)(1)	(18,292)	(18,292)
Total assets	65,887	65,887
Deferred revenue	62,715	62,715
Current and long-term debt	62	62
Warrants to purchase redeemable convertible preferred shares	499	—
Redeemable convertible preferred shares	13,095	—
Total shareholders’ (deficit) equity	(24,570)	(10,976)

(1)	We define working capital as current assets less current liabilities.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the estimated price range shown on the cover page of this prospectus, would increase (decrease), on a pro forma as adjusted basis, the amount of each of cash and cash equivalents, working capital (deficit), total assets and total shareholders’ (deficit) equity by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease), on a pro forma as adjusted basis, cash and cash equivalents, working capital (deficit), total assets and total shareholder’s (deficit) equity by approximately $         million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

Free cash flow

Free cash flow is used as a measure of our operating performance and for planning purposes, including the preparation of our annual operating budget. Management believes that free cash flow is useful to investors as a supplemental measure to evaluate our business over time.

Free cash flow is defined as net cash provided by (used in) operating activities less purchases of property and equipment. Management believes that the use of free cash flow provides consistency and comparability with our past financial performance, facilitates period to period comparisons of operating performance and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.

Free cash flow should not be considered a substitute for other measures of financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do. Management compensates for the inherent limitations associated with measuring free cash flow through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities. A reconciliation of net cash provided by operating activities to free cash flow is presented below:

	Year ended December 31,			Three months ended March 31,
(in thousands)	2010	2011	2012	2012	2013

Net cash provided by operating activities	$5,795	$8,260	$4,352	$5,957	$3,859
Less purchases of property and equipment	(1,177)	(857)	(1,225)	(363)	(477)

Free cash flow	$4,618	$7,403	$3,127	$5,594	$3,382

Risk factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below along with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding whether to purchase our ordinary shares. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occurs, our business, results of operations and financial condition may suffer significantly. As a result, the trading price of our ordinary shares could decline, and you may lose all or part of your investment in our ordinary shares.

Risks related to our business and industry

We incurred operating losses in recent fiscal periods and may be unable to regain profitability, which may negatively impact our ability to achieve our business objectives.

We incurred operating losses in certain recent fiscal periods. We reported net income of $3.1 million for the year ended December 31, 2010 and net losses of $0.8 million, $1.8 million and $0.8 million for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013, respectively. We cannot predict if we will regain profitability in the near future or at all. We expect to continue making significant expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant accounting, legal and other expenses that we did not incur as a private company. These increased expenditures will make it harder for us to regain profitability. The recent growth in our revenue and client base may not be sustainable, and we may not generate sufficient revenue to regain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this “Risk factors” section, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to regain profitability and the failure to fund our capital requirements may negatively impact our ability to achieve our business objectives.

Our financial results may fluctuate from period to period and may fail to meet expectations, which in turn may cause our share price to decline.

Our financial results may fluctuate from period to period and may fail to meet market expectations for a variety of reasons, including:

•	reduction in recognition spending or a decrease in growth by existing clients, which directly impacts billings and revenue;

•	the extent to which new clients are attracted to our solution to satisfy their employee recognition goals;

•	the timing and rate at which we acquire new clients;

•	the timing between when a new client agreement is signed and when that client starts using our solution;

•	the extent to which existing clients renew their agreements and the timing of those renewals;

•	the extent to which existing clients purchase or discontinue use of additional services in our solution and increase or decrease their number of users;

•	the addition or loss of clients, including through acquisitions, consolidations, bankruptcies or otherwise;

•	changes in our pricing policies or those of our competitors;

•	changes in billing cycles or payment terms in client agreements relative to award redemption patterns;

•	seasonal factors affecting demand for our solution or potential clients’ purchasing decisions;

•	the financial condition and creditworthiness of our clients;

•	the timing, success and related expenses of new products and services or enhancements introduced by us or by our competitors;

•	other changes in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners; and

•

various factors related to disruptions in our Software-as-a-Service, or SaaS, hosting network infrastructure, defects in our software, privacy and data security and exchange rate fluctuations, each of which is described elsewhere in this “Risk factors” section.

In light of the foregoing factors, we believe that our financial results, including our revenue and deferred revenue levels, may vary significantly from period-to-period. As a result, period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of future performance.

Fluctuations in our quarterly operating results could cause the price of our ordinary shares to decline rapidly and significantly, may lead research analysts to change their long-term models for valuing our ordinary shares, could cause short-term liquidity issues, may impact our ability to retain or attract key personnel or cause other unanticipated issues. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our ordinary shares would likely decline substantially.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have experienced seasonality with respect to the timing of when awards are both awarded and subsequently redeemed. We have historically seen a higher percentage of awards and redemptions in the fourth quarter of each year. We expect this seasonality to continue, or possibly increase, in the future, which may cause additional fluctuations in certain of our operating results and financial metrics, and thus cause increased difficulties in predictability.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or successfully meet competitive challenges.

We increased our number of full-time employees from 106 at December 31, 2010 to 146 at December 31, 2011 to 194 at December 31, 2012 and to 205 at March 31, 2013, and our total revenue increased from $100.0 million in 2010 to $135.8 million in 2011 and to $157.7 million in 2012 and from $36.0 million for the three months ended March 31, 2012 to $41.5 million for the three months ended March 31, 2013. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, client base, headcount and operations both domestically and internationally. Creating a global organization and managing a geographically-dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively. As such, we may be unable to manage our expenses effectively in the future, which may negatively impact our operating expenses.

Our revenue is generated from a limited number of clients, and the loss of one or more significant clients could adversely affect our revenue.

Our client base is highly concentrated. For the year ended December 31, 2012 and the three months ended March 31, 2013, our ten largest clients by revenue represented approximately 74% and 72%, respectively, of our total revenue, with one client, General Electric Company together with its affiliates, representing more than 10% of our total revenue at 32% and 34%, respectively. We expect that a relatively small number of clients will continue to account for a significant portion of our revenue for the foreseeable future. The loss of one or more of our clients, including the loss of any of our larger clients, whether through acquisitions, consolidations, bankruptcies or otherwise, or the failure to retain a significant amount of business from our clients, could harm our business, results of operations and financial condition.

Our clients have no obligation to spend a minimum amount on our solution, and if our existing clients decrease, or do not increase, adoption of our solution or if existing clients decrease, or do not increase, the overall spending for employee recognition from year to year, our business will suffer and our business prospects may be harmed.

We expect to continue to derive a significant portion of our revenue from our existing clients, and we expect our future revenue growth to be driven by expansion of existing clients’ employee recognition budgets from year to year or expansion of existing programs to wider populations of employees within existing clients. Despite such expectations, our clients have no obligation to spend a minimum amount on our solution. As a result, if existing clients do not maintain their current levels of use of our solution or decrease their employee recognition budget, our business, results of operation and financial condition will suffer. In addition, the rate at which clients expand their existing programs to additional employee populations is critical to our future growth. Factors that may affect the expansion rate for our solution include:

•	the price, performance and functionality of our solution;

•	the availability, price, performance and functionality of competing solutions;

•	the effectiveness of our client support services; and

•	our ability to continue to offer global rewards, including local suppliers.

There can be no assurance that any of our clients will increase or not decrease adoption of, or overall spending for, our solution. If our clients choose not to take advantage of our solution for any reason, our revenue will decline and our future revenue may be constrained.

Most of our major clients may terminate their agreements for any reason with limited notice or choose not to renew their agreements, and our success therefore depends on our ability to maintain a high level of client satisfaction and a strong reputation in the rewards and recognition industry.

Most of our major clients may terminate their agreements with us for any reason with typically 30 to 180 days prior notice. Additionally, most of our major clients have entered into master services agreements that continue for three years from the initial contract date and either renew upon mutual agreement, or automatically renew for additional one-year periods unless either party notifies the other of its desire not to renew. However, some of our agreements do not contain renewal provisions, which may require us to enter into new agreements with those clients. While few clients have terminated their agreements with us for convenience, some of our clients have elected not to renew their agreements with us. There can be no assurance that any of our clients will choose to renew their agreements with us, and our clients may negotiate terms less advantageous to us upon renewal. As a result, our continued success depends significantly on our ability to meet or exceed our clients’ expectations. If any of our largest clients or a significant number of clients seek to or actually terminate their agreement, fail to renew their agreement, renew their agreement upon less favorable terms or do not enter into a new agreement with us, our business, results of operations and financial condition would be adversely affected.

If we fail to retain any of our largest existing suppliers or a significant number of our existing suppliers or add new suppliers to our global e-commerce rewards network, including suppliers who can provide widely available or locally relevant rewards, our business, results of operations and financial condition may be harmed.

We depend on our ability to attract and retain suppliers that are prepared to offer gift cards or merchandise on compelling terms to us that we sell through our global e-commerce rewards network. We believe the successful management of our supplier relationships is a key aspect of our business and our ability to compete successfully in the market for recognition solutions. We do not have long-term arrangements to guarantee the availability of variety to our clients’ employees or favorable pricing terms to us. Additionally, our current suppliers, including our largest suppliers, may not continue their relationships with us on favorable payment and other terms, if at all, and any change to the payment terms may affect our cash flows from operations. We must continue to attract and retain suppliers for our global e-commerce rewards network in order to increase revenue. We may experience attrition of suppliers in the ordinary course of business resulting from several factors, including changes in supplier contract requirements and terms and supplier closures and bankruptcies. We may fail to retain any of our largest suppliers or a significant number of our suppliers or fail to continue to attract new suppliers who can provide a wide range of compelling or locally relevant awards. If any of the foregoing occurs, our employee recognition solution may be less compelling to clients and our business, results of operations and financial condition may be harmed.

Our financial results may fluctuate due to our long, variable and, therefore, unpredictable sales cycle and our focus on large and mid-sized organizations.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. If our sales cycle becomes longer or more variable, our results may be adversely affected. Our sales cycle generally varies in duration between three months to over a year and, in some cases, even longer. The fluctuations that result from the length and variability of our sales cycle may be magnified by our focus on sales to large and mid-sized organizations. Factors that may influence the length and variability of our sales cycle include:

•	the need to educate potential clients about the uses and benefits of our solution;

•	the discretionary nature of potential clients’ purchasing and budget cycles and decisions;

•	the competitive nature of potential clients’ evaluation and purchasing processes;

•	evolving functionality demands of potential clients;

•	fluctuations in the employee recognition needs of potential clients;

•	announcements or planned introductions of new products by us or our competitors; and

•	lengthy purchasing approval processes of potential clients.

If we are unable to close an expected significant transaction with one or more of these companies in a particular period, or if an expected transaction is delayed until a subsequent period, our operating results for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

If we experience delays in the client implementation process, it could delay our ability to recognize revenue, increase our costs and otherwise negatively impact our business.

The first stage of a client program is implementation, where the look and feel of the website, award options and structure of the client’s recognition program is determined and the website is configured based on the client’s needs. It may be difficult for us to manage the timeliness of these implementations and the allocation of personnel and resources by us or our clients. If our infrastructure capacity is insufficient to meet our needs, we may experience delays in deploying our solution to new clients, or expanding the solutions we offer to existing clients. We do not recognize revenue from clients until their recognition program is launched. If the launch of our solution with a new client is delayed or an expansion of our solution with an existing client is delayed due to complications in the implementation process caused by us or our clients, our recognition of revenue for the deployment or expansion with such client will be delayed. Therefore, failure to successfully manage client implementations could result in a delay in our ability to recognize revenue. Delays in implementation could also increase costs, harm our reputation, cause us to lose existing clients, lead to potential client disputes or limit the adoption rate of our solution, and our business, results of operations and financial condition could be materially and adversely affected.

If our efforts to attract new clients are not successful, our revenue growth will be adversely affected.

One of the key elements to growing our business is new client acquisition. Our ability to attract new clients will depend in large part on the success of our sales and marketing efforts, including our more recent focus on organizations with 1,000 or more employees, which may not be successful. Our prospective clients may not be familiar with our solution, or may have traditionally used other products and services for their employee recognition requirements. Our prospective clients may develop their own solutions to address their employee recognition goals, purchase competitive product offerings, or engage third-party providers of services that do not use our solution to provide their services. In addition, attracting new clients requires substantial time and expense. It may be difficult to identify, engage and market to clients who do not currently have recognition programs or are unfamiliar with our solution, and many of our clients typically require input from one or more internal levels of approval. This requires us to spend substantial time and effort assisting potential clients in evaluating our solution including providing demonstrations. We may also be required to invest or incur additional time and expense in connection with our increased focus on mid-sized organizations. Furthermore, the market’s demand for a SaaS platform for employee recognition may decrease or may not increase relative to the demand for solutions from traditional non-strategic recognition vendors, or an alternative form of employee recognition solution may emerge. If our prospective clients do not perceive our solution to be of sufficiently high value and quality, we may not be able to attract new clients and our business, results of operations and financial condition would be adversely affected.

We may be subject to additional or unexpected regulation, including regulation of awards as gift cards in some jurisdictions, that could increase our costs and otherwise harm our business.

The application of certain laws and regulations, including the U.S. Credit Card Accountability Responsibility and Disclosure Act of 2009, or the CARD Act, and unclaimed and abandoned property laws, to the unused value of awards is uncertain. In certain states and foreign jurisdictions, awards may be considered a gift card. Some of these states and foreign jurisdictions include gift cards under their unclaimed and abandoned property laws, which require companies to remit to the government the value of the unredeemed balance on the gift cards after a specified period of time (generally between one and five years) and impose certain reporting and recordkeeping obligations. The analysis of the potential application of the unclaimed and abandoned property laws to awards is complex, involving an analysis of constitutional and statutory provisions and factual issues, including our relationship with clients and their employees and our role as it relates to the issuance of awards and their redemption. In the event that one or more states or foreign jurisdictions successfully challenges our position on the application of its unclaimed and abandoned property laws to awards, our revenue previously recognized for awards that were sold but never redeemed, or breakage, could have a material adverse impact on our revenue and net income. We recognized redemption revenue related to breakage of $3.2 million, $3.6 million and $3.2 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $0.9 million and $1.2 million for the three months ended March 31, 2012 and 2013, respectively. Moreover, a successful challenge to our position could subject us to penalties or interest on unreported and unremitted sums, and any such penalties or interest would have a further material adverse impact on our net income.

In addition, from time to time, we may be notified of additional laws and regulations which governmental organizations or others may claim should be applicable to our business. We may also become subject to additional regulatory and compliance requirements as a result of changes in laws or regulations, or as a result of any expansion or enhancement of our existing solution or any new solutions we may offer in the future. If we are required to alter our business practices as a result of any laws or regulations, our revenue could decrease, our costs could increase and our business may be adversely affected. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, judgments or settlements could harm our profitability.

Security and privacy breaches may harm our business.

Our solution involves the storage and transmission of information over the Internet, and security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of this information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations and liabilities. Although our solution is not designed or required to have access to personally identifiable employee information held by our clients, there is a risk of inadvertent access to such information since our software interacts with our clients’ platforms and other human resources software. For example, our controls may fail to prevent such access or access may be inadvertently permitted during the implementation of our solution. If our security measures are breached as a result of third-party action, employee or implementation error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client or employee data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose revenue and clients. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our business, results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another SaaS provider, our clients and potential clients may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

The U.S. and various state governments have adopted or proposed limitations on the collection, distribution and use of personally identifiable information. Several foreign jurisdictions, including all European Union member states, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection, storage, transfer, security and deletion in these jurisdictions. Within the EU there are proposals to increase these requirements and to impose significant penalties for non-compliance. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations, fines or other liabilities. Moreover, if future laws and regulations limit our clients’ ability to use and share employee data or our ability to store, process and share data with our clients over the Internet, demand for our solution could decrease, our costs could increase, and our business, results of operations and financial condition could be harmed.

If we fail to develop or acquire new functionality or enhance our existing solution to meet the needs of our existing and future clients or if we fail to estimate the impact of developing and introducing new functionality and enhanced solutions on our business, our revenue will decline.

To keep pace with technological developments, satisfy increasingly sophisticated client requirements and achieve market acceptance, we must continue to enhance and improve our existing solution and we must also continue to introduce new solutions. Any new solutions we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new solutions or enhance our existing solutions or if we fail to price our solutions to meet market demand, our business and operating results will be adversely affected. To date, we have focused our business on providing rewards and recognition solutions for large and mid-sized organizations, but we may seek to expand into other offerings in the future such as sales incentive management and other employee-facing rewards programs including safety, wellness and employee-referral. Our efforts to expand our solution to new organization sizes or beyond rewards and recognition solutions may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which could in turn harm our existing business.

We expect to incur significant expense to develop additional solutions and functionalities and to integrate acquired solutions or functionalities into our existing platform to maintain our competitive position. These efforts may not result in commercially viable solutions. If we do not receive significant revenue from these investments, our business could be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our clients. Clients may require customized solutions, or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution, and our results of operations, financial condition, business and prospects could be materially adversely affected.

We may be forced to change our pricing levels, or our pricing model, as the market for recognition solutions evolves.

The market for rewards and recognition solutions is still evolving, and competitive dynamics may cause pricing levels, as well as pricing models generally, to change as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their talent management needs. As a result, we may be forced to change our pricing model, and we may be unable to renew existing client agreements or enter into new client agreements with the same or more favorable pricing and terms, which could have a material adverse effect on our revenue and other operating results.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for social recognition solutions is highly competitive. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater brand name recognition, longer operating histories, more varied services and larger operating budgets as well as greater financial, technical and other resources. If one or more of our competitors were to merge or partner with another of our competitors, if one or more of our competitors were to enter into strategic partnerships with companies in the human resources and compensation fields, or if new competitors enter into the market for recognition solutions, the change in the competitive landscape could materially adversely affect our ability to compete effectively. We expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors have varying pricing models, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms, which has resulted in pressures on our billing terms. If we are unable to maintain our pricing levels, billing terms and market share, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced revenue, reduced operating margins, losses or the failure of our solution to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from other incentive and recognition providers, as well as traditional non-strategic recognition solutions, internally developed solutions designed to support the needs of a single organization, as well as from third-party human resource application providers. We may also face competition from new market entrants. Our primary competition is from traditional incentive vendors such as, without limitation, BI Worldwide, Maritz and O.C. Tanner.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger client bases and major distribution agreements with consultants, system integrators and distributors. Moreover, many software vendors could bundle human resource products or offer such products at a lower price as part of a larger product offering. In addition, some competitors may offer software that addresses one, or a limited number, of rewards and recognition functions at a lower price point or with greater depth than our solution. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. Further, some potential clients, particularly large organizations, may elect to develop their own internal solutions.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. If we are unable to compete effectively with our competitors for any of the foregoing reasons or for any other reasons, our business, results of operations and financial condition could be materially and adversely affected.

Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our clients. The revenue growth and potential profitability of our business depends on demand for and usage of employee rewards and recognition solutions in particular. We sell our solution primarily to large and mid-sized organizations whose businesses fluctuate based on general economic and business conditions. To the extent that weak economic conditions cause our clients and potential clients to freeze or reduce their headcount, demand for our solution may be negatively affected. Historically, economic downturns have resulted in overall reductions in spending on employee compensation, including employee rewards and recognition solutions as well as pressure for extended billing terms, as occurred during the recent recession. If economic conditions deteriorate or do not materially improve, our clients and potential clients may elect to decrease their employee recognition budgets or defer or reconsider new solution purchases or renewals, which would limit our ability to grow our business and negatively affect our operating results.

We use a third-party data center facility to deliver our solution. Any disruption of service at this facility could harm our business.

We manage our services and serve all of our clients from one third-party data center facility located in the United States and one back-up facility, which is owned and managed by us in our Dublin office. While we own and control the actual computer and storage systems upon which our platform runs and deploy them to the U.S. data center facility, we do not own, lease or control the operation of the U.S. facility.

The U.S. data center facility provider has no obligation to renew its agreement with us on commercially reasonable terms, or at all. If we are unable to renew this agreement on commercially reasonable terms, we may be required to transfer to a new facility, and we may incur significant costs and possible service interruption in connection with doing so. In addition, if our data centers fail to meet our capacity requirements, our service could be interrupted and our ability to scale our operations could be adversely affected.

Any changes in third-party service levels at the U.S. facility or any errors, defects, disruptions or other performance problems at or related to this facility that affect our services could harm our reputation and may damage our clients’ businesses. Interruptions in our services might reduce our revenue, cause us to issue credits to clients, subject us to potential liability, and cause clients to terminate their agreements with us or harm our renewal rates.

This facility is vulnerable to damage or service interruption resulting from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, or a decision to close the facility without adequate notice or other unanticipated problems could result in lengthy interruptions in our services.

Any significant disruption in our SaaS hosting network infrastructure could harm our reputation, require us to provide credits or refunds, result in early termination of client agreements or loss of clients, and negatively affect our business.

Our SaaS hosting network infrastructure is a critical part of our business operations. Our clients access our solution through a standard web browser or mobile device and depend on us for fast and reliable access to our solution. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solution. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	security breaches;

•	telecommunications outages from third-party bandwidth, internet service, mobile network, electricity and other providers;

•	computer viruses;

•	acts of terrorism, sabotage or other intentional acts of vandalism;

•	unforeseen interruption or damages experienced in moving hardware to a new location;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

Although we generally back up our client databases daily and store our data in more than one geographically-distinct location, our infrastructure does not currently include the real-time mirroring of data. Thus, in the event of any of the factors described above, or certain other failures of our computing infrastructure, client data from recent transactions may be permanently lost. Moreover, some of our client agreements include performance guarantees and service level standards that obligate us to provide credits, refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solution.

Defects in our software could affect our reputation, result in significant costs to us and impair our ability to sell our solution and related services.

Although we regularly test our software for defects and work with clients through our client support organization to identify and correct errors, defects in our software are likely to occur in the future. The costs incurred in correcting any software defects may be substantial and could adversely affect our operating results. Any defects that cause interruptions to the availability of our software could result in:

•	lost or delayed market acceptance and sales of our solution;

•	early termination of client or supplier agreements or loss of clients or our relationships with our suppliers;

•	credits or refunds to clients;

•	product liability suits against us;

•	diversion of development resources; and

•	injury to our reputation.

While our client agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solution, such limitations and disclaimers do not typically apply to data privacy breaches or indemnification issues and may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

Government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to laws specifically governing the Internet and e-commerce. Existing and future regulations and laws could impede the growth of the Internet or other online services. These regulations and laws may involve taxation, tariffs, participant privacy, data protection, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services and the characteristics and quality of services. It is not clear how existing laws governing issues such as property, ownership, sales and other taxes, libel and personal privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or e-commerce. In addition, it is possible that governments of one or more countries may seek to censor content available on our websites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, we may be unable to retain, expand within or increase our client base and we may not be able to maintain or grow our revenue.

If we fail to retain key employees and recruit qualified technical personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer. We have entered into employment agreements with                 ; however, none of them, nor our senior management nor any of our other employees is obligated to continue his or her employment with us. We have no key-man insurance on any member of our senior management or other key employees.

In addition, because our future success is dependent on our ability to continue to enhance and introduce new solutions, we are heavily dependent on our ability to attract and retain qualified engineers with the requisite education, background and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales and marketing and operational personnel capable of supporting a larger and more diverse client base. The loss of the services of a significant number of our engineers could be disruptive to our development efforts or business relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose clients or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms or at all. If we are unable to attract and retain qualified personnel, our business, results of operations and financial condition could suffer.

We may not be successful in managing our inventory.

Our inventory balance represented approximately 7% of our total assets as of March 31, 2013. We must maintain sufficient inventory levels to meet our clients’ demands while managing our costs to store and hold gift cards. If we do not accurately predict demand, we may have to dispose of excess inventory, which also can adversely impact our financial results. We also experience inventory shrinkage and cannot assure you that inventory loss and theft will remain the same or decrease in the future or that we will effectively address inventory shrinkage.

Under most of our current supplier agreements, we do not have the ability to return unsold items, and we have entered into and plan to continue to enter into purchase agreements with commitments to purchase larger quantities of inventory to secure more favorable business terms. If we are unable to correctly predict demand for gift cards, we may be responsible for covering the cost of unused inventory and our financial condition and results of operations may suffer.

In addition, our suppliers of goods may have difficulty adjusting to our changing demands and growing business and their failure to provide quality merchandise in a timely manner could damage our reputation and lead to litigation against us. We rely on outsourcers to procure merchandise and if they do not keep up with changing consumer preferences our ability to attract new, or expand existing clients could be harmed.

Failure to effectively expand our sales teams may impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our client base and our business. Identifying, recruiting and training qualified sales and marketing personnel will require significant time, expense and attention. If we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

Because we recognize revenue over the contract term and estimate total contract value, a significant downturn in our business may not be immediately reflected in our operating results.

We recognize redemption revenue upon delivery of goods or gift cards to our clients’ employees and solution and services revenue from our client agreements over the contractual terms of these agreements, which is typically three years. As a result, a significant portion of the revenue we report in each quarter is generated from client agreements entered into during previous periods. Consequently, a decline in new or renewed client agreements in any one quarter may not impact our financial performance in that quarter, but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, or there is a reduction in the client’s recognition spend, our revenue will decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solution may not be reflected in our short-term results of operations.

Integrated, comprehensive SaaS solutions such as ours represent a relatively new approach to addressing organizations’ recognition initiatives, and if demand for SaaS solutions such as ours does not increase, our business will suffer.

Providing organizations with rewards and recognition solutions through integrated, comprehensive SaaS solutions is a developing market, and we must improve the market awareness of our software-based recognition solution to increase our revenue. The widespread adoption of our solution depends not only on strong demand for rewards and recognition solutions generally, but also for solutions delivered via a SaaS business model in particular. There are still a significant number of organizations that have not adopted recognition programs at all, and it is unclear whether such organizations ever will adopt such programs and, if they do, whether they will desire a SaaS solution such as ours. As a result, we cannot assure you that our SaaS solution will achieve and sustain the high level of market acceptance that is critical for the success of our business.

If we fail to develop our brand cost-effectively, our business may suffer.

Developing and maintaining awareness of the Globoforce brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new clients. Furthermore, the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices, which we may not do effectively. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses.

We currently have accounts receivable denominated in U.S. dollars, British pounds, Canadian dollars, Australian dollars and Euro, and in the future we may have sales denominated in additional currencies depending on where our clients are located. While we invoice our clients in U.S. dollars, British pounds, Canadian dollars, Australian dollars and Euro, we incur a significant portion of our operating expenses in Euro and U.S. dollars, and our cost of redemption revenue is typically incurred in the supplier’s local currency. Any fluctuation in currency exchange rates may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to a lack of experience, unreasonable costs or illiquid markets.

We have entered into outsourcing and other agreements with third parties related to certain call center and fulfillment services, and any difficulties experienced in these arrangements could result in additional expense, loss of revenue or an interruption of our solutions.

We have entered into outsourcing agreements with third parties to provide certain call center and fulfillment services to our clients and their employees. As a result, we rely on third parties over which we have limited control to perform certain of our operations. If these third parties are unable to perform to our requirements or to provide the level of service required or expected by our clients and their employees, our business, operating results and financial condition may be harmed and we may be forced to pursue alternatives to provide these services, which could result in delays, interruptions, additional expenses and loss of clients and related revenues.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and harm our operating results.

We may seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our solution, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of our management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are ultimately consummated.

As we have not historically engaged in significant acquisition activity, we have limited experience as a company in acquiring and integrating other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	our ability to integrate the combined products, services and technology;

•	our ability to migrate clients to our technology platform;

•	diversion of management’s attention from other business concerns;

•	harm to our existing relationships with clients and partners as a result of the acquisition;

•	the potential loss of key employees;

•	unanticipated or unknown liabilities that relate to the purchased business;

•	the use of resources that are needed in other parts of our business; and

•	the use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions, such as confidentiality agreements and licenses to establish and protect our proprietary rights in our solution. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect the unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our software and use information that we regard as proprietary to create software that competes with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed software may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our software and proprietary information may increase. Our competitors could also independently develop solutions equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from doing so. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We may not be effective in policing unauthorized use of our intellectual property, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Any enforcement efforts we undertake, including litigation, could be time consuming and expensive, could divert our management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in cost-effectively protecting our intellectual property rights, our business, results of operations and financial condition could be materially adversely affected.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our solution and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solution.

Our use of and reliance on research and development resources in foreign countries and with third party providers may expose us to unanticipated costs or events.

We have research and development centers in Ireland and Belarus and have significant numbers of contractors in Belarus. Since those contractors work for third parties who supply such contractors to us, our ability to retain them on our projects is limited. There can be no assurance that our reliance upon research and development resources in foreign countries will enable us to achieve meaningful cost reductions or greater resource efficiency. Further, our research and development efforts and other operations in foreign countries involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering personnel because of intense competition for engineers and resulting wage inflation;

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difficulties regarding the transfer of knowledge related to our technology and resulting exposure to misappropriation of intellectual property or information that is proprietary to us, our clients and other third parties;

•	heightened exposure to change in the economic, security and political conditions in foreign countries; and

•	fluctuations in currency exchange rates and difficulties of regulatory compliance in foreign countries.

Difficulties resulting from the factors above and other risks related to our operations in foreign countries could expose us to increased expense, impair our development efforts and harm our competitive position.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. Our process for controlling our own employees’ use of third-party proprietary information may not be sufficient to prevent assertions of intellectual property infringement claims against us. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. We have and may in the future obtain licenses from third parties to forestall or settle any potential claims of alleged infringement of our technology upon the intellectual property rights of others. Discussions and negotiations with such third parties, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business. In the future, we may receive claims that our technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our solution, or require that we comply with other unfavorable terms. If our technology violates any third-party intellectual property rights, we could be required to withdraw that technology from the market, re-develop that technology or seek to obtain licenses from third-parties, which might not be available on reasonable terms or at all.

We may also be obligated to indemnify our clients or distributors in connection with any such litigation and to obtain licenses, modify our solution, refund fees or pay substantial settlement costs, including royalty payments, in connection with any such litigation, any of which could further exhaust our resources. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.

We rely on technology and intellectual property licensed from other parties, the failure or loss of which could increase our costs and delay or prevent the delivery of our software solutions.

We depend, in part, on technology and intellectual property rights of third parties licensed to us for our software. Any errors or defects in any third-party technology could result in errors in our software. In addition, such technology and rights may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements, any loss of the right to use any of this technology on commercially reasonable terms, or at all, could result in delays in producing or delivering our solution until equivalent technology is identified and integrated, requiring us to either redesign our software or develop these components ourselves, which would result in increased costs or force us to limit the features available in our current or future software. Errors in the software we license or the loss or inability to maintain these licenses could result in increased costs, reduced service levels or delayed sales of our solution.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Many of our client agreements include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, breach of confidentiality with respect to personal data, or other liabilities relating to or arising from our solution, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. Although we look to contractually limit our liability with respect to indemnification and other requests, the existence of such a dispute with a client may have adverse effects on our client relationships and reputation.

We use open source software in our technology, which could subject us to litigation or other actions.

We use open source software in our technology and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their technology. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our software. In addition, if we were to combine our proprietary technology with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software. If we inappropriately use open source software, we may be required to re-engineer our solution, discontinue providing our software solution or take other remedial actions, any of which could have a material adverse effect on our business, results of operations or financial condition.

The global nature of our business subjects us to additional costs and risks that can adversely affect our operating results.

Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our solution in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our international operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. If we are unable to manage the foregoing international aspects of our business, our operating results and overall business will be significantly and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

To comply with the requirements of being a public company, we may need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations, or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our ordinary shares could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on                     .

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. This assessment will need to include the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. We are just beginning the costly and challenging process of compiling the system and processing documentation needed to comply with such requirements. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, depending on whether we choose to rely on certain exemptions set forth in the JOBS Act. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls in the future. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our ordinary shares.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, particularly after we are no longer an “emerging growth company,” which could adversely affect our operating results.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules and regulations of                      and the Irish Companies Act of 1963–2012, in so far as such Acts apply to public limited companies, and we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. Despite recent reform made possible by the JOBS Act, which allows us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, management and other personnel will need to devote substantial time to these public company requirements, diverting their attention from other business matters.

After we are no longer an “emerging growth company,” or sooner if we choose not to take advantage of certain exemptions set forth in the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a public company, we also expect that it may be more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers. The increased costs associated with operating as a public company, including after we cease to qualify as an “emerging growth company,” may decrease our net income or increase our net loss and may require us to change our cost structure and pricing model.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for an extended period of time, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing not to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” for up to five years, although if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions and transition periods. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Risks related to tax issues

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Furthermore, one or more jurisdictions in which we do not believe we are currently subject to tax payment, withholding, or filing requirements, could assert that we are subject to such requirements. Any of these claims or assertions could have a material impact on us and the results of our operations.

Changes in our effective tax rate may reduce our net income in future periods.

While we believe that our organization as an Irish company should improve our ability to maintain a competitive worldwide effective corporate tax rate, we cannot give any assurance as to what our effective tax rate will be because of, among other things, uncertainty regarding the tax policies of the jurisdictions where we operate. In general, under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. Trading income of an Irish company is generally taxable at the Irish corporation tax rate of 12.5%. Non-trading income of an Irish company, such as interest income, rental income or other passive income, is taxable at a rate of 25%. It is possible that in the future, whether as a result of a change in law in any jurisdiction or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs, we could become, or be regarded as having become tax resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on any gain inherent in our assets. Our actual effective tax rate may vary from our expectation and that variance may be material. Additionally, the tax laws of Ireland, the United States and other jurisdictions could change in the future, and such changes could cause a material change in our effective tax rate.

A number of factors may increase our future effective tax rates, including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of our deferred tax assets and liabilities;

•	increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in the taxation of share-based compensation;

•	changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

•	challenges to the transfer pricing policies related to our structure.

Our tax position could be adversely impacted by changes in tax rates, tax laws, tax treaties or tax regulations or changes in the interpretation of such laws, treaties or regulations by the tax authorities in Ireland, the United States and other jurisdictions.

Such changes may be more likely or become more likely as a result of recent economic trends in the jurisdictions in which we operate, particularly if such trends continue. For example, Ireland has suffered from the consequences of worldwide adverse economic conditions and the credit ratings on its debt have been downgraded. A change in the Irish government’s stated policy of not increasing business taxation may increase the effective tax rates applicable to our Irish operations and such changes could cause a material and adverse change in our worldwide effective tax rate and we may have to take action, at potentially significant expense, to seek to mitigate the effect of such changes. In addition, any amendments to the current double taxation treaties between Ireland and other jurisdictions, including the United States, could subject us to increased taxation.

Failure to manage the risks associated with such changes, or misinterpretation of the laws relating to taxation, could result in increased charges, financial loss, including penalties and reputational damage and materially and adversely affect our business, results of operations or financial condition.

Our operating results may be harmed if we are required to collect sales and similar taxes for our solutions in jurisdictions where we have not historically done so.

Providers of goods or services are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes, including in certain cases VAT. Each country and each U.S. state has different rules and regulations governing these taxes. We reserve estimated sales and use taxes on our financial statements, but we cannot be certain that we have made sufficient reserves to cover all such taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our solutions, we may be liable for past taxes in addition to being required to collect sales or similar taxes in respect of our solutions going forward. Liability for past taxes may also include interest and penalty charges. Our client contracts provide that our clients must pay all applicable sales and similar taxes. Nevertheless, clients may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes or we may determine that it would not be feasible to seek reimbursement. If we are required to collect and pay back taxes and the associated interest and penalties and if our clients do not reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our solutions going forward will effectively increase the cost of such solutions to our clients.

Many U.S. states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in the U.S. Congress that would provide U.S. states with additional authority to impose such taxes. Accordingly, it is possible that either U.S. federal or U.S. state legislative changes may require us to collect additional sales and similar taxes from our clients in the future.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations world-wide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our parent company and subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows. Double taxation should be mitigated in these circumstances where the affiliated parties that are subject to the transfer pricing adjustment are able to benefit from any applicable double taxation agreement.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

As of December 31, 2012, we had Irish net operating loss carryforwards of approximately $19.3 million and Irish research credit carryforwards of approximately $0.7 million. These Irish net operating loss carryforwards and research credit carryforwards do not expire, but may not be fully utilized unless we generate sufficient income in Ireland.

Under Irish law, where a company makes a loss in its trade, it can carry that loss forward to subsequent accounting periods and offset the loss against profits or gains of the same trade. The utilization of carried forward losses is disallowed where (i) the trade that gave rise to the losses is discontinued or (ii) within any period of three years, there is both a change in the ownership of a company and (whether earlier or later in that period or at the same time) a major change in the nature or conduct of a trade carried on by the company or (iii) at any time after the scale of the activities in a trade carried on by a company has become small or negligible and before any considerable revival of the trade, there is a change in ownership of the company. There are no legislative explanations of what constitutes a major change in the nature or conduct of a trade. Relevant case law indicates that there must be a difference in the kind of trade/goods (and not just a quantitative difference) or a major difference in client outlets or markets of the trade but whether there has been a major change in the nature or conduct of a trade is a qualitative matter, and one which is to be judged on the facts of any particular set of circumstances. We may experience ownership changes in the future as a result of this initial public offering and subsequent movements in our share ownership. If we also experience a major change in the nature or conduct of our trade or our trade becomes small or negligible, we may be limited in the amount of loss carryforwards that we can use in the future to offset taxable income for Irish corporation tax purposes. Furthermore, in the event we incur net income in certain jurisdictions but incur losses (or have loss carryforwards) in other jurisdictions, we cannot offset the income from one jurisdiction with the loss from another, which could increase our effective tax rate.

We may become or be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

Based on the current and anticipated valuation of our assets and composition of our income and assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year or any future taxable year. A non-U.S. corporation is a PFIC in any taxable year in which, after taking into account certain look-through rules, either (i) at least 75% of its gross income is passive income (such as certain dividends, interest, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income) or (ii) at least 50% of the average quarterly value of its assets consists of assets producing or held to produce passive income. Changes in the composition of our income and assets or in the fair value of our assets may cause us to become a PFIC. Since the determination as to whether we are or have become a PFIC must be made on an annual basis, we cannot assure you that we will not become a PFIC in the current or any future taxable years. If we were treated as a PFIC for any taxable year, then U.S. holders generally would be subject to adverse U.S. federal income tax consequences. See “Taxation—Material U.S. federal income tax consequences to U.S. holders—Passive foreign investment company.”

Risks related to this offering and ownership of our ordinary shares

An active, liquid, and orderly trading market for our ordinary shares may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our ordinary shares. Although we expect that our ordinary shares will be approved for listing on                     , an active, liquid, and orderly trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our ordinary shares was determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price for our ordinary shares after this offering. Investors may not be able to sell their ordinary shares at or above the initial public offering price or at the time that they would like to sell.

Our share price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

Prior to this offering, there has not been a public market for our ordinary shares. An active trading market for our ordinary shares may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations among us, the selling shareholders and the representatives of the underwriters and may bear no relationship to the price at which our ordinary shares will trade upon the completion of this offering. The price of our ordinary shares could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk factors” section of this prospectus and others, such as:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	publication of research reports about us or our industry or changes in research coverage by securities analysts;

•	our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

•	speculation in the press or investment community;

•	the size of our public float;

•	actual or perceived lack of publicly traded companies similar to ours;

•	sales or expected sales of additional ordinary shares;

•	terrorist acts or natural disasters;

•	developments with respect to intellectual property rights;

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments; and

•	global economic, legal and regulatory factors.

Furthermore, the stock markets in general and the market for technology-related stocks in particular have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations may be unrelated or disproportionate to the operating performance of those companies and may be exacerbated with respect to companies that are perceived to have fewer publicly traded comparable companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may cause the market price of our ordinary shares to decline. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their equity securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish or cease publishing research or reports or publish misleading or unfavorable research or reports about us, our business or our market, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no or few securities or industry analysts cover our company, the trading price for our ordinary shares and trading volume would likely be negatively impacted. If one or more of the analysts who covers us downgrades our ordinary shares or publishes incorrect or unfavorable research about our business, or provides more favorable relative recommendations about our competitors, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our share price or trading volume to decline.

Substantial future sales of our ordinary shares in the public market could cause our share price to fall.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline. Upon the completion of this offering, we will have                     ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. Of the remaining ordinary shares outstanding after this offering,                     shares will be eligible for sale at various times beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements as described below and subject to vesting requirements and the requirements of Rule 144 or Rule 701, and                     shares will be eligible for sale at various times beginning after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 or Rule 701.

Our directors, executive officers and holders of substantially all of our outstanding ordinary shares (on a fully-diluted basis as of March 31, 2013 without giving effect to this offering) have agreed with limited exceptions that they will not sell any ordinary shares owned by them without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters, for a period of 180 days from the date of this prospectus.

At any time and without public notice, J.P. Morgan Securities LLC may, in its sole discretion, release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period. As resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.

After this offering and the expiration or waiver of the lock-up agreements, holders of an aggregate of 2,987,500 of our ordinary shares as of March 31, 2013, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. All of these shares are subject to the 180-day lock-up. In addition, as of March 31, 2013, there were 308,163 shares subject to outstanding options that will become eligible for sale in the public market to the extent permitted by any applicable vesting requirements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We also intend to register all of our ordinary shares that we may issue under our equity incentive plans, including 22,305 shares reserved for future issuance under our equity incentive plans as of March 31, 2013. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. For more information, see “Shares eligible for future sale.”

Acquirers of ordinary shares in this offering will experience immediate and substantial dilution in the net tangible book value of their investment.

The initial public offering price of our ordinary shares will be substantially higher than the net tangible book value per share of our outstanding ordinary shares immediately after this offering. Therefore, if you acquire our ordinary shares in this offering, you will incur immediate dilution of $         in net tangible book value per share from the price you paid assuming we offer our shares at $        , the mid-point of the estimated price range set forth on the cover of this prospectus. In addition, following this offering, acquirers of ordinary shares in this offering will have contributed     % of the total consideration paid by our shareholders to acquire our ordinary shares, but only own     % of our outstanding ordinary shares. Moreover, we issued options and warrants in the past to acquire ordinary shares at prices significantly below the assumed initial public offering price of $         per ordinary share, the mid-point of the estimated price range set forth on the cover of this prospectus. As of March 31, 2013, there were 308,163 and 17,500 of our ordinary shares issuable upon the exercise of outstanding options and warrants, respectively, with a weighted-average exercise price of $10.65 per share and $7.36 per share, respectively. To the extent that these outstanding options and warrants are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.” In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance could result in further dilution to our shareholders.

Our management will have broad discretion over the use of the net proceeds that we receive in this offering and may not use the net proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the use of our net proceeds from this offering. You will not have the opportunity to influence our decisions on how we use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply these proceeds in ways that increase the value of your investment. We intend to use the net proceeds from this offering primarily for general corporate purposes, which may include working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions or businesses. Until we use the net proceeds of this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds of this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.

Your rights as a shareholder will be governed by Irish law and differ from the rights of shareholders under U.S. law.

Following the completion of this offering, we will be a public limited company incorporated under the laws of Ireland. Therefore, the rights of holders of ordinary shares are governed by Irish law and by our memorandum of association and articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. In certain cases, facts that, under U.S. law, would entitle a shareholder in a U.S. corporation to claim damages may not give rise to a cause of action under Irish law entitling a shareholder in an Irish company to claim damages. For example, the rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws.

You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. In particular, if you sought to bring proceedings in Ireland based on U.S. securities laws, the Irish court might consider:

•	that it did not have jurisdiction;

•	that it was not the appropriate forum for such proceedings;

•	that, applying Irish conflict of laws rules, U.S. law (including U.S. securities laws) did not apply to the relationship between you and us or our directors and officers; or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the Irish court.

You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts.

For further information with respect to your rights as a holder of our ordinary shares, see “Description of share capital.”

You may have difficulty in effecting service of process within the United States or enforcing judgments obtained in the United States.

We and several members of our senior management and board of directors are residents of countries other than the United States. As a result, it may not be possible for you to:

•	effect service of process within the United States upon certain members of our senior management and board of directors and certain of the experts named in this prospectus or on us; or

•	obtain discovery of relevant documents and/or the testimony of witnesses.

You may also have difficulties enforcing in courts outside the United States judgments obtained in the U.S. courts against any members of our senior management and board of directors and certain of the experts named in this prospectus or us (including actions under the civil liability provisions of the U.S. securities laws). In particular, there is doubt as to the enforceability in Ireland of U.S. civil judgments predicated purely on U.S. securities laws.

In any event, there is no system of reciprocal enforcement in Ireland of judgments obtained in the U.S. courts.

Accordingly, a judgment against any of those persons or us may only be enforced in Ireland by the commencement of a new action before the Irish court based on the judgment of the U.S. court. Summary judgment against any of those persons or us, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;

•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);

•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;

•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;

•	the judgment is for a definite sum of money;

•	the Irish proceedings were commenced within the relevant limitation period;

•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);

•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and

•

before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our business could reduce our ability to compete successfully.

Based on our current operating plan, in the absence of this offering, we believe our existing cash and cash equivalents combined with our future cash generated from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 18 months. We may, however, need, or could elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need to raise additional funds, we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, the newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders, including those acquiring ordinary shares in this offering and the per share value of our ordinary shares could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios that limit the operating flexibility of our business and would also require us to incur interest expense. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our solution;

•	continue to expand our development, sales and marketing teams;

•	acquire complementary technologies, products, or businesses;

•	expand our operations in the United States or internationally;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	continue our operations.

If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our solution, or otherwise respond to competitive pressures could be significantly limited.

Our directors, executive officers and principal shareholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, our directors, executive officers and holders of more than 5% of our ordinary shares prior to this offering, together with their affiliates, will beneficially own, in the aggregate, approximately     % of our outstanding ordinary shares, assuming no exercise of the underwriters’

option to acquire additional ordinary shares in this offering. As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. In addition, these shareholders, acting together, may have the ability to control or influence the management and our affairs through their ability to elect directors. These holders acquired their shares for substantially less than the price of the shares being acquired in this offering, and these holders may have interests, with respect to their shares, that are different from those of investors in this offering and the concentration of voting power among these holders may have an adverse effect on our share price. In addition, this concentration of ownership might harm the market price of our ordinary shares by:

•	delaying, deferring or preventing a change of control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Please see “Principal and selling shareholders” in this prospectus for more information regarding the ownership of our outstanding ordinary shares by our executive officers and directors, together with their affiliates.

Our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law and contract and is dependent on the availability of distributable reserves and the prior written consent of certain parties and, therefore, you may never receive dividends on our ordinary shares and we may never be able to repurchase or redeem our shares.

As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, for cash dividends, cash resources available for this purpose. In addition, we can only repurchase or redeem our shares to the extent that we have either distributable reserves or the proceeds of a new issue of shares as well as, in the case of a redemption or repurchase for cash, cash resources available for this purpose. Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally mean accumulated realized profits less accumulated realized losses and include reserves created by way of capital reduction. Upon completion of this offering, we may not have sufficient distributable reserves available to pay dividends. Additionally, our ability to pay dividends and our ability to repurchase or redeem our ordinary shares is restricted by our need to obtain shareholder approval. We do not currently intend to pay dividends on, repurchase or redeem our ordinary shares, and we intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our ordinary shares and we may never be able to repurchase or redeem our ordinary shares. For a discussion of our dividend policy, see “Dividend policy.”

Our existing shareholders may be entitled to preemptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our amended and restated articles of association, Irish law grants statutory preemptive rights to existing shareholders to subscribe for new issuances of shares for cash. The opt-out described in our amended and restated articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes of our shareholders cast at a general meeting. On September 25, 2008, the requisite number of our shareholders approved a resolution opting-out of preemptive rights for the following five years. Our management and principal shareholders have discretion to vote in favor of renewing the opt-out, and before completion of this offering, we expect to avail ourselves of the opt-out for a further five year period. However, we cannot guarantee that the opt-out of preemptive rights will always be approved. If this opt-out is not renewed, it can make our equity fundraising more cumbersome, costly and time consuming.

Irish law could prevent a takeover that shareholders consider favorable and could also reduce the market price of our shares.

Irish law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for our ordinary shares and result in the market price of our ordinary shares being lower than it would be without these provisions. For a description of certain takeover provisions applicable to us, see “Description of share capital—Takeover provisions” and “Description of share capital—Acquisitions.”

A future transfer of your ordinary shares, other than one effected by means of the transfer of book entry interests in DTC, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depositary Trust Company, or DTC, should not be subject to Irish stamp duty. It is anticipated that the majority of ordinary shares will be traded through DTC or through brokers who hold such ordinary shares on behalf of customers through DTC. The exemption for transfers of book entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold your ordinary shares as of record rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares and the liquidity of our ordinary shares.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations” and “Business,” contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to regain profitability;

•	our competitive position and the effect of competition in our industry;

•	our ability to penetrate existing markets and develop new markets for our services;

•	our ability to retain or hire qualified accounting and other personnel;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	our ability to maintain the security and reliability of our systems;

•	our estimates with regard to our addressable markets and future performance;

•	our estimates regarding our anticipated results of operations, future revenue, capital requirements and our needs for additional financing;

•	our plan to continue to reach new clients and provide more robust solutions through bilateral referral and cross selling relationships;

•	our use of proceeds from this offering; and

•	our goals and strategies.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

Market and industry data and forecasts

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including a white paper by International Data Corporation, or IDC, that we commissioned. In presenting this information, we have also made assumptions based on such data and other similar sources, and on our knowledge of, and our experience to date in, the markets for our solution. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, market opportunity and market size information included in this prospectus is reliable. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Use of proceeds

We estimate that the net proceeds to us from the sale of the                     ordinary shares in this offering will be approximately $         million based upon an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal reasons for this offering are to obtain additional capital, to create a public market for our ordinary shares and to facilitate our future access to public equity markets. We currently have no specific plans for the use of the net proceeds of this offering, or a significant portion thereof. We anticipate that we will use the net proceeds we receive from this offering, including any net proceeds we receive from the exercise of the underwriters’ option to acquire additional ordinary shares in the offering, for working capital and other general corporate purposes, including the funding of our sales and marketing activities and the costs of operating as a public company, as well as further investment in the development of our proprietary technologies. We have not quantified or allocated any specific portion of the net proceeds or range of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We may use a portion of the net proceeds for the acquisition of businesses, products and technologies that we believe are complementary to our own, although we have no agreements or understandings with respect to any acquisition at this time.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described under “Risk factors” in this prospectus. Accordingly, our management will have broad discretion in applying a portion of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash.

Dividend policy

We have never declared or paid any dividends on our ordinary shares. We currently intend to retain any future earnings and do not intend to declare or pay cash dividends on our ordinary shares in the foreseeable future. Any future determination to pay dividends will be, subject to Irish law, at the discretion of our board of directors and subject to shareholder approval, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our outstanding 2,987,500 preferred shares into 2,987,500 ordinary shares and warrants to purchase 17,500 preferred shares into warrants to purchase 17,500 ordinary shares, in each case, on a 1:1 basis, upon the closing of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments described above, (ii) the effectiveness of our amended and restated articles of association, which will be in effect upon completion of this offering and (iii) the sale by us of                     ordinary shares offered by this prospectus at the assumed initial public offering price of $         per share, which is the mid-point of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table together with “Management’s discussion and analysis of financial condition and results of operations,” “Description of share capital,” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

March 31, 2013 (in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted

Cash and cash equivalents	$22,696	$22,696	$

Current portion of long-term debt	$62	$62	$
Warrants to purchase redeemable convertible preferred shares	499	—
Redeemable convertible preferred shares	13,095	—
Shareholders’ (deficit) equity:
Ordinary shares, €0.0001 par value; 1,000,000,000 shares authorized, actual and pro forma; 1,751,400 shares issued and outstanding, actual; 4,738,900 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	2,088	15,682
Shareholder receivable	(2,100)	(2,100)
Accumulated other comprehensive income	898	898
Accumulated deficit	(25,456)	(25,456)

Total shareholders’ (deficit) equity	(24,570)	(10,976)

Total capitalization	$(10,914)	$(10,914)	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the estimated price range shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ (deficit) equity and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by use would increase (decrease) cash and cash equivalents, additional paid in capital, total shareholders’ (deficit) equity and total capitalization by approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The actual, pro forma and pro forma as adjusted information set forth in the table excludes (a) 308,163 ordinary shares issuable upon the exercise of share options outstanding as of March 31, 2013 with a weighted-average exercise price of $10.65 per share, (b) 17,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2013 with a weighted-average exercise price of $7.36 per share, which will remain outstanding after this offering, unless earlier exercised, and (c) 22,305 ordinary shares reserved for future issuance under our 2012 Plan as of March 31, 2013.

Dilution

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma net tangible book value per share of our ordinary shares immediately after this offering.

The net tangible book value of our ordinary shares as of March 31, 2013 was a deficit of $11.5 million, or $6.55 per share. Net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of ordinary shares outstanding before giving effect to the conversion of all outstanding redeemable convertible preferred shares into ordinary shares upon the completion of this offering. The pro forma net tangible book value of our ordinary shares as of March 31, 2013 was a deficit of $11.0 million, or $2.32 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding preferred shares into ordinary shares and the conversion of all warrants to purchase preferred shares into warrants to purchase ordinary shares upon the closing of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of ordinary shares in this offering and the pro forma net tangible book value per share of our ordinary shares immediately after the completion of this offering. After giving effect to (a) the pro forma adjustments described above and (b) our sale of              ordinary shares in this offering at an assumed initial public offering price of $             per share, which is the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been $             per share. This represents an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution in net tangible book value of $             per share to purchasers of ordinary shares in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2013	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share as of March 31, 2013 after giving effect to the offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the pro forma as adjusted net tangible book value by $             per share and the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of ordinary shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value by $             per share and the dilution to new investors by $             per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share would be $             per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $             per share.

The following table summarizes, on a pro forma basis, as of March 31, 2013, the difference between the number of ordinary shares purchased from us, the total consideration paid to us and the average price per

share paid by existing shareholders and by new investors at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing shareholders		%		%	$
New investors

Total		100.0%		100.0%	$

The above discussion and tables exclude:

•	308,163 ordinary shares issuable upon the exercise of share options outstanding as of March 31, 2013, with a weighted-average exercise price of $10.65 per share;

•

17,500 ordinary shares issuable upon the exercise of warrants outstanding as of March 31, 2013 with a weighted-average exercise price of $7.36 per share, which will remain outstanding after this offering, unless earlier exercised; and

•	22,305 ordinary shares reserved for future issuance under our 2012 Plan as of March 31, 2013.

Sales by selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to approximately         % of the total number of ordinary shares outstanding after this offering and will increase the number of ordinary shares held by new investors to approximately         % of the total number of ordinary shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our shareholders.

Selected consolidated financial data

You should read the following selected historical consolidated financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2010 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2012 and 2013 and the consolidated balance sheet data as of March 31, 2013 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,				Three months ended March 31,
(in thousands, except per share data)	2009	2010	2011	2012	2012	2013

Consolidated statements of operations data
Revenue
Redemption revenue	$65,239	$90,991	$123,015	$141,136	$32,112	$37,296
Solution and services revenue	7,817	9,019	12,790	16,555	3,925	4,163

Total revenue	73,056	100,010	135,805	157,691	36,037	41,459

Expenses
Cost of redemption revenue	56,584	77,872	106,827	123,240	28,091	32,117
Cost of solution and services revenue	1,148	1,475	2,025	2,586	657	699
Operations	2,573	2,562	3,363	3,735	931	942
Research and development	3,025	4,177	8,933	9,285	2,467	2,288
Sales and marketing	6,178	7,805	11,097	16,862	3,412	4,628
General and administrative	2,247	2,578	3,241	4,186	913	1,320

Total expenses	71,755	96,469	135,486	159,894	36,471	41,994

Income (loss) from operations	1,301	3,541	319	(2,203)	(434)	(535)
Other (expense) income, net	(376)	(215)	(827)	828	(179)	(109)

Income (loss) before income taxes	925	3,326	(508)	(1,375)	(613)	(644)
Provision for income taxes	194	230	296	461	93	148

Net income (loss)	731	3,096	(804)	(1,836)	(706)	(792)
Net income (loss) attributable to participating securities	731	2,406	—	—	—	—

Net income (loss) attributable to ordinary shareholders	$—	$690	$(804)	$(1,836)	$(706)	$(792)

Net income (loss) per share attributable to ordinary shareholders
Basic	$—	$0.40	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Diluted	$—	$0.38	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Weighted-average number of ordinary shares used in computing net income (loss) per share attributable to ordinary shareholders
Basic	1,733	1,742	1,748	1,751	1,750	1,751

Diluted	1,733	1,871	1,748	1,751	1,750	1,751

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted(1)				$(0.54)		$(0.16)
Weighted-average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders—basic and diluted(1)				4,739		4,739

(1)	Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all redeemable convertible preferred shares into ordinary shares and the conversion of all warrants to purchase redeemable convertible preferred shares into warrants to purchase ordinary shares, as if such conversion had occurred as of the date of original issuance. The impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to ordinary shareholders as the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends upon such conversion. Additionally, the gains (losses) associated with the changes in the fair value of the warrants to purchase preferred shares has been excluded from the determination of net loss as these remeasurements would not be required when the warrants to purchase preferred shares become warrants to purchase ordinary shares upon the closing of this offering.

	As of December 31,			As of March 31,
(in thousands)	2010	2011	2012	2013

Consolidated balance sheet data
Cash and cash equivalents	$14,012	$19,331	$20,078	$22,696
Property and equipment, net	1,283	1,710	2,420	2,760
Working capital (deficit)(1)	(7,245)	(9,892)	(16,022)	(18,292)
Total assets	45,790	58,098	65,382	65,887
Deferred revenue	42,361	53,154	60,337	62,715
Current and long-term debt	351	219	95	62
Warrants to purchase redeemable convertible preferred shares	391	1,195	476	499
Redeemable convertible preferred shares	13,095	13,095	13,095	13,095
Total shareholders’ deficit	(19,622)	(22,384)	(23,878)	(24,570)

(1)	We define working capital as current assets less current liabilities.

Free cash flow

We believe that free cash flow is a key indicator of our operating results. Presented below is a reconciliation of our free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities. For further explanation of our management’s use of this measure and limitations of its use, please see “Summary consolidated financial data–Free cash flow.”

	Year ended December 31,				Three months ended March 31,
(in thousands)	2009	2010	2011	2012	2012	2013

Net cash provided by operating activities	$3,812	$5,795	$8,260	$4,352	$5,957	$3,859
Less purchases of property and equipment	(54)	(1,177)	(857)	(1,225)	(363)	(477)

Free cash flow	$3,758	$4,618	$7,403	$3,127	$5,594	$3,382

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our “Selected consolidated financial data” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section entitled “Risk factors.” Dollars in tabular formats are presented in thousands, except per share data or as otherwise indicated.

Company overview

We are a leading provider of a cloud-based, social recognition software solution that organizations use to engage their employees worldwide to create alignment with values and advance company goals and culture. We achieved this leadership position through our innovative technologies, our ability to deliver a comprehensive solution to large, multinational firms, and our experience operating in the social recognition industry. Our Software-as-a-Service, or SaaS, platform enables employee-to-employee recognition that is broadcast socially and made visible throughout the organization. We grant our clients the right to access our SaaS platform over the term of their agreements to administer their recognition programs, including the issuance of recognition awards to their employees. Our clients leverage the widespread employee adoption of our solution to elevate recognition to a strategic business imperative that drives business results. In addition, the interactions between employees using our social recognition solution generate data that provides our clients with deep management insights about their talent and culture. Our growth has been driven by our clients’ ability to use our solution to increase employee engagement, improve employee retention and strengthen company culture.

We started operations in 1999, and our headquarters are in Dublin, Ireland. Our social recognition solution has been successfully adopted in complex environments throughout the world. As of March 31, 2013, our client base consisted of more than 80 companies, with more than 1.6 million users located in more than 140 countries using our solution in 19 languages and dialects. We had 205 employees as of March 31, 2013.

We derive our billings primarily from recognition awards processed through our solution and associated transaction fees. The majority of our revenue is recognized when our clients’ employees redeem their awards through our global e-commerce rewards network, primarily for gift cards, and we deliver the redeemed item. In addition, the delivery of our social recognition solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support. The billings for these various activities, which are derived primarily from our transaction fees, are recorded as solution and services revenue over the service period of the contractual arrangement with our clients. We tend to have multi-year contracts, however, billings and revenue are contingent upon the issuance of awards, as our agreements with our clients typically do not contain minimum commitments.

We have historically experienced seasonal variations in our revenues as a result of increased recognition award issuances and redemptions in the fourth calendar quarter. As a result, revenue in the fourth quarter is generally higher than in other quarters. We generally expect this seasonal trend to continue into the future, which may cause quarterly fluctuations in our results of operations and certain key metrics. Historically, we focused on the most complex and large global organizations. More recently, we have expanded our sales efforts to companies with an employee base of 1,000 or more who have corporate human resources, or HR, functions located in North America. We have recently hired additional salespeople to target these organizations. We have generated the majority of our revenue from several large clients, with our top client representing 34%, 35%, 32% and 34% of our total revenue for the years ended December 31, 2010, 2011 and 2012 and for the three months ended March 31, 2013, respectively.

We believe that the growth of our business is dependent on many factors, including our ability to expand our customer base, increase adoption of our solution within existing clients and continue to invest in product innovation. To date, we have derived significant revenue from a relatively small number of large clients. We have the opportunity to increase the use of our solution within these existing clients, for example, through product innovation or an increase in the number of employees able to issue awards, however, the loss of any of these key clients or a reduction in the use of our solution by any of these clients could have a significant negative impact on our revenue and results of operations. The expansion of our sales efforts targeting smaller sized organizations provides significant opportunity for us to expand our customer base; however, there are risks as we seek to target and support these customers in a cost efficient manner. See “Risk Factors – Risks related to our business and industry – If our efforts to attract new clients are not successful, our revenue growth will be adversely affected.”

We have experienced significant revenue increases in recent periods. Our total revenue has grown from $100.0 million in 2010 to $135.8 million in 2011 and to $157.7 million in 2012, representing a two-year compound annual growth rate, or CAGR, of 25.6%. Our total revenue for the three months ended March 31, 2012 and 2013 was $36.0 million and $41.5 million, respectively. This growth mainly resulted from the increased issuance and redemption of recognition awards by the employees of existing clients along with new client additions. For the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, our total revenue derived outside the United States was 39%, 40%, 41%, 42% and 42%, respectively.

We intend to continue our focus on product innovation and investing for long-term growth. This will result in increased investment in technology development and direct sales and marketing personnel to expand our client base and increase revenue from existing clients.

Key metrics

In addition to traditional financial metrics, we monitor the ongoing operation of our business using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements, including the following:

•	Number of billable awards

•	Free cash flow

•	Billings retention rate

Number of billable awards

We believe that the number of billable awards is a key indicator of our revenue and the client adoption of our social recognition solution and growth in our business. An increase in the number of billable awards will drive additional billings as clients process additional awards through our solution and incur associated transaction fees. Our redemption revenue, which historically accounts for the vast majority of our total revenue each year, is derived from billable awards that have been redeemed for items on our global e-commerce rewards network. The number of billable awards in the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was approximately 1.0 million, 1.3 million, 1.4 million, 0.3 million and 0.4 million, respectively.

Free cash flow

We believe that free cash flow is a key indicator of our operating results. We calculate free cash flow as net cash provided by (used in) operating activities, less purchases of property and equipment. For further explanation of our management’s use of this measure, limitations of its use, and a reconciliation of our free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities, please see “Summary consolidated financial data—Free cash flow.” Free cash flow was approximately $4.6 million, $7.4 million, $3.1 million, $5.6 million and $3.4 million for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, respectively.

Billings retention rate

We believe that our ability to retain clients is an indicator of the stability of our revenue base and the long-term value of our client relationships. We assess our performance in this area using a metric we refer to as our billings retention rate. We measure our billings retention rate by assessing, on a dollar basis, the amounts billed for awards issued and the related transaction fees for the same client in a given period versus the prior year period. Our retained clients have increased their award issuance in the aggregate year over year, resulting in an overall billings retention rate over 100% for the years ended December 31, 2011 and 2012 and the three months ended March 31, 2013.

Components of consolidated statements of operations

Revenue

We derive our revenue from contractual agreements for the delivery of our social recognition solution. We grant our clients rights to access our SaaS platform over the term of their agreements to administer their recognition programs, including the issuance of recognition awards to their employees. We primarily invoice our clients in U.S. dollars even though their employees are located around the world. The delivery of our social recognition solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support. Our social recognition solution also includes the supply of the gift cards selected from our global e-commerce rewards network. Additionally, in certain cases, the agreements may include other professional services. As discussed further in “Critical accounting policies and estimates – Revenue recognition” below, our revenue is comprised of the following:

Redemption revenue

Redemption revenue is primarily derived from the supply of gift cards from our global e-commerce rewards network. The award amount and related shipping fees are recognized as revenue after an award is redeemed and the e-commerce item is delivered to the recipient. If an award is not redeemed, we recognize revenue when the likelihood of its redemption becomes remote, which we have determined to be three years after its original issuance.

Solution and services revenue

Solution and services revenue is primarily derived from the transaction fees associated with recognition award issuances. The social recognition solution is available to clients throughout their contractual period and is presumed to be delivered ratably over the service period. Accordingly, we recognize contract consideration allocable to the social recognition solution on a straight-line basis over the estimated service period based on the lesser of the straight-line amount or the amount that has become fixed or determinable at the end of the accounting period. The estimated service period includes both the stated contractual period plus a typical wind-down period of six months to allow for the redemption of awards after the end of a contract. In addition, solution and services revenue consists of consulting services, implementation and other fees. These services are typically priced on a fixed fee basis with a portion due upon contract signing and the remainder due when the related services have been completed.

Expenses

Cost of redemption revenue

Cost of redemption revenue primarily consists of costs of gift cards from suppliers, inbound freight, outbound shipping charges, warranty costs and related packaging supplies. We typically purchase gift cards in the supplier’s local currency, and the cost of similarly denominated gift cards varies by supplier. As a result, our cost of redemption revenue as a percentage of redemption revenue will fluctuate based on the mix of supplier gift cards that are selected when a client’s employee redeems his or her award. It will also fluctuate depending on the change in the exchange rate of the currency in which we purchased the inventory from the supplier to the U.S. dollar from the time of client invoicing to its eventual redemption and reduction in our inventory. We expect our cost of redemption revenue to increase in absolute dollars as our redemption revenue increases.

Cost of solution and services revenue

Cost of solution and services revenue primarily consists of personnel and related costs, hosting costs, third-party costs, depreciation and allocated overhead. Our cost of solution and services revenue is expensed as costs are incurred while the related revenue is recognized as noted above. Therefore, costs are not always expensed in the same period as revenue is recognized. We currently expect our cost of solution and services revenue to increase in absolute dollars over time.

Operations

Operations expenses consist primarily of personnel and related costs incurred in operating and staffing our fulfillment and customer service centers. These costs include amounts paid to third parties that assist us in fulfillment and customer service operations, allocated overhead and depreciation expense. We expect operations expense to increase in absolute dollars, but, over time, to eventually decrease as a percentage of total revenue.

Research and development

Research and development expenses consist primarily of personnel and related costs, third-party contractors, depreciation and allocated overhead. Research and development costs are expensed as incurred. We have focused our efforts on developing new versions of our social recognition solution with expanded features. Our technology is constantly being refined and, as such, we do not capitalize development costs. We believe that continued investment in our technology is important for our future growth. As a result, we currently expect research and development expenses to increase in absolute dollars. Research and development expenses as a percentage of total revenue may fluctuate, but over time, we expect it to eventually decrease as a percentage of total revenue.

Sales and marketing

Sales and marketing expenses consist primarily of personnel and related costs for our sales and marketing staff, including salaries, benefits, incentive compensation, commissions and travel costs, in addition to costs associated with marketing and promotional events, corporate communications, advertising, other brand building and product marketing expenses and allocated overhead.

We intend to continue to invest in sales and marketing and increase the number of sales representatives to add new clients and expand the reach of our social recognition solution within our existing clients, build brand awareness and sponsor additional marketing events. Accordingly, we currently expect sales and marketing expenses in future periods to increase in absolute dollars but, over time, to eventually decrease as a percentage of total revenue.

General and administrative

General and administrative expenses consist primarily of personnel and related expenses for administrative, finance, information technology, legal and human resources staff, in addition to the costs associated with professional fees, travel expenses, other corporate expenses and allocated overhead. In future periods, we expect general and administrative expenses to increase in absolute dollars as we continue to incur additional personnel and professional services costs to meet the compliance requirements of operating as a public company. However, over time, we believe that general and administrative expenses as a percentage of total revenue will eventually decrease.

Other income (expense)

Other income (expense) is comprised of the following items:

Interest income (expense), net

Interest income (expense), net, includes interest income earned on our cash and cash equivalents balances. We expect interest income to vary each reporting period depending on our average cash and cash equivalents balances during the period and market interest rates. This amount is offset, in part, by interest expense associated with our equipment term loans and amounts borrowed under our 2005 senior secured loan agreement. The senior secured loan agreement had a maximum borrowing capacity of $5.3 million and was paid off as of July 1, 2010.

Other income (expense), net

Other income (expense), net, consists primarily of foreign currency exchange gains and losses and fair value adjustments related to warrants to purchase our redeemable convertible preferred shares. Our foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. The functional currency of the Company and all of its subsidiaries is the U.S. dollar, as the majority of the Company’s financial transactions are denominated in U.S. dollars. Accordingly, all operating assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Revenue and expenses denominated in foreign currencies are remeasured into U.S. dollars at the average rates in effect during the period. Any differences resulting from the remeasurement of assets, liabilities, and operations are recorded within other income (expense) in the consolidated statements of operations and comprehensive income (loss). We expect our foreign currency exchange gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

The outstanding warrants to purchase our redeemable convertible preferred shares are classified as a liability on our consolidated balance sheets and, as such, are remeasured to fair value at each balance sheet date, with the corresponding gain or loss from the adjustment recorded in other income (expense), net. We will continue to record adjustments related to changes in the fair value of such warrants until they are exercised, automatically convert into warrants to purchase ordinary shares or expire. Following the completion of this offering, the warrants will automatically convert into warrants to purchase ordinary shares and, upon that conversion, will be classified in the equity section on our consolidated balance sheet, at which time such warrants will no longer be remeasured at each balance sheet date.

Provision for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We account for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2011 and 2012, we had Irish net operating loss carryforwards of approximately $10.3 million and $19.3 million, respectively, and Irish research credit carryforwards available of approximately $0.6 million and $0.7 million, respectively. These Irish net operating loss and research credit carryforwards do not expire. Based upon our historical and forecasted future Irish losses, we have provided a full valuation allowance against our Irish net deferred tax assets at December 31, 2011 and 2012.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier.

Critical accounting policies and estimates

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following significant accounting policies, which are more fully described in the notes to our consolidated financial statements included elsewhere in this prospectus, involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition

We derive our revenue primarily from contractual agreements for the delivery of our social recognition solution. We grant our clients rights to access our SaaS platform over the term of their agreements to administer their recognition programs, including the issuance of recognition awards to their employees. Our social recognition solution also provides the recipient of the award, who is an employee of our client, the ability to redeem the award using our global e-commerce rewards network. The majority of our revenue is recognized when our clients’ employees redeem their awards and we deliver the e-commerce item.

We recognize revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been provided to the client; (3) the amount of fees to be paid by the client is fixed or determinable; and (4) collectability is reasonably assured.

Our agreements include multiple deliverables, which comprise the delivery of the overall solution provided to our clients. The delivery of this solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support, which represents one deliverable, or the Social Recognition Solution. The supply of the gift cards selected from our global e-commerce rewards network represents a separate deliverable, or the Redemption of Rewards, and is presented as redemption revenue in our consolidated statements of operations and comprehensive income (loss). Additionally, in certain cases, the agreements may include other professional services.

Clients do not have the right to take possession of our software during the hosting arrangement. Thus, we recognize revenue in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition. Additionally, in accordance with the provisions of ASC 605-45, we have considered certain factors, specifically, the inventory risk borne by us (both general inventory risk and the risk of physical loss), the latitude in pricing, the discretion in supplier selection, the credit risk borne by us and the customer service functions performed by us related to the supply of the gift cards, and we have determined that we are acting as the principal in our arrangements and, as such, revenue is presented in our accompanying consolidated statements of operations and comprehensive income (loss) based upon the gross amount billed to the client.

In accordance with ASC 605-25, Revenue Recognition, Multiple-element arrangements, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. In determining whether the elements in the arrangements have stand-alone value, we have considered the availability of the services included in the Social Recognition Solution and the Redemption of Rewards from other vendors and the nature of the products and services. To date, we have concluded that both of these deliverables have stand-alone value.

In accordance with ASC 605-25, the total estimated arrangement consideration is allocated at the inception of the arrangement to the identified separate units of accounting based on a relative selling price allocation. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value, or VSOE, if available, or its best estimate of selling price, or BESP, if VSOE is not available.

We have not established VSOE for our offerings to date as the Social Recognition Solution has historically been sold in conjunction with the Redemption of Rewards. Additionally, we have determined that third-party evidence of selling price, or TPE, is not a practical alternative due to differences in its service offerings compared to other parties and the unavailability of relevant third party pricing information. Accordingly, we use our BESP to determine the relative selling price. We determine BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the geographic area where services are sold, price lists, our go-to-market strategy, historic contractually stated prices and prior relationships with certain classes of our clients.

The determination of BESP is made through consultation with and approval by our management, taking into consideration the go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in selling prices. We plan to analyze the selling prices used in our allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in our business necessitates a more timely analysis or if we experience significant variances in our selling prices.

The Social Recognition Solution is available to our clients throughout the term of the contractual agreement and is presumed to be delivered ratably over the estimated service period. The estimated service period includes both the stated term of the contractual agreement plus a typical wind-down period of six months to allow for the redemption of outstanding awards after the end of a contract. Accordingly, we recognize arrangement consideration allocable to the Social Recognition Solution on a straight-line basis over the estimated service period based on the lesser of the straight-line amount, or the amount that has become fixed or determinable at the end of the accounting period based upon amounts invoiced to date. Each accounting period we review, and if necessary, adjust the estimated total arrangement consideration to be received under a client arrangement over the contractual term and, accordingly, adjust the amount recognized for the Social Recognition Solution under the contract based on changes in the estimated total arrangement consideration. The arrangement consideration allocable to the Redemption of Rewards is recognized as revenue after an award is redeemed and the e-commerce item is delivered to the recipient. If an award is not redeemed, we recognize revenue when the likelihood of its redemption becomes remote, which we have determined to be three years after its original issuance based upon an analysis of historical actual redemption data. Breakage amounts are subject to the consideration of the relevant jurisdictional escheatment regulations. We recognized redemption revenue related to breakage of $3.2 million, $3.6 million and $3.2 million for the years ended December 31, 2010, 2011 and 2012, respectively, and $0.9 million and $1.2 million for the three months ended March 31, 2012 and 2013, respectively.

We typically invoice our clients monthly for the recognition awards processed through our solution and the associated transaction fees. We record amounts that have been invoiced to clients in accounts receivable and in either deferred revenue or revenue depending on whether the revenue recognition criteria described above have been met.

Deferred revenue includes amounts billed to clients, for which revenue has not been recognized, and primarily consists of the value of awards that have not been redeemed and the unearned portion of the Social Recognition Solution fees. Amounts in deferred revenue related to the Redemption of Rewards are classified as a current liability, as the amounts are subject to immediate redemption by our client’s employees.

Professional and other services sold on a stand-alone basis are recognized as the services are performed under the proportionate performance method to the extent that we can adequately track time incurred and can reasonably estimate efforts to complete the project. If adequate documentation does not exist, revenue recognition is deferred until the contract is completed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is resolved. If acceptance provisions exist within a professional services arrangement, revenues are deferred until client acceptance occurs. Professional and other services revenue recognized is included in solution and services revenue in the consolidated statements of operations and comprehensive income (loss).

We occasionally offer sales rebates to certain clients based on the volume of awards issued. We treat sales rebates as a reduction of revenue and classify the corresponding liability as current. We estimate sales rebates when there is sufficient historical information available to predict the volume of expected future rebates. If we are unable to estimate the expected rebates reasonably, the maximum rebate percentage offered is recorded as a liability.

Shipping and handling fees billed to clients are recognized as redemption revenue and the related costs are recognized in cost of redemption revenue.

Revenue is presented net of any taxes collected from our clients. We offer a standard limited warranty on our services to replace any item that is lost during shipment. We estimate the costs we may incur under the warranty program based on the number of units sold, historical and anticipated rates of warranty claims and cost per claim and record a liability equal to these estimated costs as cost of redemption revenue at the time the sale occurs. We assess the adequacy of the recorded warranty liability on a quarterly basis and adjust the amount as necessary. To date, the warranty liability has not been significant.

Income taxes

We are subject to income tax in Ireland, the United States and other international jurisdictions, and we use estimates in determining our provision for income taxes. We account for income taxes under the asset and liability method for accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax basis of assets and liabilities using statutory rates. This process requires us to project our current tax liability and estimate our deferred tax assets and liabilities, including net operating losses and tax credit carryforwards. In assessing the need for a valuation allowance, we considered our recent operating results, future taxable income projections and prudent and feasible tax planning strategies.

We account for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Accounting for share-based compensation arrangements

Accounting guidance requires employee share-based payments to be accounted for under the fair value method. Under this method, we are required to record compensation cost based on the estimated fair value of share-based awards granted over the requisite service periods of the individual awards, which generally equals the vesting periods. We use the straight-line amortization method for recognizing share-based compensation expense.

We estimate the fair value of employee share options on the date of grant using the Black-Scholes option-pricing model, which requires the use of highly subjective estimates and assumptions. Historically, as a private company, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected volatility from the historical volatility of selected publicly-traded peer companies and expect to continue to do so until we have adequate historical data regarding the volatility of our traded share price. The expected life assumption is based on the simplified method for estimating the expected term as we do not have sufficient share option exercise experience to support a reasonable estimate of the expected term. The simplified method is based on the average of the vesting tranches and contractual life of each grant. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero-coupon issues with terms approximately equal to the expected life of the share option. We use an expected dividend rate of zero as we currently have no history or expectation of paying dividends on our ordinary shares. In addition, we have estimated expected forfeitures of share options based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods. The weighted-average assumptions for expected dividend yield, expected volatility, average risk-free interest rate and expected life, for the year ended December 31, 2012 are presented in the following table:

Year ended December 31, 2012

Expected dividend yield	—
Expected volatility	51%
Average risk-free interest rate	0.68%
Expected term (in years)	4.75

The Company did not grant any share options during the three months ended March 31, 2013.

The fair value of our ordinary shares was determined by our board of directors, which intended all share-based awards granted to be done so at a price per share not less than the per share fair value of our ordinary shares underlying those awards on the date of grant. Our board of directors determined the fair value of our ordinary shares, with input from management, taking into account our most recently available valuation of ordinary shares and our assessment of additional objective and subjective factors we believe are relevant and may have changed from the date of the most recent contemporaneous valuation through the date of the grant. Because there has been no public market for our ordinary shares and in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors determined the fair value of our ordinary shares by considering a number of objective and subjective factors, including the following:

•	our historical financial results and estimated trends and prospects for our future financial performance;

•	the rights, preferences and privileges of our redeemable convertible preferred shares relative to our ordinary shares;

•	our performance and market position relative to our competitors and/or similar publicly traded companies;

•	contemporaneous or other valuations of our ordinary shares performed by an independent valuation specialist;

•	the economic and competitive environment, including the industry in which we operate;

•	the lack of liquidity for our non-publicly traded ordinary shares; and

•	the likelihood of achieving a discrete liquidity event, such as an initial public offering, or IPO.

The following table summarizes share options granted to employees from October 1, 2011 through March 31, 2013:

Grant period (three months ended)	Number of shares underlying options granted	Per share exercise price of options, Euro	Per share exercise price of options(1), USD	Per share fair value of underlying ordinary share(1), USD	Per share estimated fair value of options(1)(2), USD	Aggregate estimated fair value of options (1)(2), (in thousands)

December 31, 2011	—	—	—	—	—	—
March 31, 2012	—	—	—	—	—	—
June 30, 2012	62,057	€23.85	$30.26	$30.26	$13.11	$814
September 30, 2012	—	—	—	—	—	—
December 31, 2012	42,512	€23.85	$30.92	$30.92	$13.07	$556
March 31, 2013	—	—	—	—	—	—

(1)	Converted at the exchange rate as of the date of the grant.
(2)	As described above, the estimated fair value of options was estimated on the date of grant using the Black-Scholes option-pricing model.

Based upon the assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of share options outstanding as of March 31, 2013 was $         million, of which $         million related to vested share options and $         million related to unvested share options.

As discussed above, in order to determine the fair value of our ordinary shares underlying share option grants, our board of directors considered numerous objective and subjective factors, including arm’s length transactions in our ordinary shares whenever those transactions were considered contemporaneous with the valuation date of our ordinary shares. If contemporaneous transactions were not available, in addition to considering the objective and subjective factors listed above, our board of directors considered valuations provided by management from an independent third-party valuation specialist. These valuations estimated the fair value of a minority interest in our ordinary shares, determined based on our business enterprise value, or BEV. Our BEV was estimated using a combination of generally accepted approaches: the income approach using the discounted cash flow method, or DCF method, the market approach using the guideline public company method, and the market approach using the guideline transaction method. The DCF method estimates the enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as the terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market approach considers multiples of financial metrics based on guideline transactions and trading multiples of guideline public companies. These multiples are then applied to our financial metrics to derive a range of indicated values. Once calculated, the DCF method and guideline company methods are then weighted. Our indicated BEV was allocated to the preferred shares, ordinary shares, warrants and share options, using the option pricing method, or OPM, or the probability weighted expected return method, or PWERM. Estimates of the volatility of our ordinary shares were based on available information on the volatility of common stock of comparable, publicly traded companies. We applied a discount for lack of marketability to our ordinary shares based on a put option model.

Significant factors considered by our board of directors in determining the fair value of our ordinary shares at each grant date in the table above are as follows:

June 21, 2012 grants

On June 21, 2012, we granted share options to purchase 62,057 ordinary shares with an exercise price of €23.85 per share. In addition to considering the objective and subjective factors listed above, our board of directors considered the contemporaneous valuation of a minority interest in our ordinary shares as of May 1, 2012 provided by management from an independent third-party valuation specialist. We concluded that it was appropriate to rely on the May 1, 2012 valuation analysis for purposes of the June 21, 2012 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between May 1, 2012 and the date of the grants.

The May 1, 2012 contemporaneous valuation took into account the factors described above and used a combination of financial and market-based methodologies to determine our business enterprise value, or BEV. Based on this valuation, the board of directors determined that the fair value of our ordinary share was €23.85 as of May 1, 2012.

The valuation was based on the market approach, specifically the guideline public company method, or the GPCM. The GPCM assumes that businesses operating in the same industry will share similar characteristics and that the subject business’s value will correlate to those characteristics. Therefore, a comparison of the subject business to similar businesses whose financial information and public market value are available may provide a reasonable basis to estimate the subject business’s value. The GPCM provides an estimate of value using multiples derived from, among other things, the share prices of publicly traded companies. In selecting guideline public companies for this analysis, we focused primarily on quantitative considerations, such as financial performance and other quantifiable data, as well as qualitative considerations, such as industry and economic drivers. Our indicated BEV was then allocated to the preferred shares, ordinary shares, warrants and options using the option pricing method, or OPM.

The allocation of value was based on the PWERM, which evaluates the probability of a continued operations scenario and an IPO.

We performed both methodologies as of May 1, 2012, and weighted the methodologies based on the facts and circumstances as of that date. We assigned 60% weighting to the IPO exit price approach because we were considering raising equity capital through a public offering and it was considered probable that this liquidity event would occur in 2013. We applied a 15% discount for lack of marketability to the value of our ordinary shares based on an at the money put option analysis.

November 30, 2012 grants

On November 30, 2012, we granted share options to purchase 42,512 ordinary shares with an exercise price of €23.85 per share, which was determined to be the fair market value of our ordinary shares on the date of grant, based in part on the contemporaneous third-party valuation as of May 1, 2012, which is discussed above. Our board of directors concluded that it was appropriate to rely on the May 1, 2012 valuation analysis for purposes of the November 30, 2012 grants because there were no significant changes to the business, including our forecasted financial results, and no significant changes to market conditions, between May 1, 2012 and the date of the grants.

Results of operations

The following tables set forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year ended December 31,			Three months ended March 31,
(in thousands, except per share data)	2010	2011	2012	2012	2013

Consolidated statements of operations:
Revenue
Redemption revenue	$90,991	$123,015	$141,136	$32,112	$37,296
Solution and services revenue	9,019	12,790	16,555	3,925	4,163

Total revenue	100,010	135,805	157,691	36,037	41,459

Expenses
Cost of redemption revenue	77,872	106,827	123,240	28,091	32,117
Cost of solution and services revenue	1,475	2,025	2,586	657	699
Operations	2,562	3,363	3,735	931	942
Research and development	4,177	8,933	9,285	2,467	2,288
Sales and marketing	7,805	11,097	16,862	3,412	4,628
General and administrative	2,578	3,241	4,186	913	1,320

Total expenses	96,469	135,486	159,894	36,471	41,994

Income (loss) from operations	3,541	319	(2,203)	(434)	(535)
Other (expense) income, net	(215)	(827)	828	(179)	(109)

Income (loss) before income taxes	3,326	(508)	(1,375)	(613)	(644)
Provision for income taxes	230	296	461	93	148

Net income (loss)	$3,096	$(804)	$(1,836)	$(706)	$(792)

Comparison of three months ended March 31, 2012 and 2013

Revenue

	Three months ended March 31,
	2012		2013
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Redemption revenue	$32,112	89%	$37,296	90%	$5,184	16%
Solution and services Revenue	3,925	11	4,163	10	238	6

Total revenue	$36,037	100%	$41,459	100%	$5,422	15%

Total revenue increased by $5.4 million, or 15%, during the three months ended March 31, 2013 compared to the same period in the prior year. Redemption revenue increased by $5.2 million, or 16%, during the three months ended March 31, 2013 compared to the same period in the prior year. This revenue growth was primarily driven by a higher volume of billable awards issued and subsequent redemption of the awards by employees of existing clients and volume from new clients added during the last twelve months. The number of billable awards issued increased from 0.3 million in the three months ended March 31, 2012 to 0.4 million in the three months ended March 31, 2013. In addition, breakage revenue included in redemption revenue increased by $0.3 million during the three months ended March 31, 2013 compared to the same period in the prior year. Solution and services revenue increased by $0.2 million, or 6%, during the three months ended March 31, 2013 compared to the same period in the prior year. This revenue growth was primarily associated with transaction fees resulting from the increased issuance of awards from new and existing clients.

Expenses

	Three months ended March 31,
	2012		2013
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Cost of redemption revenue	$28,091	78%	$32,117	77%	$4,026	14%
Cost of solution and services revenue	657	2	699	2	42	6
Operations	931	3	942	2	11	1
Research and development	2,467	7	2,288	6	(179)	(7)
Sales and marketing	3,412	9	4,628	11	1,216	36
General and administrative	913	2	1,320	3	407	45

Total expenses	$36,471	101%	$41,994	101%	$5,523	15%

Cost of redemption revenue

Cost of redemption revenue increased by $4.0 million, or 14%, during the three months ended March 31, 2013 compared to the same period in the prior year. This increase was primarily due to an increase in gift card purchases resulting from the 16% increase in redemption revenue.

Cost of redemption revenue as a percentage of redemption revenue fluctuates based on the mix of supplier gift cards that are selected when a client’s employee redeems his or her award, as the cost of similarly denominated gift cards varies by supplier. It will also fluctuate depending on the change in the exchange rate of the currency in which we purchased the inventory from the supplier to the U.S. dollar from the time of client invoicing to its eventual redemption and reduction in inventory.

Cost of solution and services revenue

Cost of solution and services revenue did not change significantly during the three months ended March 31, 2013 compared to the same period in the prior year.

Operations

Operations expense did not change significantly during the three months ended March 31, 2013 compared to the same period in the prior year as a small increase in employee related costs associated with hiring of three additional employees was offset by a reduction in third-party fulfillment costs.

Research and development

Research and development expense decreased by $0.2 million, or 7%, during the three months ended March 31, 2013 compared to the same period in the prior year. This decrease was primarily due to a $0.3 million decrease in consulting fees as we replaced external contractors with employees. This decrease was partially offset by higher employee related expense of $0.2 million as we increased our research and development employee headcount by six employees.

Sales and marketing

Sales and marketing expense increased by $1.2 million, or 36%, during the three months ended March 31, 2013 compared to the same period in the prior year. This increase was primarily attributable to the expansion of our headcount within sales and marketing by 17 employees. We added employees within our direct sales, marketing and account management teams, which contributed to $0.7 million of employee related expenses. Additionally, we incurred $0.3 million of increased marketing programs expense, $0.1 million of increased commissions and $0.1 million of increased travel expense.

General and administrative

General and administrative expense increased by $0.4 million, or 45%, during the three months ended March 31, 2013 compared to the same period in the prior year. We increased our general and administrative employee headcount by six employees, which contributed to an increase in employee-related expenses of $0.1 million. We also incurred $0.1 million of increased professional fees and $0.1 million of increased share-based compensation expense.

Other (expense) income, net

	Three months ended March 31,
	2012		2013
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change(1)

Interest Income	$16	—%	$16	—%	$—	—%
Interest Expense	(4)	—	(4)	—	—	—
Foreign exchange gain (loss)	2	—	(98)	—	(100)	NM
Change in the fair value of the warrants	(193)	(1)	(23)	—	170	(88)

Other (expense) income, net	$(179)	(1)%	$(109)	—%	$70	(39)%

(1)	NM means not meaningful

Other (expense) income, net was $(0.1) million for the three months ended March 31, 2013 as compared to $(0.2) million for the three months ended March 31, 2012. The difference quarter-over-quarter is primarily attributed to the decrease in the change of the fair value of the warrants as a result of a lower charge primarily due to the expiration of warrants to purchase 35,000 redeemable convertible preferred shares in September 2012. This was partially offset by foreign exchange loss of $0.1 million as a result of the fluctuations in foreign currency exchange rates in relation to the U.S. dollar.

Provision for income taxes

	Three months ended March 31,
	2012		2013
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Provision for income taxes	$93	—%	$148	—%	$55	59%

Our total tax provision was $0.1 million for the three months ended March 31, 2013, representing an effective tax rate of 23.04%, as compared to a tax provision of $0.1 million for the three months ended March 31, 2012, which represented an effective tax rate of 15.24%. The higher tax provision in the three months ended March 31, 2013 was mainly attributable to an increase in income before taxes in our U.S. subsidiary.

As our parent is domiciled in Ireland, our earnings are subject to a statutory tax rate of 12.5%. Our effective tax rate differs from the statutory rate each year primarily due to the jurisdictional mix of earnings (profits are earned in the United States, the United Kingdom and Canada that are taxed at a rate higher than the statutory rate of 12.5%), the valuation allowance maintained against net Irish deferred tax assets and the impact of permanent differences (primarily related to non-deductible expenses and Irish research credits).

Comparison of Years Ended December 31, 2011 and 2012

Revenue

	Year ended December 31,
	2011		2012
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Redemption revenue	$123,015	91%	$141,136	90%	$18,121	15%
Solution and services revenue	12,790	9	16,555	10	3,765	29

Total revenue	$135,805	100%	$157,691	100%	$21,886	16%

Total revenue increased by $21.9 million, or 16%, from 2011 to 2012. Redemption revenue increased by $18.1 million, or 15%, from 2011 to 2012. This revenue growth was primarily driven by a higher volume of billable awards issued and subsequent redemption of the awards by employees of existing clients and volume from new clients added during the year. The number of billable awards issued increased from 1.3 million in 2011 to 1.4 million in 2012. Solution and services revenue increased by $3.8 million, or 29%, from 2011 to 2012. This revenue growth was primarily associated with transaction fees resulting from the increased issuance of awards from new and existing clients.

Expenses

	Year ended December 31,
	2011		2012
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Cost of redemption revenue	$106,827	79%	$123,240	78%	$16,413	15%
Cost of solution and services revenue	2,025	1	2,586	2	561	28
Operations	3,363	2	3,735	2	372	11
Research and development	8,933	7	9,285	5	352	4
Sales and marketing	11,097	8	16,862	11	5,765	52
General and administrative	3,241	3	4,186	3	945	29

Total expenses	$135,486	100%	$159,894	101%	$24,408	18%

Cost of redemption revenue

Cost of redemption revenue increased by $16.4 million, or 15%, from 2011 to 2012. This increase was primarily due to an increase in gift card purchases resulting from the 15% increase in redemption revenue.

Cost of redemption revenue as a percentage of redemption revenue fluctuates based on the mix of supplier gift cards that are selected when a client’s employee redeems his or her award, as the cost of similarly denominated gift cards varies by supplier. It will also fluctuate depending on the change in the exchange rate of the currency in which we purchased the inventory from the supplier to the U.S. dollar from the time of client invoicing to its eventual redemption and reduction in our inventory.

Cost of solution and services revenue

Cost of solution and services revenue increased by $0.6 million, or 28%, from 2011 to 2012. This increase was primarily due to a $0.2 million increase in employee-related costs related to our services organization, as we hired an additional two employees, as well as $0.2 million in infrastructure related costs.

Operations

Operations expense increased by $0.4 million, or 11%, from 2011 to 2012. This increase was driven primarily by $0.2 million of increased employee-related costs, as we hired seven additional employees, and $0.2 million related to third-party fulfillment and customer service fees to support our growing business.

Research and development

Research and development expense increased by $0.4 million, or 4%, from 2011 to 2012. We increased our research and development employee headcount by an additional 14 employees, which contributed to an increase in employee-related expenses of $1.5 million. This increase was partially offset by a decrease in consulting fees of $1.1 million as we replaced external contractors with employees.

Sales and marketing

Sales and marketing expense increased by $5.8 million, or 52%, from 2011 to 2012. This increase was primarily attributable to the expansion of our headcount within sales and marketing by 19 employees. We added employees within our direct sales, marketing and account management teams, which contributed to $2.8 million of personnel and related expenses. We incurred $1.1 million of increased commissions expense primarily due to amounts earned related to new customer agreements entered into during 2012. Additionally, we incurred $1.0 million of increased marketing programs expense, $0.2 million of increased consulting fees, and $0.2 million of increased share-based compensation expense.

General and administrative

General and administrative expense increased by $0.9 million, or 29%, from 2011 to 2012. This increase was primarily due to the addition of six employees resulting in $0.8 million of additional employee-related costs.

Other (expense) income, net

	Year ended December 31,
	2011		2012
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Interest Income	$57	—%	$68	—%	$11	19%
Interest Expense	(16)	—	(17)	—	(1)	6
Foreign exchange gain (loss)	(64)	—	58	—	122	(191)
Change in the fair value of the warrants	(804)	(1)	719	1	1,523	(189)

Other (expense) income, net	$(827)	(1)%	$828	1%	$1,655	(200)%

Other (expense) income, net was $(0.8) million for 2011 as compared to $0.8 million for 2012. The difference year over year is mainly a result of $1.1 million gain recorded on the expiration of warrants to purchase 35,100 redeemable convertible preferred shares in September 2012. The remainder of the change in the fair value of the warrants is a result of a lower charge due to the lower number of warrants outstanding and less of an increase in the fair value of preferred shares year-over-year. Additionally, foreign exchange gain (loss) was $(0.1) million in 2011 as compared to $0.1 million for 2012. The change is a result of the fluctuations in the foreign currency exchange rates in relation to the U.S. dollar.

Provision for income taxes

	Year ended December 31,
	2011		2012
	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Provision for income taxes	$296	—%	$461	—%	$165	56%

Our total tax provision was $0.5 million for 2012, representing an effective tax rate of 33.5%, as compared to a tax provision of $0.3 million for 2011, which represented an effective tax rate of 58.5%. The higher tax provision in 2012 was mainly attributable to an increase in income before taxes in our U.S. subsidiary.

As our parent entity is domiciled in Ireland, our earnings are subject to a statutory tax rate of 12.5%. Our effective tax rate differs from the statutory rate each year primarily due to the jurisdictional mix of earnings (profits are earned in the United States, the United Kingdom and Canada that are taxed at a rate higher than the statutory rate of 12.5%), the valuation allowance maintained against net Irish deferred tax assets and the impact of permanent differences (primarily related to non-deductible expenses and Irish research credits).

Comparison of Years Ended December 31, 2010 and 2011

Revenue

	Year ended December 31,
	2010		2011
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Redemption revenue	$90,991	91%	$123,015	91%	$32,024	35%
Solution and services revenue	9,019	9	12,790	9	3,771	42

Total revenue	$100,010	100%	$135,805	100%	$35,795	36%

Total revenue increased by $35.8 million, or 36%, from 2010 to 2011. Redemption revenue increased by $32.0 million, or 35%, from 2010 to 2011. This revenue growth was primarily driven by a higher volume of billable awards issued and subsequent redemption of the awards by employees of existing clients and volume from new clients added during the year. The number of billable awards issued increased from 1.0 million in 2010 to 1.3 million in 2011. Solutions and services revenue increased by $3.8 million, or 42%, from 2010 to 2011. This revenue growth was primarily associated with transaction fees resulting from the increased issuance of awards from new and existing clients.

Expenses

	Year ended December 31,
	2010		2011
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change

Cost of redemption revenue	$77,872	78%	$106,827	79%	$28,955	37%
Cost of solution and services revenue	1,475	1	2,025	2	550	37
Operations	2,562	2	3,363	2	801	31
Research and development	4,177	4	8,933	7	4,756	114
Sales and marketing	7,805	8	11,097	8	3,292	42
General and administrative	2,578	3	3,241	2	663	26

Total expenses	$96,469	96%	$135,486	100%	$39,017	40%

Cost of redemption revenue

Cost of redemption revenue increased by $29.0 million, or 37%, from 2010 to 2011. This increase was primarily due to an increase in gift card purchases resulting from the 35% increase in redemption revenue and higher relative costs related to the fluctuation of exchange rates for gift cards purchased in foreign currencies, primarily Euro and British pound.

Cost of redemption revenue as a percentage of redemption revenue fluctuates based on the mix of supplier gift cards that are selected when a client’s employee redeems his or her award, as the cost of similarly denominated gift cards varies by supplier. It will also fluctuate depending on the change in the exchange rate of the currency in which we purchased the inventory from the supplier to the U.S. dollar from the time of client invoicing to its eventual redemption and reduction in our inventory.

Cost of solution and services revenue

Cost of solution and services revenue increased by $0.6 million, or 37%, from 2010 to 2011. This increase was primarily due to a $0.4 million increase in employee-related costs related to our services organization, as we hired an additional three employees as well as $0.1 million in infrastructure-related costs.

Operations

Operations expense increased by $0.8 million, or 31%, from 2010 to 2011. This increase was driven primarily by $0.4 million of increased employee-related costs, as we hired five additional employees, and a $0.2 million increase in third-party fulfillment and customer service fees to support our growing business.

Research and development

Research and development expense increased by $4.8 million, or 114%, from 2010 to 2011. We increased our research and development employee headcount by an additional 15 employees, which contributed to an increase in employee-related expenses of $1.0 million and recruiting of $0.2 million. We also supplemented our internal development efforts with third-party contractors and increased the use of these resources in order to accelerate our development efforts, which resulted in increased costs of $3.1 million.

Sales and marketing

Sales and marketing expense increased by $3.3 million, or 42%, from 2010 to 2011. This increase was primarily attributable to the expansion of our direct sales force and marketing team and increases in marketing programs. The total headcount within the sales and marketing departments increased by 13 employees from December 31, 2010 to December 31, 2011. This resulted in a $1.7 million increase in employee-related expenses, a $0.4 million increase in travel and a $0.2 million increase in recruitment. Additionally, we incurred a $0.5 million increase of marketing programs in support of our expansion of our domestic and international sales activities and a $0.3 million increase in consulting costs.

General and administrative

General and administrative expense increased by $0.7 million, or 26%, from 2010 to 2011. This increase was driven primarily by a $0.2 million increase in employee-related costs, as we hired four additional employees, and a $0.2 million increase in legal costs.

Other (expense) income, net

	Year ended December 31,
	2010		2011
(in thousands, except for percentages)	Amount	Percentage of total revenue	Amount	Percentage of total revenue	$ Change	% Change(1)

Interest income	$30	—%	$57	—%	$27	90%
Interest expense	(61)	—	(16)	—	45	74
Foreign exchange loss	(211)	—	(64)	—	147	70
Change in fair value of warrants	27	—	(804)	(1)	(831)	NM

Other (expense) income, net	$(215)	—%	$(827)	(1)%	$(612)	285%

(1)	NM means not meaningful.

Other (expense) income, net increased by $0.6 million, or 285%, from 2010 to 2011. In 2011, we recorded an expense related to the change in the valuation of warrants to purchase redeemable convertible preferred shares of $0.8 million due to the increase in the estimated fair value of our preferred shares. The decrease in the foreign exchange loss of $0.1 million is a result of the fluctuations in the foreign currency exchange rates in relation to U.S. dollar. The decrease in the interest expense is a result of the repayment of the debt under the 2005 senior secured loan agreement as of July 1, 2010. The increase in interest income is due to interest accrued on the receivable from our chief executive officer under the agreements that were entered into on May 20, 2011 and July 22, 2011. For a description of these agreements, See “Management’s discussion and analysis of financial condition and results of operations–Liquidity and capital resources–Investing activities.”

Provision for income taxes

	Year ended December 31,
	2010		2011
		Percentage of total		Percentage of total
	Amount	revenue	Amount	revenue	$Change	% Change
Provision for income taxes	$230	—%	$296	—%	$66	29%

Our total tax provision was $0.3 million for 2011, representing an effective tax rate of 58.5%, as compared to a tax provision of $0.2 million for 2010, which represented an effective tax rate of 6.9%. The higher tax provision in 2011 was mainly attributable to an increase in income before taxes in our U.S. subsidiary.

As our parent entity is domiciled in Ireland, our earnings are subject to a statutory tax rate of 12.5%. Our effective tax rate differs from the statutory rate each year primarily due to the jurisdictional mix of earnings (profits are earned in the United States and the United Kingdom that are taxed at a rate higher than the statutory rate of 12.5%), the valuation allowance maintained against net Irish deferred tax assets and the impact of permanent differences (primarily related to non-deductible expenses and Irish research credits).

Quarterly results of operations data

The following table sets forth our unaudited consolidated statements of operations data and other financial data for each of the eight quarters in the period ended March 31, 2013. We have prepared the consolidated statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. In our opinion, the financial information includes all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of this data for the periods presented. This information should be read together with our audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results to be expected in future periods.

	Quarter ended
	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013

Revenue
Redemption revenue	$27,123	$28,834	$41,055	$32,112	$31,563	$33,012	$44,449	$37,296
Solution and services revenue	3,150	3,196	3,669	3,925	3,764	4,291	4,575	4,163

Total revenue	30,273	32,030	44,724	36,037	35,327	37,303	49,024	41,459

Expenses
Cost of redemption revenue	23,816	24,977	35,678	28,091	27,457	28,910	38,782	32,117
Cost of solution and services revenue	486	570	526	657	651	653	625	699
Operations	786	860	1,015	931	927	916	961	942
Research and development	2,218	2,440	2,404	2,467	2,380	2,121	2,317	2,288
Sales and marketing	2,958	2,796	2,983	3,412	4,066	4,194	5,190	4,628
General and administrative	757	835	966	913	1,061	1,058	1,154	1,320

Total expenses	31,021	32,478	43,572	36,471	36,542	37,852	49,029	41,994

Income (loss) from operations	(748)	(448)	1,152	(434)	(1,215)	(549)	(5)	(535)
Other (expense) income, net	(352)	(216)	161	(179)	(9)	998	18	(109)

(Loss) Income before income taxes	(1,100)	(664)	1,313	(613)	(1,224)	449	13	(644)
Provision for Income taxes	99	70	69	93	85	175	108	148

Net (loss) income	$(1,199)	$(734)	$1,244	$(706)	$(1,309)	$274	$(95)	$(792)

	Quarter ended
As % of revenue	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013

Redemption revenue	90%	90%	92%	89%	89%	88%	91%	90%
Solution and services revenue	10	10	8	11	11	12	9	10

Total Revenue	100	100	100	100	100	100	100	100

Expenses
Cost of redemption revenue	79	78	80	78	78	78	79	77
Cost of solution and services revenue	2	2	1	2	2	2	1	2
Operations	3	2	2	3	3	2	2	2
Research and development	7	8	5	7	7	6	5	6
Sales and marketing	10	9	7	9	11	11	11	11
General and administrative	2	2	2	3	3	3	2	3

Total expenses	103	101	97	102	104	102	100	101

Income (loss) from operations	(3)	(1)	3	(2)	(4)	(2)	—	(1)
Other (expense) income, net	(1)	(1)	—	—	—	3	—	—

(Loss) income before income taxes	(4)	(2)	3	(2)	(4)	1	—	(2)
Provision for income taxes	—	—	—	—	—	—	—	—

Net (loss) income	(4)%	(2)%	3%	(2)%	(4)%	1%	—%	(2)%

Our redemption revenue fluctuates as a result of seasonal variations in our business, principally due to the peak in award issuances and redemptions during the fourth quarter. Solution and services revenue has primarily increased related to transaction fees resulting from the growth in award issuance over the periods.

Cost of redemption revenue fluctuates due to the peak in award redemptions during the fourth quarter. The increase in gift card purchases is related to the increase in redemption revenue and fluctuation of exchange rates for gift cards purchased in foreign currencies.

Operations expense fluctuates as we increase staffing in our operations organization and utilize our outsource partners during peak redemption periods.

Research and development expense increased sequentially each quarter through the quarter ended September 30, 2011, primarily as a result of increasing headcount to enhance and improve the functionality of our social recognition solution. Research and development expenses decreased in the quarters ended June 30, 2012 and September 30, 2012 due to a decrease in consulting fees as we have replaced certain external consultants with employees. Research and development expense increased in the quarter ended December 31, 2012 primarily as a result of an increase in external consultant costs to enhance our social recognition solution.

The increase in sales and marketing expense is primarily the result of increasing headcount in our sales and marketing teams, as well as increased marketing programs and events.

The increase in general and administrative expense relates to an increase in headcount to support the growth of our business and as we continued to build our internal infrastructure in preparation for an initial public offering of our ordinary shares.

Along with the seasonally higher revenue we experience in the fourth quarter, we also experience higher overall operating income in the fourth quarter as the majority of our operating expenses, other than the cost of redemptions, is personnel and related expenses which is less impacted by the growth of redemption revenue.

Liquidity and capital resources

	Year ended December 31,				Three months ended March 31,
(in thousands)	2009	2010	2011	2012	2012	2013

Consolidated statements of cash flow data
Net cash provided by operating activities	$3,812	$5,795	$8,260	$4,352	$5,957	$3,859
Net cash used in investing activities	(42)	(1,150)	(2,811)	(1,237)	(363)	(477)
Net cash used in financing activities	(2,141)	(762)	(130)	(2,368)	(240)	(764)

We have funded our operations since inception primarily with cash flows from operations and approximately $12.4 million of net proceeds from issuances of preferred shares and ordinary shares. In addition we entered into a senior secured credit facility of $5.3 million, which was drawn down from 2005 to 2007 and repaid in full as of July 1, 2010. Based on our current operating plan, which includes the growth strategies described in “Use of Proceeds” and “Business—our growth strategy”, other than acquisitions of complementary business, products and technologies, in the absence of this offering, we believe our existing cash and cash equivalents combined with our future cash generated from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 18 months. If we do acquire any such complementary businesses, products or technologies, we may use a portion of the net proceeds from this offering to do so. Our future capital requirements may vary materially from those planned and will depend on certain factors, such as, among other things, our growth and our operating results. If we require additional capital resources to grow our business or to acquire complementary technologies and businesses in the future, we may seek to sell additional equity or raise funds through debt financing or other sources. The sale of additional equity could result in additional dilution, and the terms of any financing arrangements may include restrictions on our business that could impair our operating flexibility and would cause us to incur interest expense. We cannot provide assurance that additional financing will be available at all or on terms favorable to us. We had no material commitments for capital expenditures as of March 31, 2013.

Cash and cash equivalents

Our cash and cash equivalents at December 31, 2012 and March 31, 2013 were held for working capital purposes and were invested primarily in bank money market accounts. We do not enter into investments for trading or speculative purposes. At December 31, 2010, 2011 and 2012 and March 31, 2013, restricted cash was approximately $0.1 million, $43,000, $55,000 and $55,000, respectively.

Accounts receivable, net

Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. The fluctuations vary depending on the timing of our billing activity and cash collections. We use days’ sales outstanding, or DSO, calculated on a quarterly basis, as a measurement of the quality and status of our receivables. We define DSO as (a) accounts receivable, less the change in deferred revenue for the quarter, divided by total revenue for the most recent quarter, multiplied by (b) the number of days in that quarter. DSO was 54, 57, 62, 61 and 60 days at December 31, 2010, 2011 and 2012 and March 31, 2012 and 2013, respectively.

Operating activities

Cash provided by operating activities consists primarily of net income (loss) adjusted for certain non-cash items including depreciation, the change in the fair value of outstanding warrants to purchase our redeemable convertible preferred shares, share-based compensation expense and the effect of changes in working capital and other activities.

Cash generated by operating activities for the three months ended March 31, 2013 was $3.9 million and consisted of a $0.8 million net loss, which included non-cash expenses of $0.1 million for depreciation and amortization expense and $0.1 million for share-based compensation. Sources of cash from operating activities included a $5.5 million decrease in accounts receivable, primarily related to a seasonal decrease in billings quarter-over-quarter and a $2.4 million increase in deferred revenue. These sources of cash were offset in part by a $1.7 million decrease in accounts payable and accrued expenses, a $1.2 million increase in inventory and a $0.6 million increase in prepaid expenses and other current assets.

Cash generated by operating activities for the three months ended March 31, 2012 was $6.0 million and consisted of a $0.7 million net loss, which included non-cash expenses of $0.1 million for depreciation and amortization expense and a $0.2 million charge for the change in the fair value of the warrants to purchase redeemable convertible preferred shares. Sources of cash from operating activities included a $5.7 million decrease in accounts receivable, primarily related to a seasonal decrease in billings quarter-over-quarter, a $2.3 million decrease in inventory and $0.6 million increase in deferred revenue. These sources of cash were offset in part by a $2.3 million decrease in accounts payable and accrued expenses.

Cash generated by operating activities for the year ended December 31, 2012 was $4.4 million and consisted of a $1.8 million net loss, which included non-cash expenses of $0.5 million for depreciation and amortization expense and $0.4 million of share-based compensation, and was offset in part by a $0.7 million non-cash gain for the change in the fair value of the warrants to purchase redeemable convertible preferred shares. Sources of cash from operating activities included a $7.2 million increase in deferred revenue, a $2.0 million decrease in inventory, and a $1.7 million increase in accounts payable and accrued expenses. These sources of cash were offset in part by a $4.4 million increase in accounts receivable, primarily related to an increase in DSO, and an increase of $0.3 million in prepaid expenses and other current assets.

Cash generated by operating activities for the year ended December 31, 2011 was $8.3 million and consisted of a $0.8 million net loss, which included non-cash expenses of $0.4 million for depreciation and amortization expense and $0.8 million for the change in the fair value of the warrants to purchase redeemable convertible preferred shares. Sources of cash from operating activities included a $10.8 million increase in deferred revenue, primarily related to an increase in billings, and a $3.4 million increase in accounts payable and accrued expenses. These sources of cash were offset in part by a $5.0 million increase in accounts receivable, primarily related to higher billings, an increase in inventory of $1.1 million and an increase of $0.3 million in prepaid expenses and other assets.

Cash generated by operating activities for the year ended December 31, 2010 was $5.8 million and consisted of net income of $3.1 million, which included non-cash expenses of $0.2 million for depreciation and amortization expense. Sources of cash from operating activities included a $10.8 million increase in deferred revenue, primarily related to increase in billings year-over-year, and a $2.0 million increase in accounts payable and accrued expenses, primarily due to the timing of payments and an increased volume of purchases resulting from higher redemptions year-over-year. These sources of cash were offset in part by a $9.3 million increase in accounts receivable, a $0.8 million increase in inventory and a $0.3 million increase in prepaid expenses and other current assets.

Investing activities

Cash used in investing activities for the three months ended March 31, 2013 was $0.5 million, consisting of capital expenditures for computer equipment and software to support our growing business.

Cash used in investing activities for the three months ended March 31, 2012 was $0.4 million, consisting of capital expenditures for computer equipment to support the growing business.

Cash used in investing activities for the year ended December 31, 2012 was $1.2 million, consisting primarily of capital expenditures for equipment.

Cash used in investing activities for the year ended December 31, 2011 was $2.8 million and was mainly comprised of the funds advanced to our chief executive officer under the agreements discussed above. During the year ended December 31, 2011, we also incurred $0.9 million of capital expenditures for equipment to support the business and leasehold improvements as we expanded our office in Ireland, partially offset by lower restricted cash requirements.

Cash used in investing activities for the year ended December 31, 2010 was $1.2 million and was mainly comprised of capital expenditures of $1.2 million, primarily for equipment to support the business and leasehold improvements for our office in Ireland, partially offset by lower restricted cash requirements.

Financing activities

Cash used for financing activities for the three months ended March 31, 2013 was $0.8 million and was mainly comprised of $0.7 million of professional services costs associated with our planned initial public offering.

Cash used for financing activities for the three months ended March 31, 2012 was $0.2 million and was mainly comprised of $0.2 million of professional services costs associated with our planned initial public offering.

Cash used for financing activities for the year ended December 31, 2012 was $2.4 million and was mainly comprised of $2.2 million of professional services costs associated with our planned initial public offering.

Cash used for financing activities for the year ended December 31, 2011 was $0.1 million and was primarily comprised of the repayment of amounts borrowed under our equipment financing from a third party vendor, as described below.

Cash used for financing activities for the year ended December 31, 2010 was $0.8 million and included the repayment of the amounts outstanding under the 2005 senior secured loan agreement of $1.2 million partially offset by the proceeds from an equipment financing term loan of $0.4 million. In the fourth quarter of 2010, we entered into an agreement to obtain financing for the purchase of certain hardware and software equipment from a third party vendor in the total amount of $0.4 million. Repayments of principal and interest were to be made in equal quarterly installments over the 36-month term commencing with the financing origination date.

Net operating loss carryforwards

As of December 31, 2011 and 2012, we had Irish net operating loss carryforwards of approximately $10.3 million and $19.3 million, respectively, and Irish research credit carryforwards available of approximately $0.6 million and $0.7 million, respectively. These Irish net operating loss and research credit carryforwards do not expire.

In assessing our ability to realize our net deferred tax assets, we considered various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income, to determine whether it is more likely than not that some portion or all of our net deferred tax assets will not be realized. Based upon our historical and forecasted future Irish losses, we have determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against our Irish net deferred tax assets.

Contractual obligations and commitments

Our principal commitments consist of obligations under our operating leases for our office space and our outstanding debt facility. The following table summarizes our contractual obligations at December 31, 2012:

	Payment due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$2,446	$410	$927	$717	$392
Principal payments on debt obligations	95	95	—	—	—

Total	$2,541	$505	$927	$717	$392

We lease our facilities under non-cancelable operating leases. These operating leases expire at various dates through February 2020.

On July 19, 2012, we amended the lease for our U.S. headquarters in Southborough, Massachusetts to extend the term until February 28, 2017 and expanded the space by 2,369 square feet commencing on November 1, 2012.

Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04). The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements. ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. ASU No. 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. The amendments in this update are to be applied prospectively. This guidance was effective for us on January 1, 2012. The adoption of ASU No. 2011-04 did not have a material effect on our financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU No. 2013-02). This guidance is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU No. 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. This guidance was effective for us on January 1, 2013. The adoption of ASU No. 2013-02 did not have a material effect on our financial position, results of operations or cash flows.

Off-balance sheet arrangements

We do not have any special purpose entities or off-balance sheet arrangements.

Quantitative and qualitative disclosure about market risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks include primarily foreign currency exchange risks, interest rate risk and inflation risk.

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly in the Euro and British pound.

We maintain cash accounts, accounts receivable and accounts payable and accrued expenses denominated in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate movements. As of December 31, 2012, we had $1.5 million, $2.1 million and $5.8 million, respectively, of cash, accounts receivable and accounts payable and accrued expenses denominated in currencies other than the U.S. dollar. As of March 31, 2013, we had $1.2 million, $1.8 million and $3.8 million, respectively, of cash, accounts receivable and accounts payable and accrued expenses denominated in currencies other than U.S. dollar.

Currently, our largest foreign currency exposures are the Euro and British pound, primarily because our European operations have a higher proportion of our local currency denominated expenses. For the year ended December 31, 2011, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $5.4 million, decreased expenses by $5.3 million and decreased operating income by $0.1 million. For the year ended December 31, 2012, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $6.4 million, decreased expenses by $6.2 million, and decreased operating income by $0.2 million. For the three months ended March 31, 2013, we estimated that a 10% unfavorable movement in foreign currency exchange rates would have decreased revenues by $1.7 million, decreased expenses by $1.6 million and decreased operating income by $0.1 million. The estimates used assume that all currencies move in the same direction at the same time and the ratio of non-U.S. dollar denominated revenue and expenses to U.S. dollar denominated revenue and expenses does not change from current levels. Since a portion of our revenue is deferred revenue that is recorded at different foreign currency exchange rates, the impact to revenue of a change in foreign currency exchange rates is recognized over time, and the impact to expenses is more immediate, as expenses are recognized at the current foreign currency exchange rate in effect at the time the expense is incurred. All of the potential changes noted above are based on sensitivity analyses performed on our financial results as of December 31, 2011, December 31, 2012 and March 31, 2013.

Interest rate risk

We had unrestricted cash and cash equivalents totaling $22.7 million at March 31, 2013 held for working capital purposes. Approximately $6.6 million was invested in bank money market accounts. We do not use derivative financial instruments in our investment portfolio. We did not hold any short-term or long-term investments at March 31, 2013 and were not subject to significant interest rate risk.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Business

Overview

We are a leading provider of a cloud-based, social recognition software solution that organizations use to engage their employees worldwide to create alignment with values and advance company goals and culture. We achieved this leadership position through our innovative technologies, our ability to deliver a comprehensive solution to large, multinational firms, and our experience operating in the social recognition industry. Our Software-as-a-Service, or SaaS, platform enables employee-to-employee recognition that is broadcast socially and made visible throughout the organization. Our clients leverage the widespread employee adoption of our social recognition solution to elevate recognition to a strategic imperative that drives business results. In addition, the interactions between employees using our social recognition solution generate data that provides our clients with deep management insights about their talent and culture. Our growth has been driven by our clients’ ability to use our social recognition solution to increase employee engagement, improve employee retention and strengthen company culture.

We have developed innovative technologies that power our full-service strategic solution and differentiate us from other recognition solution providers. We designed our social recognition solution to provide organizations with actionable intelligence about their talent and culture typically not found in traditional human resource solutions. We deliver this information through powerful enterprise social graphs, talent mapping and interactive info-graphics. These insights into employee performance complement the more traditional processes such as performance reviews, succession planning and career management, collectively referred to as human capital management, or HCM.

Through our SaaS platform, our clients benefit from a shorter implementation cycle, low total cost of ownership and access to the latest version of our software. Additionally, our social recognition solution has intuitive web and mobile-based user interfaces that are easy for employees to use across desktop and mobile computing environments. Our seamless employee adoption model and client-specific branding often leads to viral and organic adoption, and our SaaS platform scales to support large, global implementations.

Our social recognition solution has been successfully adopted in complex environments throughout the world. As of March 31, 2013, our client base consisted of more than 80 companies, with more than 1.6 million users located in more than 140 countries using our solution in 19 languages and dialects. Representative clients include: Abbott Laboratories, Celestica Inc., CitiCorp North America, Inc., The Dow Chemical Company, General Electric Company, IM Flash Technologies LLC, InterContinental Hotels Group, Intuit, Inc., LSI Corporation, Premier Farnell Corporation, The Procter & Gamble Company, SuccessFactors, Inc. and Symantec Corporation.

Our solution reinforces the praise delivered through recognition and extends employees’ recognition moments by providing awards with economic value. Employees redeem their awards through our global e-commerce rewards network that has a broad array of locally relevant options including retail, online shopping, dining, travel and charitable giving.

We derive our billings primarily from recognition awards processed through our solution and associated transaction fees. The majority of our revenue is recognized when our clients’ employees redeem their awards through our global e-commerce rewards network, primarily for gift cards, and we deliver the redeemed item. In addition, the delivery of our social recognition solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support. The billings for these various activities, which are derived primarily from our transaction fees, are recorded as solution and services revenue over the service period of the contractual arrangement with our clients. Our revenue increases as clients adopt and expand their usage of our social recognition solution. Our overall billings retention rate exceeded 100% for each of the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013.

Our total revenue has grown from $100.0 million in 2010 to $135.8 million in 2011 and to $157.7 million in 2012, representing a two-year compound annual growth rate, or CAGR, of 25.6%. During the years ended December 31, 2010, 2011 and 2012, our net income (loss) was $3.1 million, $(0.8) million and $(1.8) million, respectively, and our free cash flow was $4.6 million, $7.4 million and $3.1 million, respectively. During the year ended December 31, 2012, our net loss increased and free cash flow decreased as we invested heavily in expansion of our sales and marketing team which we expect to continue in 2013. For the three months ended March 31, 2013, we generated revenue of $41.5 million, incurred a net loss of $0.8 million and generated free cash flow of $3.4 million. For further explanation of our management’s use of free cash flow, limitations of its use, and a reconciliation of our free cash flow to the most directly comparable GAAP measure, net cash provided by (used in) operating activities, please see “Summary consolidated financial data—Free cash flow.”

Industry background

Increasingly diverse and geographically-dispersed workforces combined with intense competition to hire and retain qualified employees have forced organizations to elevate their approach to employee engagement. The transformation of social recognition from ad hoc, informal practices into a strategic imperative enables organizations to drive business results and enhance their ability to attract, evaluate, develop and retain human capital.

For decades, companies have attempted to use employee recognition programs to engage and motivate employees. Recognition programs are intended to build goodwill between the organization and employees and ultimately strengthen employee dedication to company values. Traditionally, recognition solutions have included in-house, do-it-yourself programs that are time consuming and expensive to create and maintain or third-party solutions from legacy vendors that are focused on gifts. These solutions are limited in that they often focus only on top performers or a small segment of the employee base through initiatives such as length-of-service awards or “employee of the month” programs. In addition, since those solutions frequently focus on gifts rather than actions they do not reinforce a consistent culture or set of values across an organization. Traditional recognition programs are not strategic, as they do not use recognition awards to drive specific actions and behaviors across the organization. We believe that they therefore are not able to consistently measure impact on employee engagement or business results.

Strategic recognition-based programs, if designed correctly, are cost-effective and valuable tools that can help raise employee engagement, which is generally defined to measure employees who are involved in or enthusiastic about their work and contributing to their employer’s goals or values. They can therefore increase productivity and competitiveness, and can positively impact the bottom line. Several studies have been conducted to assess the impact of employee engagement on business results, as measured by profitability. The following demonstrate some of these benefits:

•	A study by Gallup Consulting indicates that companies in the top quartile of employee engagement generated 16% higher profits and 18% higher productivity than those in the bottom quartile(4)

•	The same Gallup Consulting study found that companies with “world-class engagement” have 3.9 times the EPS growth rate compared with organizations with lower engagement in the same industry(5)

•

Towers Watson reached similar conclusions in its three-year study of 41 global companies, which found that operating margins improved nearly 4% on average in organizations with high employee engagement levels(6)

(4)	Gallup Consulting, Employee Engagement—What’s Your Engagement Ratio?, 2010.
(5)	Gallup Consulting, Employee Engagement—What’s Your Engagement Ratio?, 2010.
(6)	Towers Watson, Perspectives: The Power of Three: Taking Engagement to New Heights, 2011.

In addition, industry research analysts have evaluated the relationship between employee engagement and employee turnover. A culture of recognition can also have an even stronger impact on potential flight risks, and thus reduce costs, as illustrated by the following:

•

A 2012 study by analyst firm Bersin & Associates found that companies with highly effective recognition programs have 31% lower voluntary turnover than organizations with ineffective recognition programs(7)

•	According to Hay Group, Inc., estimates show that the cost of replacing employees can be between 50% and 150% of the departing employee’s salary(8)

We believe that to be most impactful, recognition solutions require innovative features to enable effective management of strategic recognition programs. Most traditional solutions have limited tools to inform strategic decision making and do not have technology or locally relevant reward options to enable full- service, global programs. They also typically do not have a social element to giving and communicating awards, which limits their impact with employees. In addition, traditional recognition solutions frequently do not have mobile capabilities that enable recognition to be a regular part of the day for employees and do not interoperate well with other HR systems, which limit their utility and adoption.

Our opportunity

We believe the recognition market is poised for substantial growth and fundamental change as companies increasingly shift to outsourced, full-service providers and strategic solutions powered by social interactions. In a July 2012 white paper that we commissioned, IDC estimated that the North America Recognition Market will grow from $22 billion in 2011 to $32 billion in 2016, an 8% CAGR.(9) In that same white paper, IDC also found that nearly 40% of study respondents expected to use a full-service third-party provider for all aspects of recognition in the twelve months ended July 31, 2013.(10)

There are several important secular trends that we believe are fueling the evolution of the recognition market.

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The transformation of social recognition into a strategic business imperative.    Social recognition as a key business initiative not only improves organizations’ abilities to drive business results, but also enhances their abilities to successfully recruit, evaluate and train qualified workforces.

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The rise of social solutions as important communications tools in organizations.    The growth and penetration of social solutions has made it increasingly critical for enterprises to leverage employee collaboration and social platform technologies within their operations. IDC forecasts that the global market for enterprise social software will increase from approximately $1.1 billion in 2012 to $4.5 billion in 2016, representing a 43% CAGR.(11)

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The continued adoption of SaaS solutions in the enterprise.    Ease and speed of deployment and a desire for a lower total cost of ownership continue to drive growth in the SaaS market. IDC estimates that worldwide SaaS revenue will grow from $20.4 billion in 2011 to $57.4 billion in 2016, representing a 23% CAGR.(12)

(7)	Bersin & Associates, The State of Employee Recognition in 2012, June 2012.
(8)	Hay Group, Inc., Lighting the Path to Success, 2012.
(9)	IDC, White Paper—Employee Recognition Driving Business Results, July 2012.
(10)	IDC, White Paper—Employee Recognition Driving Business Results, July 2012.
(11)	IDC, IDC Worldwide Enterprise Social Software 2012-2016 Forecast, June 2012.
(12)	IDC, IDC Worldwide SaaS and Cloud Software 2012-2016 Forecast and 2011 Vendor Report, August 2012.

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The continued strength of e-commerce.    E-commerce continues to demonstrate strong growth, both in the United States and abroad. According to eMarketer, U.S. retail e-commerce sales are expected to grow from $224 billion in 2012 to $362 billion in 2016, a 13% CAGR.(13)

Our solution

Through our years of experience and research, we have developed an innovative solution that helps organizations elevate employee engagement, manage company culture and discover actionable insights about their talent, all of which can drive and improve business results.

The key benefits of our social recognition solution include:

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Social recognition drives engagement and aligns employees with cultural values.    Our solution enables employees across all levels of an organization to recognize each other for actions and behaviors that align with company values. This social employee-to-employee recognition is highly impactful as it originates from people who understand the value of the contribution, strengthens relationships within the organization, identifies important actions as they occur and is shared across a group or an entire organization.

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Facilitates viral and organic adoption among employees.    Our social recognition solution has intuitive web and mobile-based user interfaces that do not require special training, making it simple for employees to use. These interfaces allow employees and managers to easily nominate one another for awards with economic value and then subsequently approve and redeem awards. We work with our clients to tailor the solution to their needs, resulting in a configured program including branding, award approvals, user access, reporting and communications, which are aligned with our client’s own culture and values.

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Enables measurability and provides unique insights.    Our solution provides our clients with deep management insights through powerful social graphing and talent mapping tools. Organizations use our social recognition solution to capture, measure and gain actionable intelligence about their organization and talent. For managers, our social recognition solution features dashboard reporting that includes an interactive info-graphics tool that visualizes progress against goals and overall adoption of company values.

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Highly relevant rewards that perpetuate usage of our social recognition solution.    Our globally adopted e-commerce rewards network is an expansive set of both widely applicable and locally relevant reward choices. Employees may choose rewards that are meaningful to them, from both online and local suppliers, which include retail, online shopping, dining, travel and charitable giving. The breadth of available choices improves the impact of our social recognition solution by providing memorable rewards.

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Global capabilities.    Our solution allows our clients to provide a single recognition program available to all of its employees globally. Our social recognition solution supports multiple currencies and languages and includes locally relevant rewards, which facilitates adoption by both multinational firms and regional companies. As a result, we are able to provide solutions that fit the unique cultural tastes, preferences and budgets of regional economies. As of March 31, 2013, we had more than 1.6 million users located in more than 140 countries using our solution in 19 languages and dialects. Our global capabilities give our clients visibility and control over their entire global recognition program.

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Highly scalable and configurable solution.    Our SaaS platform is built with enterprise-class scalability, reliability and uptime and is currently adopted by some of the world’s largest companies. We believe we have deployed one of the largest and most geographically-dispersed single SaaS implementations for one of our clients, General Electric, that spans more than 300,000 employees. Our solution enables fast and low cost global deployments through centralized administration that is designed to meet our clients’ IT

(13)	eMarketer, US Retail Ecommerce Sales, 2010-2016, March 2012.

and security demands. Our SaaS platform is a multi-tenant architecture, which allows for configuration to meet the needs of each client. This allows organizations to reduce the time required to launch and implement their recognition program and increases the program’s effectiveness and impact.

Our business model strengths

We have established a leadership position in the social recognition market as evidenced by our global reach, scale and growth. We believe our key competitive strengths include:

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Clients pay when their employees use our social recognition solution.    We generate our revenue primarily from the number and monetary value of the awards our clients provide to their employees through our social recognition solution as well as associated transaction fees. We therefore share in our clients’ successes, as they benefit from our solution and their employees increase adoption. Accordingly, our interests are aligned with our client’s interests in growing and maintaining a strong recognition program.

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High client retention.    Our overall billings retention rate exceeded 100% for each of the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013. This billings retention rate reflects a consistent, recurring revenue profile from our client base. Our ability to easily interact with other HR systems also facilitates adoption by clients. As organizations scale our solution, which increases employee engagement, our social recognition solution becomes a strategic and operational platform from which clients draw valuable insights about their talent and culture.

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E-commerce rewards network benefits from economies of scale.    We seek to continually expand and diversify the items available on our global e-commerce rewards network to meet the demands of new and existing clients. This increases the value of our social recognition solution for each of our clients as the broad array of choices on our global e-commerce rewards network become available to them. In addition, as the volume of rewards increases across our client base, our ability to negotiate better terms with certain of our rewards suppliers improves.

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Align recognition and rewards with full range of HR systems.    Our solution provides our clients with insights into their talent through our powerful social graphs, talent mapping and interactive info-graphic displays. We can also combine our recognition data with information from other HR systems to supplement the insights provided by our analytics and improve the feedback provided by other HR systems.

Our growth strategy

We intend to enhance and extend our industry leadership position in the evolving social recognition market. The principal elements of our growth strategy include:

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Broaden existing client relationships.    We plan to increase the number of client employees using our social recognition solution and the number and value of awards granted and received by those employees. In many cases, as clients experience the benefits gained from implementation of our social recognition solution and improvements in employee engagement, they expand adoption of our social recognition solution within their organizations and increase their recognition budgets. We will continue to focus on demonstrating the benefits of increased recognition and awards in an effort to drive adoption and penetration of our solution within our existing client base.

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Attract new clients.    We intend to expand our social recognition solution throughout the global market, which we believe is largely underpenetrated by full-service strategic recognition solutions. Historically, we focused on the most complex and large global organizations. More recently, we have expanded our sales efforts to companies with an employee base of 1,000 or more that have corporate human resources, or HR, functions located in North America. We have recently hired additional salespeople to target these organizations. We plan to continue to invest in additional salespeople to expand our reach and further penetrate our potential client base and to expand our sales coverage to focus on companies who have corporate HR functions located in North America and Europe to grow our client base.

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Continue to expand our product offering.    We intend to continue to add features and benefits to our core platform to drive increased adoption and penetration as well as maintain our competitive advantages in the industry. For example, we recently released Talent Maps (interactive charts and graphics that leverage recognition data to reveal the performance and culture of any team or department) and have also enhanced our social recognition solution with new language capabilities. Furthermore, the breadth of our technology platform has allowed us to expand our addressable client base into new geographies, new industries and new types of organizations. To bolster our broader relevance with clients, we intend to pursue adjacent markets such as sales incentive management and other employee-facing rewards programs such as safety, wellness and employee-referral.

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Establish and maintain key strategic relationships.    We plan to continue to reach new clients and provide more robust solutions through bilateral referral and cross selling relationships. We have recently entered into a bilateral referral agreement with SuccessFactors, Inc. Additionally, we are currently a member of the Workday Software Partner Ecosystem and have developed a product integration to Workday that provides our joint customers a more efficient deployment process for our solution. We also intend to strengthen our ties throughout the HR and social enterprise solutions market by forging relationships with leading HR consultancy, HR technology and HR outsourcing firms. We plan to continue to design our social recognition solution to easily integrate with existing HR management software solutions. We believe that these relationship networks will enable us to reach a wider client base and enhance our opportunity with existing clients.

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Pursue selective acquisitions.    We intend to pursue acquisitions of complementary businesses and technologies that will enable us to acquire targeted product and technology capabilities, as well as add new clients and further expand our geographic reach.

Case studies

We generally sell our social recognition solution through our global sales organization directly to businesses and other enterprises. Our client base consisted of more than 80 companies as of March 31, 2013, in diverse industries, including technology and communications, hospitality and transportation, diversified/manufacturing, financial services, consumer products and services and biotech/pharmaceutical. For the year ended December 31, 2012 and the three months ended March 31, 2013, our ten largest clients by revenue represented approximately 74% and 72%, respectively, of our total revenue, with only one client, General Electric Company together with its affiliates, representing more than 10% of our total revenue at 32% and 34%, respectively.

We believe that the following case studies provide a representative sample of how our clients achieve quantifiable results from implementing our recognition solution:

This global leader in consumer and enterprise software created a stronger culture post acquisition.

Challenge

This multi-billion dollar consumer and enterprise software company struggled to build a unified global culture following an acquisition whereby it added 6,500 employees to its workforce. It had an existing internal, cash-based recognition program which was not aligned to its culture and was not able to reach all employees.

Solution and results

The global software leader partnered with Globoforce to create a unified, global strategic recognition solution, which was implemented in 2008. Our solution offered more effective meaningful rewards and created a stronger, unified culture. This client also reported:

•	Higher employee engagement – engagement scores, as measured by the client’s internal survey measurements, increased by 14% within nine months after program launch; and

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Effective budget allocation – without increasing its budget, the client processed through our solution twice as many recognition awards in the first year after program launch, as compared to the prior year.

This leading provider of financial management solutions saw a significant increase in employee adoption.

Challenge

This leading provider of financial management solutions sought to replace its existing merchandise catalog program which presented significant operational challenges with delivery, award selection, and employee adoption. It needed a new solution that could help it achieve, on a global scale, greater program adoption and provide employees with more relevant, memorable rewards.

Solution and results

We developed a strategic recognition solution for this client that leverages the social nature of employee-to-employee interactions to bolster participation by employees, which was implemented in 2004. Through our global e-commerce rewards network, this client is able to deliver a broad array of awards, enabling employees to choose from thousands of locally relevant options including retail, online shopping, dining, travel, and charitable giving. This client also reported:

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Higher levels of participation – within the first year of program launch, more than 20,000 awards were given (up from approximately 5,500 the previous year), and within the first two years of program launch, 85-90% of all eligible employees received an award (up from 50% over the prior three years combined); and

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Employees feeling valued – employee surveys conducted by the company since implementing our solution in 2004 show that 89% of employees believe their manager appreciates their contributions, 90% are proud to work at the company and 94% agree that the company’s recognition program helps motivate sustained high performance. We do not have access to comparable employee surveys conducted prior to implementation of our solution.

This global provider of biopharmaceutical services used recognition to reduce turnover.

Challenge

This global provider of biopharmaceutical services experienced challenges with high employee turnover and a culture that did not align to its core values. The company had several, disparate recognition programs in place. These programs suffered from low participation and lacked consistency and measurability. They needed a recognition partner to help them increase retention of highly skilled, hard to find employees and to build a stronger, more unified global culture.

Solution and results

The company selected Globoforce to design and implement a strategic solution to recognize and reward behaviors and performance that are aligned with its core values, which include teamwork, leadership, and customer service. Through globally administered, locally relevant rewards, our solution, which was implemented in 2008 has helped build a stronger culture steeped in company values. Within a year after launch, this client reported:

•	Lower employee turnover – employee retention rates rose by 13%, resulting in an overall retention rate of 90+%;

•	Higher satisfaction levels with managers – employee survey marks for managers’ recognition efforts increased from 63% to 78%; and

•	Greater employee reach – the number of awards given increased fourfold from the previous recognition program.

This leading global manufacturer saw a marked rise in employee satisfaction levels.

Challenge

This leading global manufacturer had more than 40 discrete recognition programs, including home-grown efforts, and lacked a strategic platform that could enable employee-to-employee recognition and advance the company’s goals, values and culture.

Solution and results

The company selected Globoforce to build a global recognition solution to manage global logistics and offer locally relevant languages, currencies and rewards for its 30,000+ employees. Through our social recognition solution, which was implemented in 2009, the company gained global visibility of results through intuitive easy-to-use tracking and reporting features. Six months after launch, the client reported:

•	Higher levels of recognition satisfaction – the number of employees satisfied with the level of recognition for a job-well-done rose 13%;

•	Greater internal recognition – the number of employees who say people are rewarded according to job performance rose 14%; and

•	Strategic recognition as core competency – the company’s recognition program manager and her team were nominated for the company’s President’s Award, a first for the HR department at the company.

This multinational, Fortune 500 company unified 62 countries under one recognition solution.

Challenge

This Fortune 500, multinational company wanted a way to better recognize its global workforce numbering tens of thousands of employees across dozens of countries. They experienced global logistic problems with previous recognition vendors and sought a recognition provider that could seamlessly provide a wide range of meaningful reward options internationally. This client also needed a solution that could advance company goals and values and reach more employees.

Solution and results

Through our social recognition solution, which was implemented in 2005, our client consolidated over 100 different recognition programs into one consistent global program. The program aligns with the values and goals of the organization and provides employees with meaningful, locally relevant reward options. Following launch, the client reported:

•	Strong manager adoption – a year and a half after program launch, 90% of its managers nominated an employee for an award;

•	High levels of leader satisfaction – in an internal survey, nearly 80% of leaders were “extremely pleased” or “very pleased” with the program; and

•	Greater performance insight – recognition data, generated from thousands of employee-to-employee interactions, has given leaders more insight into employee performance.

The Globoforce solution

Our social recognition solution provides comprehensive functional, technical and operational capabilities for a full-service approach to recognition. Our solution has intuitive web and mobile-based user interfaces that are easy for employees to use across desktop and mobile computing environments.

Recognition applications

Our applications provide employees, managers and HR professionals all the tools they need to interact with their recognition programs. Managers and colleagues can nominate an employee for any recognition award type based on their organization’s pre-set and configured eligibility criteria built into our application. This act of recognition is updated real-time on the recognition newsfeed and shared socially, which all employees can then see and to which they can add their own congratulations. Recognition award recipients can accrue program points or redeem immediately, choosing from a diverse set of locally relevant reward options around the globe.

Program administrators can easily manage their recognition programs with virtually no manual work required. Reporting is accessible online through our easy-to-use interface and is updated real-time, keeping program data current.

Our applications also provide managers deep management insights through powerful social graphing and talent mapping tools such as Talent Maps. Our dashboard reporting feature includes an interactive info-graphics tool that managers and executives use to visualize overall adoption of company values and employee performance.

Award types

We are able to fulfill the full spectrum of our clients’ recognition program needs, be it employee-to-employee, anniversary, sales incentives, wellness, safety or any other company-specific award type. Employee-to-employee awards are generally dynamic and not time or frequency bound, leading to a more immediate gratification tied directly to a performance in recent history. Anniversary awards reward employees on their achieving a certain number of years of service with their company, typically commemorating a multiple-of-five-year (5, 10, 15, etc.) milestones. The recipient of any of these types of awards will receive a recognition award through our solution, which he or she can then redeem only through our global e-commerce rewards network. Given the configurability of our platform, our clients can easily design programs that meet their unique needs. Our platform is designed to support multiple, disparate programs, and run them concurrently for our clients.

Global e-commerce, operations and support

Our global capabilities give our clients visibility and control over their global recognition programs. Our social recognition solution supports multiple currencies and languages, and our global e-commerce rewards network includes locally relevant rewards, which drives adoption for both multinational firms and regional companies. These rewards include gift cards from local retailers and merchandise from distributors in the United States and Europe which we purchase for resale. We form relationships with these vendors primarily through our in-house marketing and operations teams. In addition, we offer global customer support in several languages around the world, accessible via our website, phone or email.

Cloud infrastructure

Our cloud infrastructure forms the technology foundation of our social recognition solution. Our platform offers enterprise-class scalability, reliability and uptime, data privacy, security, data interchange and other technology features required to meet the technical and operational needs of our clients. We believe our clients benefit from fast and low-cost global deployments, centralized administration and easy access to future enhancements as a result of this SaaS model.

Our platform is a multi-tenant architecture and highly configurable to meet the unique needs of each of our clients. We work with our clients to tailor the solution so that it aligns with their requirements for branding, award approvals, user access, reporting and communications. Our social recognition solution is also designed to meet our clients’ IT and security requirements. Our SaaS platform is designed with a multi-tier client/server architecture that separates data, applications and user interfaces.

With clients running centralized programs on a SaaS platform, we are able to aggregate and analyze all data associated with clients’ recognition programs. As a result, our clients can easily create reports on anything from overall program spend to award activity in certain regions to top recognition recipients in the company. We are also able to use this data to deliver valuable insights to managers and executives about performance and culture within specific teams, departments, business units and entire companies.

Our cloud infrastructure provides our clients the capability to deploy their recognition programs across desktop as well as mobile environments that enable recognition to be a regular part of the day for their employees.

Sales, marketing and professional services

We sell our social recognition solution through our sales organization based in the United States, Canada, Ireland and the United Kingdom, which includes field sales representatives, business development representatives, account management representatives and sales and services management. Our global sales organization is focused on adding new clients and expanding relationships with existing clients.

Direct sales force.    Our direct sales force is organized by geographic regions. Historically, we focused on the most complex and large global organizations. More recently, we have expanded our sales efforts to companies with an employee base of 1,000 or more who have corporate HR functions located in North America. We have recently hired additional salespeople to target these organizations.

Account management.    Globoforce account management is responsible for the implementation, ongoing management and growth of existing client relationships. All client accounts are assigned to specific account managers according to a variety of factors and the specifics of the client solution. Account management engages with new clients during the initial implementation and maintains the client relationship thereafter.

Business development.    The link between lead generation, marketing and sales activity is managed by our business development representatives. This team is responsible for the initial qualification of inbound leads and for scheduling direct sales representatives with prospective clients.

Our global marketing team complements our sales organization through lead generation, brand building, analyst relations and industry research. Our marketing department targets HR and other executives responsible for strategic HR programs. Our principal marketing programs include:

•	use of our website to provide product and company information, as well as learning opportunities for potential clients;

•	field marketing events for clients and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	online marketing activities, including online web advertising, blogs and webinars;

•	public relations and social networking initiatives including mobile and social media marketing; and

•	client programs, including user meetings.

Our marketing team also conducts primary research that serves as the foundation for industry thought leadership and our lead-generation activities. Our marketing team also directly supports our sales organization through collaborative initiatives, including the creative development and execution of sales proposals, personalized and targeted prospecting campaigns and managing large prospective client pursuits.

Professional services.    We provide our clients strategy, advice and training to help them make key decisions about their recognition program. Our services include:

•	business case and program definition: shape the program based on proven best practices and strategies for program success;

•	benchmark and audit: remove project and program risk by defining the path to future program success; and

•	training, branding and communications: generate and sustain excitement and engagement among program participants.

Technology

We have a standardized, Java-based development environment with the majority of our software written in industry standard software programming languages. We also use Web 2.0 technologies like AJAX and HTML that give users an intuitive and familiar experience that runs on popular computing and mobile devices. Our data center primarily consists of industry standard servers and networking components. Our standard operating system and database are Red Hat Enterprise Linux and Oracle 11g, respectively.

We operate a multi-tenant architecture that provides a single code engine that simultaneously provides for all clients’ individual configurations. This architecture reduces risk associated with system scalability and security and allows for ease of upgrade of functionality across the entire client base.

We physically host our SaaS platform for our clients principally on servers owned and controlled by us in one secure, third-party data center located in the United States. We believe that our third-party hosting facility is adequate for our current needs and that suitable additional capacity will be available as needed to accommodate planned expansion of our operations. In addition, we maintain a disaster recovery site owned, operated and managed by us and located in Dublin, Ireland.

Client support and operations

We utilize a combination of both in-house and outsourced fulfillment providers to process redemption orders in key geographic regions based on where our clients’ employees are located. These fulfillment sites are located in the United States, Ireland, India, Hong Kong and China.

Clients and their employees can call or email us at any time to report issues with or ask questions regarding our solution. We provide customer support through phone, email and online documentation. Our support included multi-lingual capabilities in eight languages as of December 31, 2012. We offer this support to our clients’ employees from our offices in Ireland as well as through two third party outsourcers located in Ireland and Hong Kong.

Intellectual property

We rely upon a combination of patents, copyrights, trademarks, service marks and trade secret laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights in our solution. We pursue the registration of our domain names and trade and service marks in the United States and the European Union. We have one pending U.S. patent application which was filed in 2011 and relates to systems and methods for promoting recognition. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.

Despite our precautions, it may be possible for unauthorized third parties to copy our software and use information that we regard as proprietary to create software that competes with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed software may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our solution and proprietary information may increase. Our competitors could also independently develop services equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from doing so. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We expect that we and others in our industry could increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents upon which our current solution or future technology infringe. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights or make a claim of infringement against us with respect to our service and underlying technology. Any of these third parties might make a claim of infringement against us at any time. A claim may also be made relating to technology that we acquire or license from third parties.

Research and development

The responsibilities of our research and development personnel include product development, quality assurance and technology operations. Our research and development personnel are primarily located in our Dublin, Ireland headquarters. We also have research and development operations through an outsourcer in Minsk, Belarus. Our agile development methodology, in combination with our SaaS delivery model, allows us to release new and enhanced software features generally on a quarterly or more frequent basis.

We entered into our agreement with EPAM Systems Limited, our outsourced research and development provider in Belarus, on December 9, 2010. Under this agreement, EPAM provides to us contractors to work in our different development teams. These contractors provide a mixture of development, consulting and professional services including working on new functionality, testing, and developing the configuration application. We maintain our rights in any intellectual property created by EPAM in connection with this agreement. EPAM has the option to terminate this agreement and the statement of work thereunder at any time upon 30 days prior written notice to us. This agreement does not contain material minimum financial obligations.

We allocate a substantial portion of our operating expenses to developing new capabilities and enhancing existing solutions, conducting software and quality assurance testing and improving our platform and applications to meet our clients’ evolving needs. Our research and development expenses were $4.2 million in 2010, $8.9 million in 2011, $9.3 million in 2012, $2.5 million in the three months ended March 31, 2012 and $2.3 million in the three months ended March 31, 2013.

Competition

The market for rewards and recognition solutions is highly competitive, evolving and fragmented. We face competition from other incentive and recognition providers and traditional non-strategic recognition solutions, internally developed solutions designed to support the needs of a single organization, as well as from third-party human resource application providers. Our primary competition is from traditional incentive vendors such as BI Worldwide, Maritz and O.C. Tanner, who have historically focused on incentives such as length-of-service awards or “employee of the month” programs rather than rewarding actions on a real-time basis and have typically offered rewards from catalogs of merchandise as opposed to offering gift cards and other options through a global e-commerce rewards network. Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger operating budgets, as well as greater financial, technical and other resources. If one or more of our competitors were to enter into strategic partnerships with companies in the human resources and compensation fields, or if new competitors enter into the market for recognition software solutions, the change in the competitive landscape could materially adversely affect our ability to compete effectively.

We believe we are well positioned in our market and are highly differentiated from our competitors based on the following criteria:

•	recognized leader in social recognition;

•	industry-leading innovation, technology and operational expertise;
•	long-term client relationships and proven ability to deliver a global solution for multi-national organizations;

•	proven ability to increase employee engagement;

•	cloud-based, SaaS platform;

•	large, diversified and global e-commerce rewards network; and

•	strong name recognition and brand awareness globally.

Culture

We regard our culture as a key differentiator and performance driver, and we have held this view since our inception. We believe our culture gives us a competitive advantage in recruiting talent, driving innovation, enhancing productivity and improving client service. Our core values connect us to our purpose and guide many of our most important business decisions, particularly those involving our most strategic asset of all, our people. As an organization, we strive to embody the following core values:

•	respect;

•	imagination;

•	determination; and

•	innovation.

To further refine our culture and to reinforce these values, we have utilized our own solution to create a recognition program called ‘globostars’ that aligns award names and reasons with these values and that is utilized by our employees globally.

Employees

As of March 31, 2013, we had 205 full-time employees worldwide. None of our employees are represented by a labor union with respect to their employment with us. We have never experienced a strike or similar work stoppage, and we consider our relations with our employees to be good.

Facilities

Our principal offices are located in Dublin, Ireland and Southborough, Massachusetts. We lease approximately 16,982 square feet of space for our corporate headquarters in Dublin pursuant to a lease that expires in February 2020 and 14,040 square feet of space for our U.S. headquarters in Southborough pursuant to a lease that expires in February 2017. We believe our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations.

Legal proceedings

From time to time we are a party to legal proceedings arising in the ordinary course of our business. We do not expect that the final resolution of any of these matters will have a material adverse impact on our financial statements. Regardless of the outcome, litigation can have an adverse impact on us because of the expenditure of defense and settlement costs and the diversion of financial and managerial resources.

Management

Executive officers and directors

Our executive officers and directors and their respective ages and positions as of May 1, 2013:

Name	Age	Position

Eric Mosley	42	Chief Executive Officer and Director

Stephen Cromwell	48	Chief Financial Officer

Grant Beckett	46	Vice President, Product

Jonathan Hyland	41	Chief Technology Officer

Derek Irvine	46	Vice President, Client Strategy and Consulting

Benedetto Miele, Jr.	50	Vice President, Sales and Services, North America

Charlie Ungashick	42	Chief Marketing Officer

Lauren Zajac	40	Vice President, General Counsel

Robert Howe	68	Chairman of the Board

David Beirne	49	Director

Patricia Burke	51	Director

Barry Maloney	53	Director

Christopher Menard	39	Director

Ryan Moore	39	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Eric Mosley has served as our chief executive officer and a member of our board of directors since 1999. Prior to joining Globoforce, Mr. Mosley held varied management and technology roles in CSK Software, Bull Cara Group and Logica Aldiscon. He holds a B.Sc. (Eng.) in Electronics, Computers and Telecommunications Engineering from Trinity College.

Stephen Cromwell has served as our chief financial officer since 2005. Prior to joining Globoforce, Mr. Cromwell served as Vice President of Finance for Avaki Corporation, overseeing the negotiation and sale of the company to Sybase. Prior to Avaki, he was Senior Director, Corporate Controller of Allaire Corporation, now a part of Adobe, a leader in web application development tools, application servers and content management software. He graduated summa cum laude with a Bachelor of Science in Accounting from State University of New York (SUNY), Binghamton.

Grant Beckett has served as our vice president, product since 2009. Prior to joining Globoforce, Mr. Beckett served as vice president of product management for human resources outsourcing at Fidelity Investments from 2007 to 2009. Prior to Fidelity, he served as vice president of product strategy and alliances at Kenexa. Mr. Beckett holds a Bachelor of Arts degree in Economics from the University of Virginia.

Jonathan Hyland has served as our chief technology officer since 2001. Prior to Globoforce, Mr. Hyland held IT management and consulting roles for technology companies such as Versatel Telecom (Netherlands) and

Esat Telecom (BT). Mr. Hyland holds a M. Sc. (Eng.) with distinction in Electronic Engineering and a First Class B.Sc. (Eng.) in Computing and Telecommunications from Trinity College Dublin.

Derek Irvine has served as our vice president, client strategy and consulting since 2010. Prior to that, Mr. Irvine acted as our vice president, marketing and consulting from 2004 until 2010 and our head of sales and marketing from 2000 until 2004. Before Mr. Irvine joined Globoforce in 2000, he was a management consultant at PA Consulting Group. Mr. Irvine holds a master’s degree in international business studies and a bachelor’s degree in commerce from University College Dublin.

Benedetto Miele, Jr. has served as our vice president, sales and services, North America since 2006. Prior to joining Globoforce, Mr. Miele served as vice president, sales and business development at Webhire, a Boston-based company that delivered web-based solutions to human resources departments around the globe. Prior to that, Mr. Miele held senior roles at Brainshark, Inc., Envoy Worldwide, Sitara Networks, Inc. and Desktop Data. Mr. Miele earned a B.A. in economics and philosophy from Brandeis University.

Charlie Ungashick has served as our chief marketing officer since August 2011. Prior to joining Globoforce, Mr. Ungashick was the Vice President of Marketing at Backupify from 2010 through July 2011. Prior to his time at Backupify, Mr. Ungashick was the Vice President of Marketing at xkoto (acquired by Teradata) from 2008 through 2010. Before joining xkoto, Mr. Ungashick held leadership roles in several high-growth companies, including SilverStream Software, Novell, and FileNet. He holds a Bachelor of Arts degree from Fordham University in political science and French and also studied economics at the Universite Paris Sorbonne (Paris IV).

Lauren Zajac has served as our vice president, general counsel since January 2012. Prior to joining Globoforce, Ms. Zajac was in private practice from 2007 through 2011, serving as outside corporate counsel to a number of technology companies. Prior to that, Ms. Zajac was vice president of corporate affairs and general counsel at Metatomix, Inc., and was vice president, general counsel at Riverdeep, an Irish-based, public educational software company. Ms. Zajac also served as senior counsel for Allaire Corporation, Macromedia, Inc., and counsel for Object Design, Inc. She holds a B.A. from Boston College and a J.D. from Hofstra University School of Law.

Robert Howe has served as chairman of our board of directors since June 2012. Mr. Howe has been the Managing Partner of Highnote Ventures, a firm that does consulting for and investing in high technology start-ups since 2011. Mr. Howe has also served as the Chairman of Montgomery Goodwin Investments, LLC, a private investment consulting firm since 2002. Mr. Howe currently serves on the board of directors for Symphony Teleca Corporation and Diversey Inc. Mr. Howe was the Chief Executive Officer and/or Chairman of Scient Incorporated, an e-business consulting and services company before and during its Chapter 11 bankruptcy filing in July 2002. Prior to that, Mr. Howe was the general manager of IBM’s global banking, financial services and securities business. Mr. Howe holds a B.B.A. from Southern Methodist University and an M.B.A. from Harvard Business School. We believe Mr. Howe’s experience working with and serving on the boards of directors of technology companies qualifies him to serve on our board of directors.

David Beirne has served as a member of our board of directors since March 2012. Mr. Beirne is the Chairman of Fantex Holdings. Mr. Beirne was a Partner at Benchmark Capital from 1997 through 2012. Mr. Beirne co-founded and managed Ramsey/Beirne Associates, a leader in senior management, high-impact search for information technology companies from 1987 through 1997. Mr. Beirne holds a B.S. in business from Bryant University. We believe Mr. Beirne’s experience working in the venture capital industry and working with technology companies qualifies him to serve as a member of our board of directors.

Patricia Burke has served as a member of our board of directors since November 2000. Ms. Burke was a co-founder of Riverdeep Interactive Learning Limited, an Irish-based public education software company. Ms. Burke holds a B.Sc. with honors in Physics and a M. Applied Sc. in Nuclear Medicine, both from University College Dublin. We believe Ms. Burke’s longstanding relationship with the Company, along with her experience co-founding a successful, public technology company qualifies her to serve on our board of directors.

Barry Maloney has served as a member of our board of directors since December 2001. Mr. Maloney is a General Partner and a founder of Balderton Capital, one of our shareholders. Prior to founding Balderton in 2000, Mr. Maloney spent five years as CEO of Esat Digifone, Ireland’s second largest GSM mobile operator. Before his time at Esat Digifone, Mr. Maloney held various positions with Xerox Corporation and Digital Equipment. Mr. Maloney was a director of Setanta International before and during its June 2009 bankruptcy proceedings. Mr. Maloney holds a degree in Economics from University College Dublin. We believe Mr. Maloney’s experience working in the venture capital industry, working with technology companies and his general management experience in technology companies qualifies him to serve as a member of our board of directors.

Christopher Menard has served as a member of our board of directors since June 2011. Mr. Menard has served as the Chief Financial Officer of Brightcove, Inc. since 2010. Prior to joining Brightcove, Mr. Menard was at Phase Forward Incorporated, a provider of enterprise software and services for clinical trials and drug safety, where he served as Chief Financial Officer from April 2009 to October 2010 and as Vice President of Finance from October 2006 to April 2009. Mr. Menard received an M.B.A. from Boston College, a B.S. in Finance from Babson College and a Graduate Certificate in Accounting from Bentley College. We believe Mr. Menard’s experience with financial accounting matters for complex organizations and oversight of the financial reporting process of public companies qualifies him to serve as a member of our board of directors.

Ryan Moore has served as a member of our board of directors since May 2012. Mr. Moore is a Partner in the technology group at Atlas Venture, one of our shareholders. He joined Atlas in 2011 and focuses on emerging web service companies. Prior to joining Atlas, Mr. Moore was a General Partner at GrandBanks Capital and held roles at SOFTBANK Venture Capital, SOFTBANK Capital Partners and Robertson Stephens. Mr. Moore holds an A.B. in Economics from Princeton University. We believe Mr. Moore’s experience working in the venture capital industry and working with technology companies qualifies him to serve as a member of our board of directors.

Composition of our board of directors

Our board of directors currently consists of seven members, all of whom were elected pursuant to the board composition provisions of our subscription and shareholders’ agreement, which is described under “Certain relationships and related party transactions—Subscription and Shareholders’ Agreement” in this prospectus. Pursuant to their respective rights under our subscription and shareholders’ agreement, Balderton Capital has designated Barry Maloney for election to our board of directors and Atlas Venture has designated Ryan Moore for election to our board of directors. These board composition provisions will terminate upon the closing of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

The directors are appointed at the general meeting of shareholders. A director may, subject to compliance with certain Irish statutory procedures, be removed with or without cause, by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our board of directors may also, in certain circumstances, appoint additional directors.

Director independence.    Our board of directors has determined that all members of the board of directors, except Mr. Mosley, are independent, as determined in accordance with the rules of the                         and

the Securities and Exchange Commission, or SEC. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the                         and the rules and regulations of the SEC. There are no family relationships among any of our directors or executive officers.

Staggered board.    Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes, in a manner similar to a “staggered” board under Delaware law. At each annual general meeting of the shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual general meeting of shareholders to be held during the years 2014 for Class I directors, 2015 for Class II directors and 2016 for Class III directors.

•	Our Class I directors will be ;

•	Our Class II directors will be ; and

•	Our Class III directors will be .

Our amended and restated articles of association, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent shareholder efforts to effect a change of our management or a change in control.

Board leadership structure and board’s role in risk oversight

The positions of chairman of the board and chief executive officer are currently separated at Globoforce. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. While our amended and restated articles of association, which will be effective upon the completion of this offering, and corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our chief financial officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our chief financial officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the                         and Securities and Exchange Commission rules and regulations.

Audit committee

                                 currently serve on the audit committee, which is chaired by                             . Our board of directors has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the Securities and Exchange Commission and the applicable                             rules. Our board of directors has designated                             as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation committee

                            currently serve on the compensation committee, which is chaired by                        . Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in the applicable                         rules. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to the board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers.

Nominating and corporate governance committee

                        currently serve on the nominating and corporate governance committee, which is chaired by                         . Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as that term is defined in the applicable                         rules. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines; and

•	overseeing the evaluation of the board of directors and management.

Our board of directors may establish other committees from time to time.

Compensation committee interlocks and insider participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.globoforce.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

Executive compensation

Executive compensation overview

Historically, our executive compensation program has reflected our growth and development-oriented corporate culture. To date, the compensation of Eric Mosley, our chief executive officer, and the other executive officers identified in the Summary compensation table below, who we refer to as the Named Executive Officers, has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of ordinary shares and share options. Our executive officers and all salaried employees are also eligible to receive health and welfare benefits.

As we transition from a private company to a publicly-traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant. As part of this review process, we expect the board of directors and the compensation committee to apply our values and philosophy, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Compensation tables

Summary compensation table—2012

The following table presents information regarding the total compensation awarded to, earned by, and paid to each individual who served as our chief executive officer at any time during the last completed fiscal year and the two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers at the end of the last completed fiscal year for services rendered to us in all capacities for the year ended December 31, 2012. These individuals are our Named Executive Officers for 2012.

Name and principal position	Year	Salary ($)	Bonus(1) ($)	Option awards(2) ($)		Non-equity incentive plan compensation(3) ($)	All other compensation ($)		Total ($)

Eric Mosley,	2012	250,000	4,600	—		40,400	140,112	(4)	435,112
Chief Executive Officer

Benedetto Miele, Jr.,	2012	196,520	—	—		257,160	2,102	(5)	455,782
Vice President, Sales and
Services North America

Lauren Zajac,	2012	188,660	2,185	134,292	(7)	19,190	2,262	(8)	346,589
Vice President, General Counsel(6)

(1)	The amounts reported reflect additional bonus amounts approved by the board of directors for year ended December 31, 2012 in excess of the amounts earned under the Company’s executive management bonus plan.
(2)	The amounts reported reflect the grant date fair value of the share options granted to the Named Executive Officers during the year ended December 31, 2012 as computed in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, Compensation-Stock Compensation. The valuation assumptions used in calculating the grant date fair value of the share options are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(3)	The amounts reported reflect payments made to Mr. Mosley and Ms. Zajac under the Company’s performance-based executive management bonus plan approved by the board of directors and payments made to Mr. Miele under the Company’s sales compensation plan.

(4)	The amount reported reflects amounts paid to Mr. Mosley for housing ($54,780), a family trip to return to Ireland and tax preparation assistance and a related employment tax gross-up ($55,866) for those amounts pursuant to the terms of his compensation package approved by the board of directors. In addition, life insurance premiums of $210 paid by the Company are included.

(5)	The amount reported reflects amounts earned by Mr. Miele under the Company’s employee recognition program and related employment tax gross-up ($606). In addition, life insurance premiums of $146 paid by the Company are included.

(6)	Ms. Zajac’s employment with the Company began in January 2012. Her annual base salary pursuant to her offer letter is $190,000.

(7)	The amount reported reflects an option to purchase 10,243 ordinary shares. This share option vests over a four-year period at a rate of 25% of the ordinary shares underlying the option on each of the first four anniversaries of the vesting commencement date of January 3, 2012.

(8)	The amount reported reflects amounts earned by Ms. Zajac under the Company’s employee recognition program and related employment tax gross-up ($652). In addition, life insurance premiums of $160 paid by the Company are included.

Outstanding equity awards at fiscal year-end table – 2012

The following table summarizes, for each of the Named Executive Officers, the number of ordinary shares underlying outstanding share options held as of December 31, 2012. Mr. Mosley did not hold any share options as of December 31, 2012.

Name	Number of securities underlying unexercised options (#) exercisable(1)	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)(2)	Option expiration date

Benedetto Miele, Jr.	49,800	—	$1.45	12/21/2013
Lauren Zajac	0	10,243	$31.52	06/20/2019

(1)	These share options vest over a four-year period at the rate of 25% of the ordinary shares underlying the options on each anniversary of the vesting commencement date. The vesting commencement date for Mr. Miele’s award is October 30, 2006 and the vesting commencement date for Ms. Zajac’s award is January 3, 2012.

(2)	The Option Exercise Price represents conversion of the Euro exercise price to U.S. dollars using the December 31, 2012 exchange rate of 1.3217.

Director compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during 2012. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2012. Mr. Mosley, who is also our chief executive officer, receives no compensation for his service as a director, and, consequently, is not included in this table. The compensation received by Mr. Mosley as our employee during 2012 is presented in “Summary compensation table—2012.”

In 2012, we did not maintain any standard fee arrangements for the non-employee members of our board of directors for their service as a director. We intend to put in place a formal director compensation policy for all of our non-employee directors prior to the completion of this offering.

Director compensation table—2012

Director name	Fees earned or paid in cash ($)	Option awards (1)($)	All other compensation (2)($)	Total ($)

David Beirne(2)(3)	—	220,886	—	220,886
Axel Bichara(4)	—	—	—	—
Patricia Burke(3)	—	—	—	—
Robert Howe(2)	—	334,688	—	334,688
Barry Maloney	—	—	—	—
Christopher Menard(3)	—	—	—	—
Ryan Moore(2)	—	—	—	—
Eric Mosley	—	—	—	—

(1)	These share options vest over a four-year period at the rate of 25% of the ordinary shares underlying the options on each anniversary of the vesting commencement date, which is typically the date the person joins the board of directors.

The amounts reported in the Option Awards column represent the grant date fair value of the share options granted to the non-employee members of our board of directors during 2012 as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the share options reported in the Option Awards column are set forth in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported in this column reflect the accounting cost for these share options and do not correspond to the actual economic value that may be received by the non-employee members of our board of directors from the share options.

(2)	Messrs. Beirne, Howe and Moore joined the board of directors in 2012.

(3)	As of December 31, 2012, Mr. Beirne, Ms. Burke, Mr. Howe and Mr. Menard held share options covering 16,902, 24,400, 25,610 and 10,039 ordinary shares, respectively. None of the other non-employee members of our board of directors held share options or any other unvested share-based awards as of that date.

(4)	Mr. Bichara is a former director who resigned in April 2012.

Compensation risk assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Employee share plans

Share options

The three equity incentive plans described in this section are the Globoforce Limited Employee Share Option Scheme, or the 2009 Plan, the Globoforce Limited 2012 Stock Option and Incentive Plan, or the 2012 Plan, and the Globoforce Limited         Employee Share Purchase Plan, or the ESPP. Prior to this offering, we granted awards to eligible participants under the 2009 Plan and the 2012 Plan. Following the closing of this offering, we expect to grant awards to eligible participants only under the 2012 Plan. In addition, our Senior Executive Cash Incentive Bonus Plan, which will be used following completion of this offering, is described below.

2009 Plan

Our 2009 Plan was adopted by our board of directors in 2009 as a substitution of the 2001 Employee Share Option Scheme, as amended, and was approved by our shareholders in August 2009. We initially reserved 525,500 ordinary shares for issuance under our 2009 Plan. An increase in the ordinary shares reserved for issuance to 654,768 was approved by our board of directors in October 2011 and by our shareholders in December 2011. The 2009 Plan, in contrast to the 2012 Plan described below, provided only for the granting of standard options to acquire ordinary shares to directors, employees and certain other service providers of any “participating company,” as defined in the 2009 Plan.

The shares issuable pursuant to options granted under the 2009 Plan were authorized but unissued shares. The ordinary shares underlying any awards that are surrendered or become unexercisable without having been exercised are available for issuance under the 2012 Plan.

The 2009 Plan was administered by our board of directors, which had full power to select the employees, directors and service providers of the participating companies to whom options would be granted and to determine the specific terms and conditions of each grant, subject to the provisions of the 2009 Plan.

The option exercise price of each option granted under the 2009 Plan was determined by our board of directors and was not to be less than the then nominal value of an ordinary share. The contractual term of each option is seven years from the date of grant. The board of directors determined at what time or times each option may be exercised when granting the option.

The 2009 Plan provided that, if a person acquired substantially all of our business or obtained control of Globoforce as a result of a general offer to all of the holders of ordinary shares, the board of directors may resolve that the holders of options under the 2009 Plan would have six months to exercise their options. If a holder failed to exercise his options during such period, his options would terminate unless otherwise determined by the board of directors. Alternatively, upon certain changes of control of the Company, the board could require that options be substituted with new awards of the successor entity, on substantially identical terms.

Our board of directors could amend the 2009 Plan but no such action could adversely affect rights of an option holder without the holder’s consent. Approval of our shareholders of amendments to the 2009 Plan would be obtained if required by law.

As of March 31, 2013, options to purchase 216,018 ordinary shares were outstanding under the 2009 Plan. Ordinary shares originally reserved for issuance under our 2009 Plan but which were not issued or subject to outstanding grants on the effective date of our 2012 Plan, and shares subject to outstanding options or forfeiture restrictions under our 2009 Plan on the effective date of our 2012 Plan that are subsequently forfeited or terminated for any reason before being exercised, will become available for awards under our 2012 Plan.

2012 Plan

In March 2012, our board of directors adopted our 2012 Plan to replace the 2009 Plan. Our 2012 Plan provides us flexibility to use various equity-based incentive and other awards as compensation tools to motivate our workforce. These tools include options, restricted share units and cash awards.

We have initially reserved 108,450 ordinary shares for the issuance of awards under the 2012 Plan, which represents the number of ordinary shares which were not previously exercised or currently outstanding under the 2009 Plan. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. In addition, shares not needed to fulfill any obligations under the 2009 Plan are also available for issuance under the 2012 Plan.

The shares issuable pursuant to options granted under the 2012 Plan will be authorized but unissued shares or shares that we reacquire. The ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of ordinary shares, expire or are otherwise terminated (other than by exercise) under the 2012 Plan and 2009 Plan are added back to the ordinary shares available for issuance under the 2012 Plan. As of March 31, 2013, options to purchase 308,163 ordinary shares were outstanding (including 216,018 granted prior to the adoption of our 2012 Plan and 92,145 granted under the 2012 Plan). As of March 31, 2013, 22,305 shares were available for future grant under our 2012 Plan.

Under the 2012 Plan, share options with respect to no more than 500,000 ordinary shares may be granted to any one individual in any one calendar year and no more than 1,000,000 ordinary shares may be issued in the form of incentive stock options.

The 2012 Plan is administered by the compensation committee of the board of directors. The compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Both employees and non-employee directors are eligible to receive awards under the 2012 Plan.

The 2012 Plan permits the granting of both options to purchase ordinary shares intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The exercise price of each share option will be determined by our compensation committee but may not be less than 100% of the fair market value of our ordinary shares on the date of grant or, in the case of an incentive stock option granted to a 10% owner, less than 110% of the fair market value of our ordinary shares on the date of grant. The term of each share option will be fixed by the compensation committee and may not exceed seven years from the date of grant (or five years in the case of a 10% owner). The compensation committee will determine at what time or times each option may be exercised.

The compensation committee may award restricted share units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. The compensation committee may also grant cash-based awards to participants subject to such conditions and restrictions as it may determine.

The compensation committee may grant performance-based awards to participants in the form of restricted share units or cash-based awards upon the achievement of certain performance goals and such other conditions as the compensation committee shall determine. The compensation committee may grant such performance-based awards under the 2012 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: revenue, expense levels, cash flow, business development and financing milestones and developments, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our ordinary shares, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, shareholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per ordinary share, sales or market shares and number of clients, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance-based compensation” under Section 162(m) of the Code that may be made to any one employee during any one calendar year period is 500,000 ordinary shares with respect to a share-based award and $3,000,000 with respect to a cash-based award.

The 2012 Plan provides that, upon a general offer to all of the holders of ordinary shares or in the event that a person becomes entitled or bound to acquire our shares, the compensation committee may accelerate the exercisability of all options, subject to the provisions of the 2012 Plan. If the compensation committee does not accelerate the options as provided above and, subject to the consummation of a “sale event,” as defined in the 2012 Plan, all outstanding awards made under the 2012 Plan shall terminate unless the parties to such sale event agree that the successor entity will assume or continue the awards or to substitute such awards with new awards of the successor entity or parent thereof. In addition, in the event of such termination, we may make or provide for a cash payment to participants holding options, in exchange for cancellation thereof, equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options. We also have the option, in the event of such termination, to make or procure a cash payment to grantees holding other awards, in exchange for cancellation thereof, in an amount equal to the per share cash consideration payable to shareholders (less per share exercise price) in the sale event multiplied by the number of ordinary shares underlying each such award.

Our board of directors may amend or discontinue the 2012 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2012 Plan may require the approval of our shareholders.

No awards may be granted under the 2012 Plan after the date that is seven years from the date of shareholder approval of the 2012 Plan.

Employee Share Purchase Plan

In                     , our board of directors adopted and our shareholders approved the ESPP. The ESPP authorizes the issuance of up to a total of                     ordinary shares to participating employees.

All employees who we have employed for at least 30 days and whose customary employment is for more than 20 hours a week are eligible to participate in the ESPP . Any employee who owns 5% or more of the voting power or value of our ordinary shares is not eligible to purchase shares under the ESPP.

We will make one or more offerings each year to our employees to purchase shares under the ESPP. The first offering will begin on                 , 2013 and will end on                 , 2013. Subsequent offerings will usually begin on each                 and                 and will continue for six-month periods, referred to as offering periods. Each eligible employee may elect to participate in any offering by submitting an enrollment form at least 15 days before the relevant offering date.

Each employee who is a participant in the ESPP may purchase shares by authorizing payroll deductions of up to 15% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase ordinary shares on the last business day of the offering period at a price equal to 85% of the fair market value of the ordinary shares on the first business day or the last business day of the offering period, whichever is lower, provided that no more than ordinary shares may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our board of directors at any time. An amendment that increases the number of ordinary shares that are authorized under the ESPP and certain other amendments require the approval of our shareholders.

Senior Executive Cash Incentive Bonus Plan

In                     , our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

Our compensation committee may select Corporate Performance Goals from among the following: revenues; expense levels; cash flow (including, but not limited to, operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization);

changes in the market price of our ordinary shares; economic value-added; sales; acquisitions or strategic transactions; operating income (loss); return on capital, assets, equity, or investment; shareholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our ordinary shares; sales or market shares and number of clients; bookings; and Adjusted EBIDTA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer must be employed by us on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

401(k) plan

We maintain a tax-qualified retirement plan that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. All participants’ interests in their contributions are 100% vested when contributed. To date, we have made Safe Harbor matching contributions for non-highly compensated employees under the Section 401(k) plan, which have not been material to any individual year. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The retirement plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

In addition, we maintain defined contribution plans for employees in Ireland and the United Kingdon for which we have historically made matching contributions which have not been material to any individual year.

Certain relationships and related party transactions

Other than compensation arrangements, we describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our ordinary shares, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Subscription and Shareholders’ Agreement

Shareholders, including entities affiliated with Atlas Venture and Balderton Capital, each of which is a holder of more than 5% of our outstanding ordinary shares, Eric Mosley, our chief executive officer, a holder of more than 5% of our outstanding ordinary shares and a member of our board of directors, Patricia Burke, another member of our board of directors and a holder of more than 5% of our outstanding ordinary shares and Edward Wallace, Patricia Burke’s husband, are parties to a Subscription and Shareholders’ Agreement, dated as of August 18, 2004, which governs, among other things, the election of directors and certain rights of first refusal and first offer, which will terminate upon the closing of this offering. Additionally, these shareholders are entitled to rights with respect to registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of share capital—Registration rights.”

Board compensation

We intend to pay non-employee directors for board meeting attendance, and certain of our non-employee directors have received options to purchase our ordinary shares. For more information regarding these arrangements, see “Executive compensation—Director compensation.”

Employment agreements

We have entered into offer letters or employment related agreements with each of                 . For more information regarding these arrangements, see “Executive compensation—Employment agreements and change of control arrangements.”

Indemnification agreements

We intend to enter into agreements to indemnify our directors and executive officers to the maximum extent allowed under Irish law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person’s status as a member of our board of directors.

Our wholly-owned subsidiary, Globoforce, Inc. will enter into agreements to indemnify each of our directors and executive officers to the maximum extent allowed under Massachusetts law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the company or that person’s status as a member of our Board of Directors.

Arrangement with Eric Mosley

On May 20, 2011 and July 22, 2011, Eric Mosley, our chief executive officer and one of our directors, received an aggregate of $2,000,000 from us pursuant to two agreements. These agreements require Mr. Mosley to repay us $2,500,000 in cash, ordinary shares he currently holds or a combination of cash and ordinary shares. Mr. Mosley will repay us and the agreements will be terminated prior to the initial public filing of this registration statement.

Share options

We have granted options to purchase ordinary shares to certain of our directors and executive officers. See “Executive compensation—Director compensation.”

Policies for approval of related party transactions

Our board of directors reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our board of directors prior to their consideration of such transaction, and the transaction is not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when shareholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the shareholders, who must approve the transaction in good faith.

In connection with this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our board of directors.

Principal and selling shareholders

The following table sets forth certain information known to us regarding beneficial ownership of our ordinary shares as of May 1, 2013, as adjusted to reflect the sale of ordinary shares offered by us and the selling shareholders in this offering, for:

•	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

•	our named executive officers;

•	each of our other directors;

•	all executive officers and directors as a group; and

•	the selling shareholders.

To the extent that the underwriters sell more than                     ordinary shares in this offering, the underwriters have the option to purchase up to an additional                     shares at the initial public offering price less the underwriting discount. To our knowledge, each selling shareholder purchased the ordinary shares in the ordinary course of business and, at the time of acquiring the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Except as set forth in the footnotes below, no selling shareholder has had a material relationship with us in the past three years or is a broker-dealer or an affiliate of a broker-dealer.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them.

The table lists applicable percentage ownership based on 4,738,900 ordinary shares outstanding as of May 1, 2013 and also lists applicable percentage ownership based on                     ordinary shares assumed to be outstanding after the closing of the offering. Options to purchase ordinary shares that are exercisable within 60 days of May 1, 2013 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

	Shares beneficially owned prior to offering		Shares offered	Shares beneficially owned after the offering
Name and address of beneficial owner(1)	Number	Percent		Number	Percent

5% shareholders
Entities affiliated with Atlas Venture(2)	1,501,200	31.7%
Entities affiliated with Balderton Capital I, L.P.(3)	1,986,200	41.9%

Named executive officers and directors
Eric Mosley(4)	548,300	11.6%
Benedetto Miele(5)	49,800	1.0%
Lauren Zajac(6)	2,561	*

Other directors
David Beirne	4,226	*
Patricia Burke(7)	256,100	5.4%
Robert Howe	—	—
Barry Maloney	—	—
Christopher Menard(8)	5,020	*
Ryan Moore	—	—
All directors and executive officers as a group (14 persons)(9)	1,048,254	21.3%

Other selling shareholders

*	Represents beneficial ownership of less than one percent.

(1)	Unless otherwise indicated, the address for each beneficial owner is c/o Globoforce Limited, 21 Beckett Way, Parkway Business Park, Dublin 12, Ireland.

(2)	Consists of (a) 1,431,223 shares held by Atlas Venture Fund VI, L.P., or Atlas VI, (b) 26,235 shares held by Atlas Venture Fund VI GmbH & Co. KG, or Atlas GmbH and (c) 43,742 shares held by Atlas Venture Entrepreneurs Fund VI, L.P., or Atlas EVC. Atlas Venture Associates VI, L.P., or AVA VI L.P., is the sole general partner of the Atlas VI and Atlas EVC and the managing limited partner of Atlas GmbH. Atlas Venture Associates VI, Inc., or AVA VI Inc., is the sole general partner of AVA VI L.P. Jean-Francois Formela, M.D., Jeffrey Fagnan and Kristen Laguerre are each directors of AVA VI Inc. As a result, they may be deemed to have beneficial ownership with respect to all shares held by AVA VI Inc. The principal address for each of the Atlas Funds is 25 First Street, Suite 303, Cambridge, MA 02141.

(3)	Consists of 1,986,200 shares held by Balderton Capital I, L.P. or Balderton I, as nominee for Balderton Capital I, L.P., Balderton Capital Founders’ Fund I, L.P., Balderton Capital Founders’ Fund I-A, L.P., Balderton Capital SLP Fund I, L.P. and related individuals managed by Balderton Capital Management (U.K.) LLP. Balderton Capital Partners , L.P. or BCP is the sole general partner of Balderton I. Balderton Capital General Partner, L.L.C., or BCGP, is the sole general partner of BCP. Balderton Capital Investments Limited is the sole equity holder of BCGP. Barry Maloney, Jerome Misso, Michael Davy and Kevin Brennan are each directors of Balderton Capital Investments Limited. As a result, they may be deemed to have beneficial ownership with respect to all shares held by Balderton Capital Investments Limited. The principal address for each of the Balderton Funds 20 Balderton Street, London, W1K 6TL, United Kingdom.

(4)	Includes 249,626 shares pledged to the Company as security for Mr. Mosley’s obligations pursuant to certain agreements with the Company. See note 7 to our consolidated financial statements for further details regarding this arrangement.

(5)	Consists of options to purchase 49,800 shares that are currently exercisable or will be exercisable within 60 days after May 1, 2013.

(6)	Consists of options to purchase 2,561 shares that are currently exercisable or will be exercisable within 60 days after May 1, 2013.

(7)	Consists of (i) 115,900 shares held by Ms. Burke (ii) 115,800 shares held by Edward Wallace, Ms. Burke’s spouse and (iii) options to purchase 24,400 shares that are currently exercisable or will be exercisable within 60 days after May 1, 2013.

(8)	Consists of options to purchase 5,020 shares that are currently exercisable or will be exercisable within 60 days after May 1, 2013.

(9)	Consists of (i) 873,300 shares beneficially owned by our current directors and executive officers and (ii) options to purchase 174,954 shares that are currently exercisable or will be exercisable within 60 days after May 1, 2013.

Description of share capital

The legal and commercial name of our company is Globoforce Limited. We were incorporated in Ireland on April 11, 1997 as Habile Limited, and we changed our name to International Shopping Events & Enterprises Limited on July 12, 1997, to Globogift.com Limited on October 20, 1999 and finally to Globoforce Limited on October 23, 2002. Before completion of this offering, we will change our corporate structure from a private limited company to a public limited company. A public limited company known as Globoforce plc will become the holding company of the Globoforce group by way of a share-for-share exchange in which the shareholders of Globoforce Limited will exchange their shares in Globoforce Limited for identical shares in Globoforce plc. Upon the exchange, the historical consolidated financial statements of Globoforce Limited included in this prospectus will become the historical consolidated financial statements of Globoforce plc. Our legal and commercial name will be Globoforce plc. Our registered and principal office is located at 21 Beckett Way, Park West Business Park, Dublin 12, Ireland. Our U.S. headquarters office is located at Reservoir Corporate Center, 144 Turnpike Road, Suite 310, Southborough, MA 01772, and our telephone number is (508) 229-1500.

The principal laws and legislation under which we operate and the ordinary shares have been created are the Irish Companies Acts 1963-2012, or the Irish Companies Acts, and regulations made thereunder.

Following the closing of this offering, we will be an Irish public company with limited liability and our affairs will be governed by our memorandum of association and amended and restated articles of association, or our Articles, and Irish law.

The following description of our share capital is a summary. This summary is subject to the Irish Companies Acts and to the complete text of our Articles (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering).

Capital structure

Authorized share capital

At the closing of this offering, our authorized share capital will be $            , divided into              ordinary shares with a nominal value of $0.01 per share. All of the outstanding preferred shares will automatically convert into ordinary shares at a conversion rate of 1:1 immediately prior to the closing of this offering.

Except as otherwise specified below, references to voting by our shareholders contained in this Description of share capital are references to voting by holders of shares entitled to attend and vote generally at general meetings of our shareholders. Immediately after the closing of this offering, our only issued and outstanding shares will be the ordinary shares.

We have the authority, pursuant to our Articles, to increase our authorized but unissued share capital by ordinary resolution by creating additional shares of any class or series. An ordinary resolution of our company requires more than 50% of the votes cast at a shareholders’ meeting by shareholders entitled to vote at that meeting.

As a matter of Irish law, the board of directors of a company may issue authorized but unissued new shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. Because of this requirement of Irish law, our Articles authorize our board of directors to issue new shares up to the amount of our authorized but unissued share capital without shareholder approval for a period of five years from the date our Articles are adopted in substantially the form attached as Exhibit 3.2. We expect that we will seek to renew such general authority at an annual general meeting before the end of that five-year period.

Our Articles authorize our board of directors, without shareholder approval, to determine the terms of the undesignated shares issued by us. Our board of directors is authorized, without obtaining any shareholder vote or consent, to provide from time to time for the issuance of ordinary shares or other classes or series of shares and to establish the characteristics of each such other class or series, including the number of shares and their preferred or deferred or other special rights and privileges or limitations, conditions and restrictions, whether in regard to dividend, voting, return of capital, conversion, redemption or otherwise.

Outstanding shares

As of             , there were              ordinary shares outstanding and held of record by approximately shareholders, assuming the conversion of all outstanding preferred shares.

Issued share capital

Immediately prior to this offering, our issued share capital will be €             divided into              ordinary shares with a nominal value of €         per share.

Our shares issued pursuant to this offering will be issued credited as fully-paid and will be non-assessable.

Memorandum of Association

Our principal object is to carry on internationally as sales specialists and consultants, business advisors, marketers, advertising and public relation consultants and contractors. The rest of our objects are set out in full in clause 2 of our memorandum of association.

Articles of Association

Issuing shares

Our Articles provide that without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as our shareholders may by ordinary resolution determine or, subject to and in default of such determination, as our board of directors shall determine.

Under the Irish Companies Act and our Articles, we may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. The Company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is no less than 10% of the nominal value of the total issued share capital of the Company. Any of our unissued shares (whether forming part of the original or any increased capital) may be issued by resolution of our board of directors.

Bonus shares

Under our Articles, our board of directors may authorize the capitalization of any amount at the relevant time standing to the credit of any of our reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account for issuance and distribution to shareholders as fully-paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Lien and forfeiture

Our Articles provide that we have a first and paramount lien on every share (not being a fully-paid share) for all monies payable to us (whether presently or not) in respect of that share. Subject to the terms of allotment, our board of directors may from time to time make calls on our shareholders in respect of any monies unpaid on their shares. If a payment is not made when due, our board of directors may give not less than 14 days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by us by reason of such non-payment. If that notice is not complied with, any share in respect of which it was sent may, at any time before the payment required by the notice has been made, be forfeited by a resolution of our board of directors. The forfeiture shall include all dividends or other monies payable in respect of the forfeited shares which have not been paid before the forfeiture.

Variation of share capital and variation of rights

Our shareholders from time to time, by ordinary resolution, may increase our authorized share capital by such sum to be divided into shares of such amount as the resolution shall prescribe. Our shareholders, by ordinary resolution may:

•	consolidate and divide all or any of our share capital into shares of larger amounts;

•	subdivide our shares, or any of them, into shares of smaller amounts; or

•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of our authorized share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution, and subject to confirmation by the Irish High Court, reduce our share capital, any capital redemption reserve fund or any share premium account.

The rights attached to any class may be varied or abrogated with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class and may be so varied or abrogated either while we remain a going concern or during or in contemplation of winding-up.

No limitations on voting rights of non-resident or foreign owners

There are no limitations on the rights of non-resident or foreign owners to hold or vote the ordinary shares imposed by Irish law or by our amended and restated Articles.

Pre-emption rights, share warrants and share options

Under Irish law certain statutory pre-emption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, we have opted out of these pre-emption rights in our Articles as permitted under the Irish Companies Acts. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of our shareholders cast at a general meeting, referred to under Irish law as a special resolution, our Articles provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to our shareholders at the time the shares are being offered on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration (such as in a share-for-share acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee share option or similar equity plan.

Our Articles provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which we are subject, our board of directors is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as our board of directors deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as our board of directors may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by our Articles or an ordinary resolution of shareholders. We will be subject to the rules of the                     , the rules and regulations of the Securities and Exchange Commission and the provisions of Irish company law that require shareholder approval of certain equity plan and share issuances. We may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit).

Dividends

Under Irish law, dividends and other distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves include the share premium account, any capital redemption reserve fund and the amount by which our accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed our accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not we have sufficient distributable reserves to fund a dividend must be made by reference to our relevant accounts. The relevant accounts will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a true and fair view of our unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Our Articles authorize our board of directors to declare dividends to the extent the board of directors determines that dividends are justified by profits without shareholder approval. Our board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Our board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors.

Pursuant to our Articles, our board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to the Company in relation to our shares.

Our board of directors may also authorize us to issue shares with preference rights to participate in dividends declared by us. The holders of preference shares may, depending on their terms, rank senior to our ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For a discussion of the Irish tax issues relating to dividend payments, see “Taxation – Taxation in Ireland – Dividend withholding tax.”

Share repurchases, redemptions and conversions

Repurchases and redemptions

Under Irish law, we may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. See “—Dividends” and “Risk factors – Risks related to this offering and ownership of our ordinary shares—Our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law and contract and is dependent on the availability of distributable reserves and, therefore, you may never receive dividends on our ordinary shares and we may never be able to repurchase or redeem our shares.” We may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of our total issued share capital. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of our Articles described above, shareholder approval will not be required to redeem our shares.

Our board of directors may also authorize us to purchase our own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by our subsidiaries as described below.

Our board of directors may also issue preference shares which may be redeemed at the option of either us or the shareholder, depending on the terms of such preference shares. Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by us at any time must not exceed 10% of the nominal value of the issued share capital of us. We may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by us or re-issued subject to certain conditions.

Purchases by us and our subsidiaries

Under Irish law, our subsidiaries may purchase our shares either on-market or off-market. For one of our subsidiaries to make on-market purchases of our ordinary shares, our shareholders must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by one of our subsidiaries of our ordinary shares is required. For an off-market purchase by one of our subsidiaries, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at our registered office.

In order for one of our subsidiaries to make an on-market purchase of our shares, such shares must be purchased on a recognized stock exchange. The                     , on which our shares may be listed following the closing, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by our subsidiaries at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of our issued share capital. While one of our subsidiaries holds our shares, it cannot exercise any voting rights in respect of those shares. The acquisition of our shares by one of our subsidiaries must be funded out of distributable reserves of the subsidiary.

Reduction of share capital

Our shareholders may, by ordinary resolution, reduce our authorized (but unissued) share capital. Our shareholders also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel our issued share capital.

No sinking fund

Our ordinary shares have no sinking fund provisions.

No liability for further calls or assessments

The shares to be issued in this offering will be duly and validly issued and fully-paid.

Transfer and registration of shares

The transfer agent for our shares will maintain the share register, registration in which will be determinative of membership in us. Any of our shareholders who hold shares beneficially will not be the holders of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for DTC) or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in our official share register, as the depository or other nominee will remain the record holder of any such shares. See “Taxation—Taxation in Ireland—Stamp duty.”

A written instrument of transfer is required under Irish law in order to register on our official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on our official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of our ordinary shares that is subject to Irish stamp duty will not be registered in the name of the purchaser unless an instrument of transfer is duly stamped and provided to the transfer agent. Our Articles allow us, in our absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a purchaser. In the event of any such payment, we are (on behalf of ourselves or our affiliates) entitled to (i) seek reimbursement from the purchaser or seller (at our discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the purchaser or seller (at our discretion), and (iii) claim a lien against our ordinary shares on which it has paid stamp duty and any all dividends paid on these ordinary shares. Our lien will extend to all dividends paid on such shares. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in our ordinary shares has been paid unless one or both of such parties is otherwise notified by us.

In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with the transfer and that we will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from us for this purpose) or request that we execute an instrument of transfer on behalf of the transferring party in a form determined by us. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the purchaser will be registered as the legal owner of the relevant shares on our official Irish share register.

Corporate governance

Directors

Upon the completion of this offering, our board of directors will consist of seven members, of which six will be independent directors pursuant to the listing requirements of                     .

Our Articles provide that our board of directors will consist of a number of directors to be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office. Any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors then in office.

At each annual general meeting of our shareholders, one-third of our board of directors, or if their number is not three or a multiple of three then the number nearest to one-third shall retire from office. Retiring directors may be reappointed. Those of our directors to retire will be those who wish to retire and not be reappointed to office and then those who have been longest in office. Any director who has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment shall retire at the annual general meeting. As between those who were appointed or re-appointed on the same day, those to retire will be (unless they otherwise agree) determined by lot. A retiring director shall be eligible for re-election. If we, at the meeting at which a director retires by rotation, do not fill the vacancy then, subject to certain conditions, the retiring director, if willing to act, shall be deemed to have been reappointed, unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the directors is put to the meeting and lost.

Our shareholders, by ordinary resolution, may remove any director before the expiration of his period of office notwithstanding anything in the Articles or in any agreement between our shareholders and such director. This does not prevent such a person from claiming compensation or damages in connection with the termination.

Conflicts of Interest

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Irish law and our Articles provide that: (1) a director may be a director of or otherwise interested in a company relating to us and will not be accountable to us for any remuneration or other benefits received as a result, unless we otherwise direct; (2) a director or a director’s firm may act for us in a professional capacity other than as auditor; and (3) a director may hold an office or place of profit in us and will not be disqualified from contracting with us. If a director has a personal interest in an actual or proposed contract with us, the director must declare the nature of his or her interest and we are required to maintain a register of such declared interests that must be available for inspection by the shareholders. Such a director may vote on any resolution of the board of directors in respect of such a contract, and such a contract will not be voidable solely as a result.

Indemnification of directors and officers; insurance

To the fullest extent permitted by Irish law, our Articles confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our Articles also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our Articles and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, through our wholly-owned subsidiary, Globoforce, Inc., we will enter into agreements to indemnify each of our directors and executive officers to the maximum extent allowed under Massachusetts law. These agreements will, among other things, indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as one of our directors or executive officers.

Differences in corporate law

We, and our relationships with our shareholders, are governed by Irish corporate law and not by the corporate law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are available to directors and shareholders of U.S. corporations. Set forth below is a summary of the differences between the provisions of the Irish Companies Acts applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Irish law and Delaware law. Before investing, you should consult your legal advisor regarding the impact of Irish corporate law on your specific circumstances and reasons for investing.

	IRELAND	DELAWARE

Number of Directors	Under the Irish Companies Acts, a public limited company must have at least two directors. A maximum number of directors, or a minimum number greater than two, may be fixed by the company’s articles of association. Neither the Irish Companies Acts nor our Articles require a majority of independent directors.	Under Delaware law, a corporation must have at least one director. The number of directors of a corporation is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors must be made by amendment of the certificate of incorporation. Delaware law does not contain specific provisions requiring a majority of independent directors.

	IRELAND	DELAWARE

Removal of Directors	Under the Irish Companies Acts, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of the company’s articles of association or any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders, that the director is entitled to be heard and certain other procedural requirements under the Irish Companies Acts are followed. Clear days do not include the date of service of the notice nor the date of the general meeting.

Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority stockholder vote, except:

(i) in the case of a corporation whose board is classified, stockholders may effect such removal only for cause; and

(ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director can be removed without cause if the votes cast against such director would be sufficient to elect such director if then cumulatively voted at an election of the entire board, or, if there are classes of directors, at an election of the class of directors of which such director is a part.

Vacancies on the Board of Directors	Under Irish law, the procedure by which directors may be appointed to a company’s board of directors is generally set out in the company’s articles of association.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, although less than a quorum, or by a sole remaining director.
Shareholder Action by Written Consent	Where a company is so authorized by its articles of association, a resolution in writing signed by all the members for the time being entitled to attend and vote on such resolution at a general meeting (or being bodies corporate by their duly appointed representatives) shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting of the company duly convened and held, and if described as a special resolution shall be deemed to be a special resolution within the meaning of the Irish Companies Acts. Where a company is not authorized by its articles of association in such a way, the Irish Companies Acts provide that a resolution must be approved at a meeting of the company’s shareholders.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a written consent to the action is signed by stockholders holding at least a majority of the voting power. If a different proportion of voting power is required for an action at a meeting, then that proportion of written consents is also required.

	IRELAND	DELAWARE

Annual General Meeting

Under the Irish Companies Acts, a public limited company must hold its first annual general meeting within 18 months of the date of incorporation. Thereafter, an annual general meeting must be held in each calendar year and the interval between annual general meetings may not exceed 15 months.

The annual general meeting of a company is required to be held in Ireland unless either all the shareholders entitled to attend and vote at such meeting consent in writing to its being held elsewhere or a resolution providing that it be held elsewhere has been passed at the preceding annual general meeting; and the articles of association allow the annual general meeting to be held outside of Ireland.

Unless directors are elected by written consent in lieu of an annual meeting, an annual meeting of stockholders must be held for the election of directors on a date and at a time designated by or in the manner provided in the by-laws.

Stockholders may, unless the certificate of incorporation otherwise provides, act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action. Any other proper business may be transacted at the annual meeting.

	The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of the auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.	If there is a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may order a meeting to be held upon the application of any stockholder or director.
General Meeting	Under the Irish Companies Acts, a general meeting of shareholders may be called by the directors or by shareholders holding at least one tenth of the paid-up capital of the company carrying voting rights at general meetings.	Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or bylaws.
If the board of directors becomes aware that the net assets of the company are half or less of the amount of the company’s called-up share capital, the directors of the company must convene an extraordinary general meeting of the company’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

	IRELAND	DELAWARE

Notice of General Meetings

Under the Irish Companies Acts, at least 21 clear days’ notice must be given for an annual general meeting or a general meeting convened to consider a special resolution and at least 14 clear days’ notice must be given for any other general meeting. In addition, certain matters (such as the removal of directors) require special notice, which is at least 28 clear days’ notice.

•General meetings may be called upon shorter notice if the auditors of the company and all the shareholders who are entitled to attend and vote agree to the shorter notice period; or

•If the general meeting is being convened to consider only a special resolution, less than 21 clear days’ notice can be given if it is so agreed by a majority in number of the shareholders having the right to attend and vote at any such meeting, being a majority together holding not less than ninety per cent. in nominal value of the shares giving that right.

Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws or under other portions of Delaware law, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and must specify the place, if any, date, hour, means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting.
Proxy	Under the Irish Companies Acts, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy, but no such proxy shall be voted or acted upon at any subsequent meeting, unless the proxy expressly provides for this.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
Issue of New Shares	Under the Irish Companies Acts, the board of directors may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, after which it must be renewed by the shareholders by ordinary resolution.	Under Delaware law, the directors may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for, or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation.

	IRELAND	DELAWARE

Reduction of Share Capital	Under the Irish Companies Acts, a company may, by ordinary resolution of its shareholders, reduce its authorized (but unissued) share capital. Under the Irish Companies Acts, a company may, by special resolution of its shareholders provided it is so authorized by its articles of association and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital.	Under Delaware law, a corporation, by resolution of its board of directors, may retire any shares of its capital stock that are issued but are not outstanding. Whenever any shares of the capital stock of a corporation are retired, they resume the status of authorized and unissued shares of the class or series to which they belong unless the certificate of incorporation otherwise provides. Under Delaware law, a corporation may, under certain circumstances, by resolution of its board of directors, reduce its capital. No reduction of capital may be made or effected unless the assets of the corporation remaining after such reduction are sufficient to pay any debts of the corporation for which payment has not been otherwise provided. A reduction of capital will not release any liability of any stockholder whose shares have not been fully-paid.
Pre-emptive Rights

Under the Irish Companies Acts, “equity securities” (being shares in a company, or rights to subscribe for, or to convert securities into shares of the company, other than shares that, as respects dividends and capital, carry a right to participate only up to a specified amount) proposed to be allotted for cash consideration must be offered first to the existing holders of equity securities in the company on the same or more favorable terms in proportion to the respective nominal value of their holdings, unless a special resolution (which is passed by a majority of at least 75% of those voting in person or by proxy at a general meeting) to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Irish Companies Acts.

The right of pre-emption does not apply to the allotment of securities for a non cash consideration and nor does it apply to the allotment of securities that would, apart from any renunciation or assignment of the right to their allotment, be held under or allotted or transferred pursuant to an employees’ share scheme.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation or any amendment thereto, or in the resolution or resolutions providing for the issue of such shares adopted by the board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation, a stockholder does not, by operation of law, possess pre-emptive rights to subscribe to additional issuances of the corporation’s capital stock.

	IRELAND	DELAWARE

Bonus Issue of Shares	Under the Irish Companies Acts and unless otherwise restricted by the articles of association, a company can capitalize the reserves of the company for the purpose of making a bonus issue of shares to shareholders.	Under Delaware law, by resolution of the board of directors, dividends may be paid in shares of the corporation’s capital stock.
Distributions and Dividends	Under the Irish Companies Acts, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means the accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, in the case of a public limited company, no distribution or dividend may be made unless the net assets of the company are equal to, or in excess of, the aggregate of the company’s called up share capital plus undistributable reserves and the distribution does not reduce the company’s net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, directors may declare and pay dividends upon the shares of its capital stock either (i) out of its surplus or (ii) if the corporation does not have surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

The excess, if any, at any given time, of the net assets of the corporation over the amount so determined to be capital is surplus. Net assets means the amount by which total assets exceed total liabilities.

Dividends may be paid in cash, in property, or in shares of the corporation’s capital stock.

The determination as to whether or not the company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of the company. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of the company’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office.

	IRELAND	DELAWARE

Repurchases and Redemptions of Shares

Under the Irish Companies Acts, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. The company may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is no less than 10% of the nominal value of the total issued share capital of the company. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption.

Under Delaware law, any stock of any class or series may be made subject to redemption by the corporation at its option or at the option of the holders of such stock or upon the happening of a specified event; provided however, that immediately following any such redemption the corporation must have outstanding one or more shares of one or more classes or series of shares, which share, or shares together, have full voting powers.

A company may also be given an additional general authority to purchase its own shares on market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by the company’s subsidiaries as described below. A company may also issue preferred shares which may be redeemed at the option of either the company or the shareholder, depending on the terms of such preferred shares.

The nominal value of treasury shares held by the company at any time must not exceed 10% of the nominal value of the issued share capital of the company. The company cannot exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by the company or re-issued subject to certain conditions.

Under the Irish Companies Acts, a company’s subsidiaries may purchase shares of a company either on-market, on a recognized stock exchange such as NYSE or NASDAQ, or off- market.

For a subsidiary of a company to make on-market purchases of the company shares, the shareholders of the company must provide general authorization for such purchase by way of ordinary resolution, however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the company shares is required. For an off-market purchase by a subsidiary of a company, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the company.

Any stock which may be made redeemable may be redeemed for cash, property or rights, including securities of the same or another corporation, at such time or times, price or prices, or rate or rates, and with such adjustments, as stated in the certificate of incorporation or in the resolution or resolutions providing for the issue of such stock adopted by the board of directors.

Every corporation may purchase, redeem, receive, take or otherwise acquire, own and hold, sell, lend, exchange, transfer or otherwise dispose of, pledge, use and otherwise deal in and with its own shares; provided, however, that no corporation may (i) purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except that a corporation other than a non-stock corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets, whether by dividend or in liquidation, to a preference over another class or series of its stock, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced (ii) purchase, for more than the price at which they may then be redeemed, any of its shares which are redeemable at the option of the corporation; or (iii) redeem any of its shares, unless their redemption is authorized by Delaware law and then only in accordance with its certificate of incorporation.

	IRELAND	DELAWARE

Liability of Directors and Officers

Under the Irish Companies Acts, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void, although shareholders may by ordinary resolution ratify a director’s conduct amounting to negligence, default, breach of duty or breach of trust in relation to the company.

In addition, any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void. This provision does not prohibit the company from purchasing and maintaining insurance for directors and officers against such liability.

The Irish Companies Acts do, however, provide that a company may indemnify any of its officers against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer is acquitted.

Additionally, an Irish company can provide an indemnity where an officer is granted relief by a court under the Irish Companies Act.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

•any breach of the director’s duty of loyalty to the corporation or its stockholders;

•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•wilful or negligent declaration and payment of unlawful dividends, or unlawful share purchases or redemptions; or

•any transaction from which the director derives an improper personal benefit.

In addition, under Delaware law, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action is by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; provided, with respect to any criminal action or proceeding, there was no reasonable cause to believe the person’s conduct was unlawful; provided, further, that the corporation may not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless determined otherwise by court order.

	IRELAND	DELAWARE

Voting Rights	Under the Irish Companies Acts, unless otherwise provided in the articles of association of a company, a shareholder entitled to vote at a shareholders’ meeting is entitled to one vote on a show of hands regardless of the number of shares held by such shareholder. If voting takes place on a poll, rather than a show of hands, every shareholder entitled to vote has one vote for each share held unless otherwise provided in the articles of association of the company.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital share held by such stockholder.
Under the Irish Companies Acts, a poll may be demanded by (i) not fewer than five shareholders having the right to vote on the resolution; (ii) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (iii) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A shareholder entitled to more than one vote need not, if the shareholder votes, use all his votes or cast all votes that he uses in the same way.
Shareholder Vote on Certain Transactions

Under the Irish Companies Acts, arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or mergers require:

•the approval, at a shareholders’ meeting or creditors meeting (as applicable) convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy;

•the approval of the court; and

•in connection with an acquisition of the company by way of merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC, by way of a special resolution of the shareholders.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the shares, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:

•the approval of the board of directors; and

•approval by the vote of the holders of a majority of the outstanding stock.

	IRELAND	DELAWARE

Standard of Conduct for Directors

The Irish Companies Acts do not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of Ireland. In general, directors have a duty:

•to act in accordance with the company’s articles of association and to exercise powers only for the purposes for which they are conferred;

•to act in the best interest of the company;

•to exercise reasonable care, skill and diligence;

•to avoid a situation which conflicts or possibly may conflict, directly or indirectly, with the interests of the company; and

•not to accept benefits from the company or third parties unless permitted by the articles association or approved by the shareholders after full disclosure of the benefit; and

•to declare any direct or indirect interest in a proposed transaction or arrangement with the company.

In addition to the general statutory duties, Irish common law rules and equitable principles impose fiduciary duties on a company’s directors, including:

•a duty in certain circumstances to consider or act in the interests of creditors; and

•a duty of confidentiality owed to the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Shareholder Suits

Under the Irish Companies Acts, a derivative claim may be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of a company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (i) that the company is entitled to the relief claimed and (ii) that the

Under Delaware law, in any derivative suit instituted by a stockholder of a corporation, it must be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which such stockholder complains or that such stockholder’s share thereafter devolved upon such stockholder by operation of law. Other requirements have been generally determined by the courts of the State of Delaware.

	IRELAND	DELAWARE

action falls within one of the five exceptions derived from case law, as follows:

•Where an ultra vires or illegal act is perpetrated.

•Where more than a bare majority is required to ratify the “wrong” complained of.

•Where the shareholders’ personal rights are infringed.

•Where a fraud has been perpetrated upon a minority by those in control.

•Where the justice of the case requires a minority to be permitted to institute proceedings.

The shareholders of the company may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct which is burdensome, harsh or wrong. The conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

Inspection of Books and Records

Under the Irish Companies Act, shareholders have the right to:

(i) receive a copy of the memorandum and articles of association of the company;

(ii) inspect and obtain copies of the minutes of general meetings and resolutions of the company;

(iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by the company;

(iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and

(v) receive balance sheets of a subsidiary company of the company which have previously

Under Delaware law, any stockholder, in person or by attorney or other agent, does, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to make copies and extracts from:

(i) the corporation’s stock ledger, a list of its stockholders, and its other books and records; and

(ii) a subsidiary’s books and records, to the extent that:

(a) the corporation has actual possession and control of such records of such subsidiary; or

(b) the corporation could obtain such records through the exercise of control

	IRELAND	DELAWARE

been sent to shareholders prior to an annual general meeting for the preceding ten years.

over such subsidiary, provided that as of the date of the making of the demand:

(1) the stockholder inspection of such books and records of the subsidiary would not constitute a breach of an agreement between the corporation or the subsidiary and a person or persons not affiliated with the corporation; and

(2) the subsidiary would not have the right under the law applicable to it to deny the corporation access to such books and records upon demand by the corporation.

Amendments of Constituent Documents	Under the Irish Companies Acts, companies may only alter their memorandum and articles of association by the passing of a special resolution of shareholders. A special resolution under Irish law requires the approval of not less than 75% of the votes cast at a general meeting at which a quorum is present.	Under Delaware law, corporation may amend its certificate of incorporation, from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment; and, if a change in stock or the rights of stockholders, or an exchange, reclassification, subdivision, combination or cancellation of stock or rights of stockholders is to be made, such provisions as may be necessary to effect such change, exchange, reclassification, subdivision, combination or cancellation.

The board of directors must adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. A majority of the outstanding shares entitled to vote thereon and a majority of the outstanding shares of each class entitled to vote thereon as a class must vote in favor of the amendment.

IRELAND	DELAWARE

The holders of the outstanding shares of a class must be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Takeover provisions

Irish competition law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

•

a court-approved scheme of arrangement under the Irish Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;

•

through a tender or takeover offer by a third-party for all of our shares. Where the holders of 80% or more of our shares have accepted an offer for their shares in us, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If our shares were to be listed on the main market of the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

•

through a merger with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a merger must be approved by a special resolution of our shareholders. If we are being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to our shareholders is not all in the form of cash, our shareholders may be entitled to require their shares to be acquired at fair value.

Irish law does not generally require shareholder approval for a sale, lease or exchange of all or substantially all of a company’s property and assets.

Irish Takeover Rules and substantial acquisition rules

A transaction in which a third-party seeks to acquire 30% or more of the voting rights in us will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

•

All holders of the securities of an offeree of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

•

The holders of the securities of an offeree must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the offeree must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the offeree’s places of business.

•	The board of an offeree must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer.

•

False markets must not be created in the securities of the offeree, of the offeror or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

•

An offeror must announce an offer only after ensuring that he or she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

•	An offeree must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities.

•

A substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory bid

Under certain circumstances, a person who acquires our shares may be required under the Irish Takeover Rules to make a mandatory cash offer for our remaining outstanding shares at a price not less than the highest price paid for the shares by the acquirer or (any parties acting in concert with the acquirer) during the previous twelve months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in us, unless the Irish Takeover Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in us would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a twelve-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary bid; requirements to make a cash offer and minimum price requirements

If a person makes a voluntary offer to acquire our outstanding ordinary shares, the offer price must be no less than the highest price paid for our ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Irish Takeover Panel has the power to extend the look back period to twelve months if the Irish Takeover Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired our ordinary shares (i) during the period of twelve months prior to the commencement of the offer period which represent more than 10% of the total of our ordinary shares or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total of our ordinary shares in the twelve-month period prior to the commencement of the offer period if the Irish Takeover Panel, taking into account the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial acquisition rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of our voting rights. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the our voting rights is prohibited, if such acquisitions, when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of our voting rights and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating action

Under the Irish Takeover Rules, our board of directors is not permitted to take any action which might frustrate an offer for our shares once our board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which our board of directors has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

•	the action is approved by our shareholders at a general meeting; or

•	the Irish Takeover Panel has given its consent, where:

•	it is satisfied the action would not constitute frustrating action;

•	the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

•	the action is taken in accordance with a contract entered into prior to the announcement of the offer; and

•	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

General meetings of shareholders

At any annual general meeting, only such business may be conducted as has been brought before the meeting (1) by or at the direction of the board of directors, (2) in certain circumstances, at the direction of the Irish High Court, (3) as required by law or (4) such business that the chairman of the meeting determines is properly within the scope of the meeting. In addition, shareholders entitled to vote at an annual general meeting may make nominations of candidates for election to our board of directors.

Our extraordinary general meetings may be convened (1) by the board of directors, (2) on requisition of the shareholders holding the number of our shares prescribed by the Irish Companies Acts (currently 10% of our paid-up share capital carrying voting rights), or (3) in certain circumstances, on requisition of our auditors. Extraordinary general meetings are generally held for the purposes of approving such of our shareholder resolutions as may be required from time to time. The business to be conducted at any extraordinary general meeting must be set forth in the notice of the meeting.

In the case of an extraordinary general meeting requisitioned by our shareholders, the proposed purpose of the meeting must be set out in the requisition notice of the meeting. The requisition notice can propose any business to be considered at the meeting. Under Irish law, upon receipt of this requisition notice, our board of directors has 21 days to convene the extraordinary general meeting of our shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of receipt of the requisition notice. If the board of directors does not proceed to convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice by our board of directors.

Quorum for shareholder meetings

Under our Articles, the presence, in person or by proxy, of at least two shareholders constituting the holders of at least 50% of the voting power of our issued shares that carry the right to vote at the meeting constitutes a quorum for the conduct of any business at a general meeting, other than business requiring a special resolution. The quorum required to pass a special resolution at a general meeting is the presence, in person or by proxy, of at least two shareholders constituting the holders of at least 75% of the voting power of our issued shares that carry the right to vote at the meeting.

In the case of a meeting to vary the rights of any class or series of shares, discussed above under “—Variation of share capital and variation of rights,” Irish law provides that the necessary quorum is the presence, in person or by proxy, of at least two shareholders representing 1/3 in nominal value (or, at an adjourned meeting, at least one shareholder representing any amount of nominal value) of the relevant class.

Voting

Generally

Holders of our ordinary shares vote on all matters submitted to a vote of shareholders and are entitled to one vote per share.

All votes at a general meeting will be decided by way of a poll. Voting rights on a poll may be exercised by shareholders registered in our share register as of the record date for the meeting or by a duly appointed proxy of such a registered shareholder, which proxy need not be a shareholder. All proxies must be appointed in accordance with our Articles. Our Articles provide that the board of directors may permit the appointment of proxies by the shareholders to be notified to us electronically.

In accordance with our Articles, the board of directors may from time to time cause us to issue preference or any other class or series of shares. These shares may have such voting rights, if any, as may be specified in the terms of such shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the shares).

Except where a greater majority is required by Irish law or our Articles, any question proposed for consideration at any of our general meetings or of any class of shareholders will be decided by an ordinary resolution passed by a simple majority of the votes cast by shareholders entitled to vote at such meeting. Irish law requires special resolutions of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast by shareholders at a meeting of shareholders. Examples of matters requiring special resolutions include:

•	amending our objects as contained in our memorandum of association;

•	amending our articles of association;

•	approving our change of name;

•

authorizing the entry into a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction in favor of a director or connected person of a director (which generally includes a family member or business partner of the director and any entity controlled by the director);

•	opting out of pre-emption rights on the issuance of new shares;

•	our re-registration from a public limited company to a private company;

•	purchasing of our own shares off-market;

•	reduction of issued share capital;

•	resolving that we be wound up by the Irish courts;

•	resolving in favor of shareholders’ voluntary winding-up;

•	re-designation of shares into different share classes;

•	setting the re-issue price of treasury shares; and

•	mergers with companies incorporated in the European Economic Area, or the EEA, as described above under “—Acquisitions.”

Record dates

Our Articles provide that the board of directors may set the record date for the purposes of determining which shareholders are entitled to notice of, or to vote at, a general meeting and the record date must not occur before the date on which the board resolution fixing such record date is adopted. If no record date is fixed by the board of directors, the record date will be the day on which the notice of the meeting is mailed.

Shareholder proposals

Under Irish law, there is no general right for a shareholder to put items on the agenda of an annual general meeting other than as set out in the articles of association of a company. Our Articles provide that shareholders may nominate persons to be elected as directors both at an annual general meeting or an extraordinary general meeting requisitioned by shareholders.

Disclosure of interests in shares

Under the Irish Companies Acts, our shareholders must notify us if, as a result of a transaction, (1) the shareholder will be interested in 5% or more of our shares that carry voting rights or (2) the shareholder will cease to be interested in 5% or more of our shares that carry voting rights. In addition, where a shareholder is interested in 5% or more of our relevant shares, the shareholder must notify us of any alteration of its interest that brings its total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the relevant class of share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures must be notified to us within five business days of the event that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above, no right or interest of any kind whatsoever in respect of any of our shares held by such person, will be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the Irish High Court to have the rights attaching to its shares reinstated.

In addition to the disclosure requirement described above, under the Irish Companies Acts, we may by notice in writing, and must, on the requisition of shareholders holding 10% or more of our paid-up share capital carrying voting rights, require a person whom we know or have reasonable cause to believe is, or at any time during the three years immediately preceding the date on which such notice is issued, was, interested in shares comprised in our relevant share capital to: (1) indicate whether or not it is the case, and (2) where such person holds or has during that time held an interest in our shares, to give certain further information as may be required by us including particulars of such person or beneficial owner’s past or present interests in our shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by us on a person who is or was interested in our shares and that person fails to give us any information required within the reasonable time specified, we may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Acts, the restrictions that may be placed on the shares by the court are as follows:

(a)	any transfer of those shares or, in the case of unissued shares, any transfer of the right to be issued with shares and any issue of such shares, shall be void;

(b)	no voting rights shall be exercisable in respect of those shares;

(c)	no further shares shall be issued in respect of those shares or in pursuance of any offer made to the holder of those shares; and

(d)	no payment shall be made of any sums due from us on those shares, whether in respect of capital or otherwise.

Where our shares are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In addition, persons or groups (within the meaning of the Exchange Act) beneficially owning 5% or more of our ordinary shares must comply with the reporting requirements under Regulation 13D-G of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Registration rights

Following this offering’s completion, the holders of an aggregate of 2,987,500 ordinary shares, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a subscription and shareholders’ agreement between us and the holders of these shares, which was entered into in connection with our convertible preference share financings, and include demand registration rights, short-form registration rights and piggyback registration rights. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the subscription and shareholders’ agreement.

Demand registration rights

The holders of an aggregate of 2,987,500 ordinary shares, or their permitted transferees, are entitled to demand registration rights. Under the terms of the subscription and shareholders’ agreement, at any time after the earlier of (i) six months after the effective date of this offering and (ii) August 18, 2004, we will be required, upon the written request of the holders of 25% or more of the shares that are entitled to rights under the subscription and shareholders’ agreement, including each of the Atlas Venture and Balderton Capital entities, to use our best efforts to register all or a portion of these shares for public resale. We are not required to effect a registration pursuant to this provision of the subscription and shareholders’ agreement if (i) the shares requested to be registered do not represent an anticipated aggregate public offering price of at least $10.0 million, (ii) after we have effected two registrations pursuant to this provision of the subscription and shareholders’ agreement and such registrations have been declared or ordered effective, (iii) during the period starting with the date sixty days prior to our good faith estimate of the date of filing of, and ending on a date one hundred eighty days following the effective date of, any company-initiated registration under the Securities Act and (iv) if the initiating holders propose to dispose of securities that may be registered on Form S-3. If such a registration is to be an underwritten offering, then the holders’ registration rights are conditioned upon such holders’ participation in such underwriting. We may defer the filing of a registration statement once during any twelve-month period for a period of not more than ninety days, if we provide a certificate stating that in the good faith judgment of our board of directors, it would be seriously detrimental to us and our shareholders for the registration statement to be effected at that time.

Short-form registration rights

The holders of an aggregate of 2,987,500 ordinary shares, or their permitted transferees, are entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3 and have not effected more than two such registrations within the preceding twelve-month period, these holders have the right, upon written notice to us of more than 25% of the shares entitled to rights under the subscription and shareholders’ agreement, including each of the Atlas Venture and Balderton Capital entities, to have such shares registered by us if the proposed aggregate price of the shares to be registered be the holders requesting registration is at least $3.0 million. However, we may defer the filing of a registration statement once during any twelve month period for a period of not more than ninety days, if we provide a certificate stating that in good faith our board of directors believes it would be seriously detrimental to us and our shareholders for the registration statement to be effected at that time.

Piggyback registration rights

The holders of an aggregate of 2,987,500 ordinary shares, or their permitted transferees, are entitled to piggyback registration rights. If we register any of our securities for our own account, the holders of these shares are entitled to include their shares in the registration. If such registration is to be an underwritten offering, then the holders’ registration rights are conditioned on such holders’ participation in such underwriting.

Other obligations

The registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of ordinary shares to be included in the registrations. We are generally required to bear the expense of all registrations, except underwriting discounts and commissions. The subscription and shareholders’ agreement also contains the mutual commitment of us and the holders to indemnify each other for losses attributable to untrue statements or omission of a material fact or violations of the Securities Act or state securities laws incurred by us with registrations under the agreement. The subscription and shareholders’ agreement also contains an agreement by the holders not to sell or otherwise transfer or dispose of securities for a period of up to one hundred eighty days following the completion of this offering.

Termination

The registration rights and our obligations thereunder terminate five years after the closing of this offering or, as to any individual holder, at such earlier time at which all shares held by such holder can be sold in any three- month period without registration in compliance with Rule 144 of the Securities Act.

Listing

We have applied to have our ordinary shares approved for listing on                  under the symbol “             .”

Transfer agent and registrar

The transfer agent and registrar for our ordinary shares is                     .

Shares eligible for future sale

Prior to this offering, there has been no public market for our shares. Future sales of our ordinary shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our ordinary shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of March 31, 2013, upon the completion of this offering,                 of our ordinary shares will be outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted ordinary shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of ordinary shares then outstanding, which will equal approximately                 shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option to purchase additional shares, based on the number of ordinary shares outstanding as of March 31, 2013; or

•	the average weekly trading volume of our ordinary shares on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up agreements

All of our directors and executive officers and substantially all of the holders of our outstanding ordinary shares as of             , 2013 have signed a lock-up agreement which prevents them from selling any of our ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares for a period of not less than 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, on behalf of the underwriters. J.P. Morgan Securities LLC may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, J.P. Morgan Securities LLC will consider, among other factors, the shareholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Registration rights

Upon completion of this offering, the holders of 2,987,500 ordinary shares or their transferees will be entitled to various rights with respect to registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of share capital—Registration rights” for additional information.

Share plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our shares issued or reserved for issuance under our share option plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above. As of             , 2013, we estimate that such registration statement on Form S-8 will cover approximately                 ordinary shares.

Taxation

Taxation in Ireland

Scope of discussion

The following is a general summary of all of the material Irish tax considerations applicable to certain investors who are the owners of our shares and is the opinion of Arthur Cox insofar as it relates to legal conclusions with respect to matters of Irish tax law. It is based on existing Irish law, our understanding of the practices of the Irish Revenue Commissioners and on correspondence with the Irish Revenue Commissioners. It is assumed that the proposals announced in the Irish Budget 2013 will be implemented as announced. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retroactive effect. Furthermore, we can provide no assurances that the consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by a court if challenged.

The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our shares that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our shares.

Tax on chargeable gains

A disposal of our shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such shares are used, held or acquired for the purposes of a trade or business carried on by such shareholder through a branch or agency in Ireland.

A disposal of our shares by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.

A holder of our shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is non-resident.

Dividend withholding tax

Dividend withholding tax, or DWT, (currently at a rate of 20%) may arise in respect of dividends or distributions from an Irish resident company unless an exemption applies. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.

Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder should not be subject to DWT if the shareholder is:

(a)	an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;

(b)	a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

(c)	a corporate shareholder that is not resident for tax purposes in Ireland and which is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory;”

(d)	a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or

(e)	a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided that, in all cases noted above (but subject to the special rules described in the paragraph below regarding ‘U.S. resident shareholders’), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of shares held through DTC), and the relevant information is further transmitted to the Company (in the case of shares held through DTC) or to our transfer agent (in the case of shares held outside of DTC).

A list of “relevant territories” for the purposes of DWT is set forth below.

Albania Armenia Australia Austria Bahrain Belarus Belgium Bosnia & Herzegovina Bulgaria Canada Chile China	Croatia Cyprus Czech Republic Denmark Egypt Estonia Finland France Georgia Germany Greece Hong Kong	Hungary Iceland India Israel Italy Japan Republic of Korea Kuwait Latvia Lithuania Luxembourg Macedonia	Malaysia Malta Mexico Moldova Montenegro Morocco Netherlands New Zealand Norway Pakistan Panama Poland Portugal	Qatar Romania Russia Saudi Arabia Serbia Singapore Slovak Republic Slovenia South Africa Spain Sweden Switzerland Turkey	United Arab Emirates United Kingdom United States of America Uzbekistan Vietnam Zambia

Prior to paying any dividend, the Company will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their shares through DTC.

U.S. resident shareholders

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the United States. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least          business days before the record date for the first dividend payment to which they are entitled.

If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be entitled to a refund of DWT from the Irish Revenue Commissioners on making an appropriate application within certain time limits.

Residents of “relevant territories” other than the United States

Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their shares) must complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.

Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least          business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our transfer agent as soon as possible.

If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be entitled to a refund of DWT from the Irish Revenue Commissioners on making an appropriate application within certain time limits.

Irish resident shareholders

Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company.

Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of shares held through DTC), or to our transfer agent at least          business days before such record date (in the case of shares held outside of DTC).

Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.

Other persons

Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.

If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits.

Income tax on dividends

Non-Irish resident shareholders

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or similar charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or similar charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident shareholders

Irish resident or ordinarily resident shareholders may be subject to Irish income tax and similar charges on dividends received from us. Such shareholders should consult their own tax advisor.

Capital acquisitions tax

Irish capital acquisitions tax, or CAT, comprises principally of gift tax and inheritance tax. A gift or inheritance of our shares (including where such shares are held in DTC) could attract a charge to CAT regardless of the place of residence, ordinary residence or domicile of the transferor or transferee of the shares. This is because a charge to CAT can arise on a gift or inheritance which comprises of property situated in Ireland. Our shares are regarded as property situated in Ireland because our share register must be held in Ireland. The person who receives the gift or inheritance is the person who is primarily liable to pay any CAT that arises.

The rate of CAT is currently 33% and is payable if the taxable value of the gift or inheritance exceeds certain thresholds, referred to as “group thresholds.” CAT is applied on the excess over the threshold amount. The appropriate threshold amount depends upon the relationship between the transferor and the transferee of the shares and also the aggregation of the values of previous gifts and inheritances received by the transferee from persons within the same group threshold. A gift or inheritance received from a spouse is exempt from CAT.

Stamp duty

Irish stamp duty typically arises on the transfer of shares in an Irish incorporated company.

Shares held through DTC

A transfer of our shares effected by means of the transfer of book entry interests in DTC should not be subject to Irish stamp duty.

Shares transferred into or out of DTC

A shareholder may transfer our shares into (or out of) DTC without giving rise to Irish stamp duty so long as:

(a)	there is no change in the ultimate beneficial ownership of the shares as a result of the transfer; and

(b)	the transfer into (or out of) DTC is not in contemplation of a sale of the shares by the beneficial owner to a third party.

Shares held outside of DTC

A transfer of our shares where any of the parties to the transfer hold the shares outside of DTC, may be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). The transferee of the shares is typically the person that is liable to pay stamp duty.

Due to the potential Irish stamp duty on transfers of our shares, we strongly recommend that shareholders hold their shares through DTC (or through a broker who holds such shares through DTC).

DTC requirement

In order for DTC, Cede & Co. and National Securities Clearing Corporation, or NSCC, which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and registered in the name of Cede & Co., which entities are referred to collectively as the DTC Parties, to agree to provide services with respect to our ordinary shares, we expect to enter into a composition agreement with the Revenue Commissioners of Ireland under which we will agree to pay or to procure the payment of any obligation for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares, on (a) transfers to which any of the DTC Parties is a party, or (b) which may be processed through the services of any of the DTC Parties and the DTC Parties will have received confirmation from the Revenue Commissioners of Ireland that while such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty with respect to our ordinary shares.

In addition, to assure the DTC Parties that they will not be liable for any Irish stamp duty or similar Irish transfer or documentary tax with respect to our ordinary shares under any circumstances (including as a result of a change in applicable law), and to make other provisions with respect to our ordinary shares required by the DTC Parties, we and                 .                      acting as our transfer agent, or                         , expect to enter into a Special Eligibility Agreement for Securities, with DTC, Cede & Co. and NSCC, or the DTC Eligibility Agreement.

The DTC Eligibility Agreement provides for certain indemnities of the DTC Parties by us and                     (as to which we have agreed to indemnify                     ) and also provides that DTC may impose a global lock on our ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion, exclude our ordinary shares from its Continuous Net Settlement service or any other service, and any of the DTC Parties may take other restrictive measures with respect to our ordinary shares as it may deem necessary and appropriate, without any liability on the part of any of the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in any such party’s sole discretion, that to continue to hold or process transactions in our ordinary shares will give rise to any Irish stamp duty or similar Irish transfer or documentary tax liability with respect to our ordinary shares on the part of any of the DTC Parties or (ii) otherwise as the DTC’s rules or the NSCC’s rules provide.

Material U.S. federal income tax consequences to U.S. holders

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our ordinary shares and is the opinion of Goodwin Procter LLP insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This summary is based upon the Code (as defined below), final, temporary and proposed U.S. Treasury Regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service, or the IRS, or will be sustained by a court if challenged.

This summary addresses only the U.S. federal income tax considerations for U.S. Holders that acquire our ordinary shares at their original issuance and hold the ordinary shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. Holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in our ordinary shares. This summary does not address tax considerations applicable to a holder of our ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	dealers in securities or currencies;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts, and other tax-deferred accounts;

•	insurance companies;

•	persons holding ordinary shares as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons that own, directly, indirectly or as a result of certain constructive ownership rules, ordinary shares representing 10% or more of the total combined voting power of all classes of our shares;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons liable for alternative minimum tax;

•	U.S. Holders whose “functional currency” is not the U.S. dollar; or

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986 which, as amended, we refer to as the Code, the U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations of the Code and the U.S. Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. This summary does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein.

For purposes of this summary, a “U.S. Holder” means a person that holds ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or partners in such partnerships should consult their own tax advisors regarding the particular U.S. federal income tax consequences of the ownership and disposition of ordinary shares.

The following summary is of a general nature only and is not a substitute for careful tax planning and advice. U.S. Holders of ordinary shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local or other taxing jurisdiction.

Taxation of distributions on ordinary shares

Subject to the discussion under “—Passive foreign investment company” below, the gross amount of any distribution (including amounts, if any, withheld in respect of Irish withholding tax) actually or constructively received by a U.S. Holder with respect to our ordinary shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such ordinary shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our ordinary shares), and then as gain from the sale or exchange of such ordinary shares. In the event we make distributions to holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of any distribution of currency other than U.S. dollars (or any other property distributed) will be the U.S. dollar value of that currency (or other property) on the date of distribution. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders will generally be eligible for the preferential U.S. federal rate on qualified dividend income, provided that we are a “qualified foreign corporation,” the shares on which the dividend is paid are held for a minimum holding period, and other requirements are satisfied.

A “qualified foreign corporation” includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department has determined that the income tax treaty is satisfactory for purposes of the legislation. The U.S. Treasury Department has determined that the income tax treaty between the United States and Ireland is satisfactory for these purposes. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation will be nevertheless so treated if the stock with respect to which dividends are paid is readily tradable on a U.S. established securities market. Notwithstanding the foregoing, dividends paid with respect of stock of a foreign corporation that is a PFIC (as defined below) in the year of the distribution or in the prior tax year will not be eligible for the preferential U.S. federal rate on dividends. Based on current law and applicable administrative guidance, our dividends should be eligible for treatment as qualified dividend income, provided that the holding period and other requirements are satisfied.

Distributions to U.S. Holders generally will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Taxation of sale, exchange or other taxable disposition of ordinary shares

Upon the sale, exchange or other taxable disposition of an ordinary share, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. Holder’s tax basis in the ordinary share. The amount realized on the sale, exchange or other taxable disposition of the ordinary shares will be the U.S. dollars received in the transaction, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date to avoid exchange rate gain or loss arising between the trade date and settlement date). Subject to the discussion under “—Passive foreign investment company” below, any such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares transferred exceeds one year on the date of the sale or disposition. Long-term capital gains of non-corporate U.S. Holders derived with respect to the disposition of ordinary shares are currently subject to tax at reduced rates. The deductibility of capital losses is subject to several limitations. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Disclosure of reportable transactions

If a U.S. Holder sells or disposes of the ordinary shares at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. Holder may be required to file a disclosure statement with the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Passive foreign investment company

A foreign corporation is a passive foreign investment company, or PFIC, within the meaning of Section 1297 of the Code if, during any taxable year, (i) 75% or more of its gross income consists of certain types of passive income or (ii) the average quarterly value (or basis in certain cases) of its passive assets (generally assets that generate passive income) is 50% or more of the average quarterly value (or basis in certain cases) of all of its assets. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

If we were a PFIC for any taxable year during which a taxable U.S. Holder held ordinary shares, gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares exceeds 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution, referred to as an excess distribution, would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. In addition, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Department of the Treasury may require. If we were classified as a PFIC in any year with respect to which a U.S. Holder owns ordinary shares, we would continue to be treated as a PFIC with respect to the U.S. Holder in all succeeding years during which the U.S. Holder owns ordinary shares, regardless of whether we continue to meet the tests described above. However, if we ceased to be a PFIC, a U.S. Holder of our ordinary shares could avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to our ordinary shares.

Based on our estimated gross income, the average value of our gross assets, and the nature of the businesses conducted by our “25% or greater” owned subsidiaries, we do not believe that we will be a PFIC for the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income), we could potentially become a PFIC.

Information reporting and backup withholding

Information reporting requirements may apply to payments with respect to ordinary shares paid to a U.S. Holder other than certain exempt recipients (such as corporations). Backup withholding may also apply to such payments if such U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to comply with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished by such U.S. Holder to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

Medicare tax

For taxable years beginning after December 31, 2012, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly and $125,000 in the case of married individuals filing separately) and estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from certain trades or businesses). U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of the Medicare Tax on their ownership and disposition of our ordinary shares.

Information reporting of specified foreign financial assets

Pursuant to recently enacted legislation, an individual U.S. Holder (together with certain U.S. entities to the extent provided in IRS guidance) with interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) generally is required to file IRS Form 8938 with information relating to the assets for each taxable year in which the aggregate value of all such assets exceeds thresholds prescribed by applicable IRS guidance. For this purpose, “specified foreign financial assets” generally include, among other assets, a U.S. Holder’s ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a U.S. financial institution. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event an individual U.S. Holder (together with certain U.S. entities to the extent provided in IRS guidance) that is required to file IRS Form 8938 does not file such form or fails to provide on such form all required information, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. In addition, the generally applicable statute of limitations is extended to six years if a taxpayer omits from gross income more than $5,000 from one or more assets required to be reported on Form 8938 (determined without regard to any dollar-based reporting threshold or any regulatory exceptions to reporting), even if the assets have been properly reported on Form 8938. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 8938.

Underwriting

We and the selling shareholders are offering the ordinary shares described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, UBS Securities LLC and Stifel, Nicolaus & Company, Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC

UBS Securities LLC

Stifel, Nicolaus & Company, Incorporated

Raymond James & Associates, Inc.

Total

The underwriters are committed to purchase all the ordinary shares offered by us and the selling shareholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $         per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional ordinary shares from us and certain selling shareholders (which includes                  shares offered by us and the remaining                  shares offered by such selling shareholders) to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per ordinary share less the amount paid by the underwriters to us and the selling shareholders per ordinary share. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by the selling shareholders		Total
	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	With full over-allotment exercise	Without over-allotment exercise	Without over-allotment exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $            .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus, other than (a) the ordinary shares to be sold hereunder, (b) the grant of options under or any ordinary shares issued upon the exercise of options granted under our existing share plans, (c) the filing of a registration statement on Form S-8 with respect to such share plans, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act or (e) ordinary shares or warrants to purchase ordinary shares issued in connection with acquisitions of businesses, provided that (i) the aggregate number of ordinary shares issuable pursuant to clause (e) during the restricted period shall not equal or exceed 5% of the total number of ordinary shares issued and outstanding immediately following this offering and (ii) the recipient of any ordinary shares shall execute and deliver a lock-up agreement.

Our directors and executive officers and substantially all of the holders of our outstanding ordinary shares (on a fully-diluted basis as of             , 2013 without giving effect to this offering) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares. These restrictions shall not apply to: (a) the sale of ordinary shares in this offering, (b) transfers as a bona fide gift or gifts, (c) transfers to a trust the beneficiaries of which are exclusively the shareholder or an immediately family member, or in the case of such a trust, to any beneficiaries of the trust, in each case, if such transfer is not for value, or transfers to an entity directly or indirectly wholly owned by the shareholder or any immediate family member, (d) transfers of to any immediate family member, (e) transfers by will, other testamentary document or intestate succession to any immediate family member, (f) the exercise, including by “net” exercise, of any outstanding option or warrant to acquire ordinary shares or the conversion of any outstanding convertible security into ordinary shares in accordance with the terms of such option, warrant or convertible security, (g) the sale or transfer to us of ordinary shares in connection with the exercise of options or warrants on a “net” exercise basis described in (f) necessary to generate only such amount of cash needed for the payment of taxes due as a result of the exercise of such options or warrant, (h) transfers or distributions to members, limited partners, shareholders or affiliates of the shareholder and (i) transactions relating to ordinary shares acquired in open market transactions after the completion of the offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be made, and provided that, in the case of any transfer or distribution pursuant to clause (b), (c), (d), (e) or (h), each recipient of ordinary shares executes a lock-up letter and no filing by any party under the Exchange Act or other public announcement shall be required or shall be made voluntarily during such 180-day period.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our ordinary shares approved for listing on                 under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the                 , in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded equity securities of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manager(s) for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Enforceability of civil liabilities

We have been advised by our Irish counsel that a judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before a foreign judgment will be deemed to be enforceable in Ireland:

•	the judgment must be for a definite sum;

•	the judgment must be final and conclusive; and

•	the judgment must be provided by a court of competent jurisdiction.

An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violates Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment. While Irish law is unsettled in certain limited circumstances, should a claim be issued against us in the Irish courts for breaches of U.S. securities laws, the Irish courts are likely to accept jurisdiction and hear whether such breaches occurred because the company is incorporated in Ireland.

Legal matters

Legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters with respect to Irish law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Arthur Cox, Dublin, Ireland. Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for the underwriters by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Certain legal matters with respect to Irish law in connection with this offering will be passed upon for the underwriters by A&L Goodbody, New York, New York.

Experts

The consolidated financial statements of Globoforce Limited at December 31, 2011 and 2012, and for each of the three years in the period ended December 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-                 ) under the Securities Act with respect to the ordinary shares we and the selling shareholder are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and our ordinary shares, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the closing of the offering, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Globoforce Limited

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012, March 31, 2013 (unaudited) and March 31, 2013 Pro Forma (unaudited)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2011 and 2012 and the Three Months Ended March 31, 2012 and 2013 (unaudited)	F-4

Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit for the Years Ended December 31, 2010, 2011 and 2012 and the Three Months Ended March 31, 2013 (unaudited) and March 31, 2013 Pro Forma (unaudited)

F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012 and the Three Months Ended March 31, 2012 and 2013 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Globoforce Limited

We have audited the accompanying consolidated balance sheets of Globoforce Limited as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive income (loss), redeemable convertible preferred shares and shareholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Globoforce Limited at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 2, 2013

Globoforce Limited

Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of December 31,		As of March 31, 2013
	2011	2012	Actual	Pro Forma

			(unaudited)

Assets
Current assets:
Cash and cash equivalents	$19,331	$20,078	$22,696	$22,696
Accounts receivable	30,678	35,065	29,572	29,572
Deferred tax asset, net	95	187	187	187
Inventory	5,304	3,303	4,458	4,458
Prepaid expenses and other current assets	755	1,034	1,658	1,658

Total current assets	56,163	59,667	58,571	58,571
Property and equipment, net	1,710	2,420	2,760	2,760
Deferred tax asset, net	—	41	41	41
Other assets	225	3,254	4,515	4,515

Total assets	$58,098	$65,382	$65,887	$65,887

Liabilities, redeemable convertible preferred shares and shareholders’ deficit
Current liabilities:
Accounts payable	$5,153	$3,559	$3,570	$3,570
Accrued expenses	7,623	11,698	10,516	10,516
Current portion of long-term debt	125	95	62	62
Deferred revenue	53,154	60,337	62,715	62,715

Total current liabilities	66,055	75,689	76,863	76,863
Long-term debt	94	—	—	—
Deferred tax liability, net	43	—	—	—
Warrants to purchase redeemable convertible preferred shares	1,195	476	499	—

Total liabilities	67,387	76,165	77,362	76,863

Commitments and contingencies (Note 4)

Redeemable convertible preferred shares (Note 5)	13,095	13,095	13,095	—

Shareholders’ deficit:
Ordinary shares, €0.0001 par value; 1,000,000,000 shares authorized; 1,749,900, 1,751,400 and 1,751,400 shares issued and outstanding at December 31, 2011 and 2012 and March 31, 2013 (actual), respectively, and 4,738,900 shares at March 31, 2013 (pro forma)	—	—	—	—
Additional paid-in capital	1,575	1,974	2,088	15,682
Shareholder receivable	(2,029)	(2,086)	(2,100)	(2,100)
Accumulated other comprehensive income	898	898	898	898
Accumulated deficit	(22,828)	(24,664)	(25,456)	(25,456)

Total shareholders’ deficit	(22,384)	(23,878)	(24,570)	(10,976)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficit	$58,098	$65,382	$65,887	$65,887

See accompanying notes to consolidated financial statements.

Globoforce Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

(in thousands, except per share data)

	Year Ended December 31,			Three months ended March 31,
	2010	2011	2012	2012	2013

				(unaudited)
Redemption revenue	$90,991	$123,015	$141,136	$32,112	$37,296
Solution and services revenue	9,019	12,790	16,555	3,925	4,163

Total revenue	100,010	135,805	157,691	36,037	41,459
Expenses:
Cost of redemption revenue	77,872	106,827	123,240	28,091	32,117
Cost of solution and services revenue	1,475	2,025	2,586	657	699
Operations	2,562	3,363	3,735	931	942
Research and development	4,177	8,933	9,285	2,467	2,288
Sales and marketing	7,805	11,097	16,862	3,412	4,628
General and administrative	2,578	3,241	4,186	913	1,320

Total expenses	96,469	135,486	159,894	36,471	41,994

Income (loss) from operations	3,541	319	(2,203)	(434)	(535)
Other (expense) income, net	(215)	(827)	828	(179)	(109)

Income (loss) before income taxes	3,326	(508)	(1,375)	(613)	(644)
Provision for income taxes	230	296	461	93	148

Net income (loss)	3,096	(804)	(1,836)	(706)	(792)
Net income (loss) attributable to participating securities	2,406	—	—	—	—

Net income (loss) attributable to ordinary shareholders	$690	$(804)	$(1,836)	$(706)	$(792)

Comprehensive income (loss)	$3,096	$(804)	$(1,836)	$(706)	$(792)

Net income (loss) per share attributable to ordinary shareholders
Basic	$0.40	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Diluted	$0.38	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Weighted-average number of ordinary shares used in computing net income (loss) per share attributable to ordinary shareholders:
Basic	1,742	1,748	1,751	1,750	1,751

Diluted	1,871	1,748	1,751	1,750	1,751

Pro forma net loss per share attributable to ordinary shareholders–basic and diluted (unaudited)			$(0.54)		$(0.16)

Weighted-average number of ordinary shares used in computing pro forma net loss per share attributable to ordinary shareholders–basic and diluted (unaudited)			4,739		4,739

See accompanying notes to consolidated financial statements.

Globoforce Limited

Consolidated Statements of Redeemable Convertible Preferred Shares and Shareholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Shares		Ordinary Shares		Additional Paid-In Capital	Shareholder Receivable	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders Deficit
	Shares	Amount	Shares	Amount

Balance at December 31, 2009	2,987,500	$13,095	1,733,000	$—	$1,450	$—	$898	$(25,120)	$(22,772)
Issuance of ordinary shares upon exercise of share options	—	—	13,200	—	27	—	—	—	27
Share-based compensation expense	—	—	—	—	27	—	—	—	27
Net income	—	—	—	—	—	—	—	3,096	3,096

Balance at December 31, 2010	2,987,500	13,095	1,746,200	—	1,504	—	898	(22,024)	(19,622)
Share-based compensation expense	—	—	—	—	65	—	—	—	65
Note receivable issued to shareholder	—	—	—	—	—	(2,000)	—	—	(2,000)
Accretion of interest on note receivable from shareholder	—	—	—	—	—	(29)	—	—	(29)
Issuance of ordinary shares upon exercise of share options	—	—	3,700	—	6	—	—	—	6
Net loss	—	—		—	—	—	—	(804)	(804)

Balance at December 31, 2011	2,987,500	13,095	1,749,900	—	1,575	(2,029)	898	(22,828)	(22,384)
Accretion of interest on note receivable from shareholder	—	—	—	—	—	(57)	—	—	(57)
Share-based compensation expense	—	—	—	—	397	—	—	—	397
Issuance of ordinary shares upon exercise of share options	—	—	1,500	—	2	—	—	—	2
Net loss	—	—	—	—	—	—	—	(1,836)	(1,836)

Balance at December 31, 2012	2,987,500	13,095	1,751,400	—	1,974	(2,086)	898	(24,664)	(23,878)
Accretion of interest on note receivable from shareholder (unaudited)	—	—	—	—	—	(14)	—	—	(14)
Share-based compensation expense (unaudited)	—	—	—	—	114	—	—	—	114
Net loss (unaudited)	—	—	—	—	—	—	—	(792)	(792)

Balance at March 31, 2013 (unaudited)	2,987,500	13,095	1,751,400	—	2,088	(2,100)	898	(25,456)	(24,570)
Conversion of redeemable convertible preferred shares into ordinary shares (unaudited)	(2,987,500)	(13,095)	2,987,500	—	13,095	—	—	—	13,095
Reclassification of warrants to purchase redeemable convertible preferred shares into warrants to purchase ordinary shares (unaudited)	—	—	—	—	499	—	—	—	499

Pro forma March 31, 2013 (unaudited)	—	$—	4,738,900	$—	$15,682	$(2,100)	$898	$(25,456)	$(10,976)

See accompanying notes to consolidated financial statements.

Globoforce Limited

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013

				(unaudited)
Operating activities
Net income (loss)	$3,096	$(804)	$(1,836)	$(706)	$(792)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	234	430	515	113	137
Non-cash interest income	—	(29)	(57)	(14)	(14)
Share-based compensation expense	27	65	397	43	114
Deferred income taxes	6	(54)	(176)	—	—
Amortization of discount on long-term debt	11	—	—	—	—
Change in fair value of warrants	(27)	804	(719)	193	23
Changes in assets and liabilities:
Accounts receivable	(9,277)	(4,978)	(4,387)	5,726	5,493
Inventory	(819)	(1,138)	2,001	2,316	(1,155)
Prepaid expenses and other assets	(269)	(255)	(279)	19	(624)
Accounts payable and accrued expenses	2,011	3,424	1,710	(2,339)	(1,701)
Deferred revenue	10,802	10,795	7,183	606	2,378

Net cash provided by operating activities	5,795	8,260	4,352	5,957	3,859
Investing activities
Purchases of property and equipment	(1,177)	(857)	(1,225)	(363)	(477)
Issuance of shareholder receivable	—	(2,000)	—	—	—
Decrease (increase) in restricted cash	27	46	(12)	—	—

Net cash used in investing activities	(1,150)	(2,811)	(1,237)	(363)	(477)
Financing activities
Proceeds from long-term debt	401	—	—	—	—
Repayment of long-term debt	(1,190)	(133)	(124)	(29)	(34)
Deferred initial public offering issuance costs	—	(3)	(2,246)	(211)	(730)
Proceeds from exercise of share-based awards	27	6	2	—	—

Net cash used for financing activities	(762)	(130)	(2,368)	(240)	(764)

Net increase in cash and cash equivalents	3,883	5,319	747	5,354	2,618
Cash and cash equivalents at beginning of period	10,129	14,012	19,331	19,331	20,078

Cash and cash equivalents at end of period	$14,012	$19,331	$20,078	$24,685	$22,696

Supplemental disclosure of cash flow information
Cash paid for interest	$538	$15	$14	$4	$4

Cash paid for income taxes	$87	$493	$504	$147	$572

Unpaid deferred initial public offering issuance costs	$—	$179	$950	$183	$1,481

See accompanying notes to consolidated financial statements.

Globoforce Limited

Notes to Consolidated Financial Statements

Years Ended December 31, 2010, 2011 and 2012

and the Three Months Ended March 31, 2012 and 2013

(Information as of March 31, 2013 and for the three months ended March 31, 2012 and 2013 is unaudited)

(in thousands, except share and per share data, unless otherwise noted)

1. Organization and operations

Globoforce Limited (the Company) is a provider of a cloud-based, social recognition software solution that organizations use to engage their employees worldwide to create alignment with values and advance company goals and culture. The Company’s Software-as-a-Service platform (the SaaS platform) enables employee-to-employee recognition that is broadcast socially and made visible throughout the organization. The Company is headquartered in Dublin, Ireland, was incorporated under the laws of the Republic of Ireland in 1997 and began operations in 1999. The Company has wholly owned subsidiaries in the United States, Canada and the United Kingdom.

2. Summary of significant accounting policies

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described below and elsewhere in these notes to the consolidated financial statements.

The Company believes that a significant accounting policy is one that is both important to the portrayal of the Company’s financial condition and results, and requires management’s most difficult, subjective, or complex judgments, often as the result of the need to make estimates about the effect of matters that are inherently uncertain.

Unaudited interim financial information

The accompanying interim consolidated balance sheet as of March 31, 2013, the consolidated statements of operations and comprehensive loss and cash flows for the three months ended March 31, 2012 and 2013, and the consolidated statement of redeemable convertible preferred shares and shareholders’ deficit for the three months ended March 31, 2013 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting of normal recurring adjustments and accruals necessary for the fair presentation of the Company’s financial position at March 31, 2013 and its results of operations and its cash flows for the three months ended March 31, 2012 and 2013. The results for the three months ended March 31, 2013 are not necessarily indicative of the results expected for the year ending December 31, 2013 or any future period.

Unaudited pro forma presentation

The unaudited pro forma consolidated balance sheet and the unaudited pro forma statement of redeemable convertible preferred shares and shareholders’ deficit as of March 31, 2013 reflect the automatic conversion, at the closing of an initial public offering (IPO) of the Company’s ordinary shares, of all outstanding redeemable convertible preferred shares into 2,987,500 ordinary shares based on the redeemable convertible preferred shares outstanding at March 31, 2013, and the automatic conversion of warrants to purchase 17,500 redeemable convertible preferred shares into warrants to purchase 17,500 ordinary shares based on the warrants outstanding at March 31, 2013.

Unaudited pro forma basic and diluted net loss per share has been computed using the weighted-average number of ordinary shares outstanding after giving pro forma effect to the conversion of all redeemable convertible preferred shares into ordinary shares and the conversion of all warrants to purchase redeemable convertible preferred shares into warrants to purchase ordinary shares, as if such conversion had occurred as of the date of original issuance. Upon conversion of the redeemable convertible preferred shares into ordinary shares in the event of an IPO, the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends. Accordingly, the impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to ordinary shareholders as the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends upon such conversion. Additionally, the gains (losses) associated with the changes in the fair value of the warrants to purchase redeemable preferred shares has been excluded from the determination of net loss as these remeasurements will not be required when the warrants to purchase preferred shares become warrants to purchase ordinary shares.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates and uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Significant estimates relied upon in preparing these consolidated financial statements include revenue recognition and revenue reserves, contingent liabilities, expensing and capitalization of research and development costs of internal-use software, the determination of the fair value of share-based awards, share-based compensation expense and the recoverability of the Company’s net deferred tax assets and related valuation allowance.

Although the Company regularly assesses these estimates, actual results could differ materially from these estimates. Changes in estimates are recorded in the period in which they become known. The Company bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances. Actual results may differ from management’s estimates if these results differ from historical experience, or other assumptions do not turn out to be substantially accurate, even if such assumptions were reasonable when made.

The Company is subject to a number of risks and uncertainties common to companies in similar industries and stages of development including, but not limited to, rapid technological changes, competition from substitute products and services from larger companies, client and supplier concentration, management of international activities, protection of proprietary rights, patent litigation and dependence on key individuals.

Subsequent events considerations

The Company has evaluated subsequent events after the audited balance sheet date of December 31, 2012 through April 2, 2013, the date these financial statements were submitted to the SEC. With respect to the unaudited financial statements as of March 31, 2013, the Company has evaluated subsequent events through June 3, 2013, the date these financial statements were submitted to the SEC. The Company has determined that there were no material recognized or unrecognized subsequent events.

Foreign currency transactions

The functional currency of the Company and all of its subsidiaries is the U.S. dollar. Accordingly, all operating assets and liabilities are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date or historical rates, as appropriate. Revenue and expenses are remeasured into U.S. dollars at the average rates in effect during the period. Any differences resulting from the remeasurement of assets, liabilities, and operations are recorded within other income (expense) in the consolidated statements of operations and comprehensive income (loss). During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, the Company recorded foreign exchange gains (losses) of $(211), $(64), $58, $2 and $(98) respectively, in other income (expense) in the accompanying consolidated statements of operations and comprehensive income (loss).

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions, other events, and circumstances from non-owner sources. The comprehensive income (loss) for all periods presented does not differ from the reported net income (loss). Accumulated other comprehensive income represents a foreign exchange gain on the initial remeasurement of the Company’s financial statements related to the switch from Euro functional currency to U.S. dollar functional currency on January 1, 2007.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Management determines the appropriate classification of investments at the time of purchase, and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents primarily consist of cash on deposit with banks, and amounts held in interest-bearing money market accounts. Cash equivalents are carried at cost, which approximates their fair value.

Restricted cash

As of December 31, 2011 and 2012 and March 31, 2013, the Company had restricted cash of $43, $55 and $55, respectively, included in other assets in the accompanying consolidated balance sheets, which represents amounts held in a revolving short-term certificate of deposit held as collateral for standby letters of credit associated with certain leased offices.

Disclosure of fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and borrowings under the Company’s long-term debt arrangements, approximated their fair values at December 31, 2011 and 2012 and March 31, 2013, due to the short-term nature of these instruments, and for the long-term debt, the interest rates the Company believes it could obtain for borrowings with similar terms.

The Company has evaluated the estimated fair value of financial instruments using available market information. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. See Note 3 for further discussion.

Revenue recognition

The Company derives its revenue primarily from contractual agreements for the delivery of its social recognition solution. The Company grants its clients rights to access the Company’s SaaS platform over the term of the agreement to administer their recognition programs, including the issuance of recognition awards to their employees. The Company’s solution also provides the recipient of an award, who is an employee of a client, the ability to redeem the award using the Company’s global e-commerce rewards network. The majority of the Company’s revenue is recognized when the clients’ employees redeem their awards and the Company delivers the e-commerce item.

The Company recognizes revenue when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been provided to the client; (3) the amount of fees to be paid by the client is fixed or determinable; and (4) collectability is reasonably assured.

The Company’s agreements include multiple deliverables, which comprise the delivery of the overall solution provided to its clients. The delivery of this solution includes various activities such as website configuration, hosting, upgrades, software functionality for award processing and call-center support, which represents one deliverable (the Social Recognition Solution) and is presented as solutions and services revenue in the accompanying consolidated statements of operations and comprehensive income (loss). The supply of the gift cards selected from the Company’s global e-commerce rewards network represents a separate deliverable (the Redemption of Rewards) and is presented as redemption revenue in the accompanying consolidated statements of operations and comprehensive income (loss). Additionally, in certain cases, the agreements may include other professional services.

Clients do not have the right to take possession of the Company’s software during the hosting arrangement. Thus, the Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 605, Revenue Recognition. Additionally, in accordance with the provisions of ASC 605, the Company has considered certain factors, specifically, the inventory risk borne by the Company (both general inventory risk and the risk of physical loss), the latitude in pricing, the discretion in supplier selection, the credit risk borne by the Company, and the customer service functions performed by the Company related to the supply of the gift cards. As a result of such considerations, the Company has determined that it is acting as the principal in its arrangements and, as such, revenue is presented in the accompanying consolidated statements of operations and comprehensive income (loss) based upon the gross amount billed to the client.

In accordance with ASC 605-25, Revenue Recognition, Multiple-element arrangements, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have stand-alone value upon delivery. In determining whether the elements in the arrangements have stand-alone value, the Company has considered the availability of the services included in the Social Recognition Solution and the Redemption of Rewards from other vendors and the nature of the products and services. To date, the Company has concluded that both of these deliverables have stand-alone value.

In accordance with ASC 605-25, the total estimated arrangement consideration is allocated at the inception of the arrangement to the identified separate units of accounting based on a relative selling price allocation. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of fair value (VSOE), if available, or its best estimate of selling price (BESP), if VSOE is not available.

The Company has not established VSOE for its offerings to date as the Social Recognition Solution has historically been sold in conjunction with the Redemption of Rewards. Additionally, the Company has determined that third-party evidence of selling price (TPE) is not a practical alternative due to differences in its service offerings compared to other parties and the unavailability of relevant third party pricing information. Accordingly, the Company uses its BESP to determine the relative selling price. The Company determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company’s discounting practices, the size and volume of the Company’s transactions, the geographic area where services are sold, price lists, its go-to-market strategy, historic contractually stated prices and prior relationships with certain classes of clients.

The determination of BESP is made through consultation with and approval by the Company’s management, taking into consideration the go-to-market strategy. As the Company’s go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in selling prices. The Company plans to analyze the selling prices used in its allocation of arrangement consideration, at a minimum, on an annual basis. Selling prices will be analyzed on a more frequent basis if a significant change in the Company’s business necessitates a more timely analysis or if the Company experiences significant variances in its selling prices.

The Social Recognition Solution is available to the clients throughout the term of the contractual agreement and is presumed to be delivered ratably over the estimated service period. The estimated service period includes both the stated term of the contractual agreement plus a typical wind down period of six months to allow for the redemption of outstanding awards at the end of a contract. Accordingly, the Company recognizes arrangement consideration allocable to the Social Recognition Solution on a straight-line basis over the estimated service period based on the lesser of the straight-line amount, or the amount that has become fixed or determinable at the end of the accounting period based upon amounts invoiced to date. Each accounting period the Company reviews, and if necessary, adjusts the estimated total arrangement consideration to be received under a client arrangement over the contractual term and, accordingly, adjusts the amount recognized for the Social Recognition Solution under the contract based on changes in the estimated total arrangement consideration. The arrangement consideration allocable to the Redemption of Rewards is recognized as revenue after an award is redeemed and the e-commerce item is delivered to the recipient. If an award is not redeemed, the Company recognizes revenue when the likelihood of its redemption becomes remote (defined as breakage), which the Company has determined to be three years after its original issuance based upon an analysis of the historical actual redemption data. Breakage amounts are subject to the consideration of the relevant jurisdictional escheatment regulations. During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, the Company recognized redemption revenue related to breakage of $3,221, $3,579, $3,198, $941 and $1,187, respectively.

The Company typically invoices its clients monthly for the recognition awards processed through its solution and the associated transaction fees. The Company records amounts that have been invoiced to clients in accounts receivable and in either deferred revenue or revenue depending on whether the revenue recognition criteria described above have been met.

Deferred revenue includes amounts billed to clients, for which revenue has not been recognized, and primarily consists of the value of awards that have not been redeemed and the unearned portion of the Social Recognition Solution fees. Amounts in deferred revenue related to the Redemption of Rewards are classified as a current liability, as the amounts are subject to immediate redemption by the client’s employees.

Professional and other services sold on a stand-alone basis are recognized as the services are performed under the proportionate performance method to the extent that the Company can adequately track time incurred and can reasonably estimate efforts to complete the project. If adequate documentation does not exist, revenue recognition is deferred until the contract is completed. If there is a significant uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is resolved. If acceptance provisions exist within a professional services arrangement, revenues are deferred until client acceptance occurs. Professional and other services revenue recognized is included in solution and services revenue in the consolidated statements of operations and comprehensive income (loss).

The Company occasionally offers sales rebates to certain clients based on the volume of awards issued. The Company treats sales rebates as a reduction of revenue and classifies the corresponding liability as current. The Company estimates sales rebates when there is sufficient historical information available to predict the volume of expected future rebates. If the Company is unable to estimate the expected rebates reasonably, the maximum rebate percentage offered is recorded as a liability.

Shipping and handling fees billed to clients are recognized as redemption revenue and the related costs are recognized in cost of redemption revenue.

Revenue is presented net of any taxes collected from clients.

The Company offers a standard warranty on its services to replace any item that is lost during shipment. The Company estimates the costs that it may incur under the warranty program based on the number of units sold, historical and anticipated rates of warranty claims and cost per claim and records a liability equal to these estimated costs as cost of redemption revenue at the time the sale occurs. The Company assesses the adequacy of the recorded warranty liability on a quarterly basis and adjusts the amount as necessary. To date, the warranty liability has not been significant.

Cost of redemption revenue

Cost of redemption revenue primarily consists of costs related to the purchase of gift cards from suppliers worldwide, inbound and outbound shipping charges, packaging supplies and other related costs.

Cost of solution and services revenue

Cost of solution and services revenue primarily consists of costs related to supporting and hosting the Company’s employee reward recognition software solution and delivering professional services. These costs include salaries, benefits, incentive compensation and share-based compensation expense related to the management of the Company’s data center, customer support team and the Company’s professional services staff, in addition to third-party service provider costs such as data center and networking expenses, allocated overhead and depreciation expense.

Operations expense

Operations expense consists primarily of personnel and related costs incurred in operating and staffing our fulfillment and customer service centers, allocated overhead and depreciation expense. These costs include amounts paid to third parties that assist the Company in fulfillment and customer service operations.

Research and development

Research and development expenses consist primarily of personnel and related costs, third-party contractors, depreciation and allocated overhead associated with product development, bug fixes and enhancements to existing products and services.

Software development costs

Costs incurred to develop software applications used in the Company’s SaaS platform consist of certain direct costs of materials and services incurred in developing or obtaining internal-use computer software, and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Qualified costs incurred during the operating stage of the Company’s software applications relating to upgrades and enhancements are capitalized to the extent it is probable that they will result in added functionality, while costs incurred for maintenance of, and minor upgrades and enhancements to, internal-use software are expensed as incurred. During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013, the Company believes the substantial majority of its development efforts were either in the preliminary stage of development or in the operation stage (post-implementation), and accordingly, no costs have been capitalized during these periods. These costs are included in the accompanying consolidated statements of operations and comprehensive income (loss) as research and development expense.

Inventory

Inventory is stated at the lower of cost, determined on a first in, first out basis, or market, and consists primarily of various merchant gift cards and redemption codes the Company keeps in stock and makes available for the redemption of awards on its website.

The Company provides for inventory losses based on obsolescence and levels in excess of forecasted demand. In these cases, inventory is reduced to estimated realizable value based on historical usage and expected demand. To date, such amounts have not been material. Inherent in the Company’s estimates of market value in determining inventory valuation are estimates related to economic trends, future demand for the Company’s products, and potential expiration dates associated with the Company’s gift card inventory.

Allowance for doubtful accounts

The Company reduces gross trade accounts receivable by an allowance for doubtful accounts based upon the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable and based upon historical loss patterns, the number of days that billings are past due, and an evaluation of the potential risk of loss associated with specific accounts. Provisions for the allowance for doubtful accounts are recorded in general and administrative expense. As of December 31, 2011 and 2012 and March 31, 2013, the Company did not record an allowance for doubtful accounts.

Off-balance sheet risk and concentration of credit risk

The Company has no significant off-balance sheet risk, such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. The Company maintains its cash and cash equivalents principally with accredited financial institutions of high credit standing. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, will exceed federally insured limits.

The Company routinely assesses the creditworthiness of its clients. The Company has not experienced any material losses related to receivables from individual clients, or groups of clients and the Company does not require collateral. Due to these factors, no additional credit risk beyond amounts provided for collection losses, if any, is believed by management to be probable in the Company’s accounts receivable.

The Company had certain clients whose revenue individually represented 10% or more of the Company’s total revenue, as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011		2012	2013
			2012
Client A	34%	35%	32%	34%	34%
Client B	*	*	*	*	*

*	Less than 10% of total revenue.

The Company had certain clients whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as of:

	December 31,		March 31, 2013
	2011	2012

Client A	41%	37%	35%
Client B	*	11	*

*	Less than 10% of total accounts receivable.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income (loss) in the period of retirement.

Property and equipment consists of the following:

	Estimated Useful Life (in Years)	December 31,		March 31, 2013
		2011	2012

Computer equipment and software	3 -5	$1,474	$2,438	$2,893
Furniture and fixtures	5	676	811	833
Leasehold improvements	Shorter of the lease term or the estimated useful life	741	741	741

		2,891	3,990	4,467
Less accumulated depreciation and amortization		1,181	1,570	1,707

		$1,710	$2,420	$2,760

Depreciation and amortization expense for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was $234, $430, $515, $113 and $137, respectively.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas major improvements are capitalized as additions to property and equipment.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During this review, the Company re-evaluates the significant assumptions used in determining the original cost and estimated lives of long-lived assets. Although the assumptions may vary from asset to asset, they generally include operating results, changes in the use of the asset, cash flows, and other indicators of value. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. If impairment exists, the Company adjusts the carrying value of the asset to fair value, generally determined by a discounted cash flow analysis.

For the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013, the Company has not identified any impairment of its long-lived assets.

Net income (loss) per share

Net income (loss) per share information is determined using the two-class method, which includes the weighted-average number of ordinary shares outstanding during the period and other securities that participate in dividends (a participating security). The Company considers the redeemable convertible preferred shares to be participating securities because they include rights to participate in dividends with the ordinary shares.

Under the two-class method, basic net income (loss) per share attributable to ordinary shareholders is computed by dividing the net income (loss) applicable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the reporting period. Diluted net income (loss) per share is computed using the more dilutive of (1) the two-class method or (2) the if-converted method. The Company allocates net income first to preferred shareholders based on dividend rights under the Company’s articles of association and then to preferred and ordinary shareholders based on ownership interests. Net losses are not allocated to preferred shareholders as they do not have an obligation to share in the Company’s net losses.

Diluted net income (loss) per share gives effect to all potentially dilutive securities, including redeemable convertible preferred shares, and shares issuable upon the exercise of outstanding warrants and share options, using the treasury stock method.

The calculation of basic and diluted net income (loss) per share attributable to ordinary shareholders for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was as follows:

	Year Ended December 31,			Three Months Ended March 31,
(in thousands, except per share data)	2010	2011	2012	2012	2013

Basic net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$3,096	$(804)	$(1,836)	$(706)	$(792)
Net income attributable to participating securities	(2,406)	—	—	—	—

Net income (loss) attributable to ordinary shareholders	$690	$(804)	$(1,836)	$(706)	$(792)

Denominator:
Weighted-average ordinary shares outstanding—basic	1,742	1,748	1,751	1,750	1,751

Net income (loss) per share attributable to ordinary shareholders—basic	$0.40	$(0.46)	$(1.05)	$(0.40)	$(0.45)

Diluted net income (loss) per share attributable to ordinary shareholders:
Numerator:
Net income (loss)	$3,096	$(804)	$(1,836)	$(706)	$(792)
Net income attributable to participating securities	(2,390)	—	—	—	—

Net income (loss) attributable to ordinary shareholders	$706	$(804)	$(1,836)	$(706)	$(792)

Denominator:
Weighted-average ordinary shares outstanding—basic	1,742	1,748	1,751	1,750	1,751
Dilutive effect of ordinary share options	129	—	—	—	—

Weighted-average ordinary shares outstanding—diluted	1,871	1,748	1,751	1,750	1,751

Net income (loss) per share attributable to ordinary shareholders—diluted	$0.38	$(0.46)	$(1.05)	$(0.40)	$(0.45)

The following potentially dilutive ordinary share equivalents have been excluded from the computation of diluted weighted-average shares outstanding for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 as their effect would have been anti-dilutive:

	December 31,			Three Months Ended March 31,
(in thousands)	2010	2011	2012	2012	2013

Ordinary share options	25	224	321	224	308

Warrants to purchase redeemable convertible preferred shares	—	53	18	53	18
Redeemable convertible preferred shares	—	2,988	2,988	2,988	2,988

Unaudited pro forma net loss per share

Unaudited pro forma basic and diluted net loss per share has been computed using the weighted-average number of ordinary shares outstanding after giving pro forma effect to the conversion of all redeemable convertible preferred shares into ordinary shares and the conversion of all warrants to purchase redeemable convertible preferred shares into warrants to purchase ordinary shares, as if such conversion had occurred as of the date of original issuance. Upon conversion of the redeemable convertible preferred shares into ordinary shares in the event of an IPO, the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends. Accordingly, the impact of the accretion of unpaid and undeclared dividends has been excluded from the determination of net loss attributable to ordinary shareholders as the holders of the redeemable convertible preferred shares are not entitled to receive undeclared dividends upon such conversion. Additionally, the gains (losses) associated with the changes in the fair value of the warrants to purchase redeemable preferred shares has been excluded from the determination of net loss as these remeasurements would not be required when the warrants to purchase preferred shares become warrants to purchase ordinary shares.

A reconciliation of the pro forma net loss per share is as follows:

(in thousands, except per share data)	Year Ended December 31, 2012	Three Months Ended March 31, 2013

Numerator:
Net loss attributable to ordinary shareholders	$(1,836)	$(792)
Change in the fair value of warrants	(719)	23

Pro forma net loss attributable to ordinary shareholders	$(2,555)	$(769)

Denominator:
Weighted-average ordinary shares outstanding—basic	1,751	1,751
Adjustment for assumed conversion of redeemable convertible preferred shares	2,988	2,988

Weighted-average number of ordinary shares used in computing pro forma net loss per share—basic and diluted	4,739	4,739

Pro forma net loss per share attributable to ordinary shareholders—basic and diluted	$(0.54)	$(0.16)

Income taxes

The Company accounts for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates. In addition, this method requires a valuation allowance against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has no recorded liabilities for uncertain tax positions as of December 31, 2011 and 2012 and March 31, 2013.

Share-based compensation

For share options issued under the Company’s share-based compensation plans which are more fully described in Note 5, the fair value of each option grant is estimated on the date of grant, and an estimated forfeiture rate is used when calculating share-based compensation expense for the period. For service-based options, the Company recognizes compensation expense on a straight-line basis over the requisite service period of the award.

Given the absence of an active market for the Company’s ordinary shares, the Board of Directors (the Board), the members of which the Company believes have extensive business, finance, and venture capital experience, were required to estimate the fair value of the Company’s ordinary shares at the time of each option grant. The Board considered numerous objective and subjective factors in determining the value of the Company’s ordinary shares at each option grant date, including the following factors: (1) prices paid for the Company’s redeemable convertible preferred shares, which the Company had sold to outside investors in arm’s-length transactions, and the rights, preferences, and privileges of the Company’s redeemable convertible preferred shares and ordinary shares; (2) valuations performed by an independent valuation specialist; (3) the Company’s stage of development and revenue growth; (4) the fact that the option grants involved illiquid securities in a private company; and (5) the likelihood of achieving a liquidity event for the ordinary shares underlying the options, such as an IPO or sale of the Company, given prevailing market conditions. The Company believes this methodology to be reasonable based upon the Company’s internal peer company analyses, and further supported by several arm’s-length transactions involving the Company’s redeemable convertible preferred shares. As the Company’s ordinary shares are not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, share-based compensation expense, net income (loss) and consolidated net income (loss) per share could have been significantly different.

The fair value of each option grant issued under the Company’s share-based compensation plans was estimated using the Black-Scholes option-pricing model that used the assumptions noted in the following table. As there is no public market for its ordinary shares, the Company determined the volatility for options granted based on an analysis of reported data for a peer group of companies that issued options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The expected life of options has been determined utilizing the “Simplified Method”. The Simplified Method is based on the average of the vesting tranches and the contractual life of each grant. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the share option. The Company has not paid, nor anticipates paying, cash dividends on its ordinary shares; therefore, the expected dividend yield is assumed to be zero.

The weighted-average assumptions utilized to determine the fair value of options granted are presented in the following table:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013

Expected dividend yield	—	—	—	—	—
Expected volatility	—	51%	51%	—	—
Risk-free interest rate	—	1.34%	0.68%	—	—
Expected term (in years)	—	4.75	4.75	—	—

The weighted-average fair value of options granted during the years ended December 31, 2011 and 2012 was $18.81 and $13.09 per share, respectively. The Company did not grant any share options during the year ended December 31, 2010 and during the three months ended March 31, 2012 and 2013.

See Note 5 for a summary of the share option activity for the year ended December 31, 2012 and the three months ended March 31, 2013.

Advertising costs

Advertising costs are charged to expense as incurred. The Company incurred advertising costs of $265, $338 and $315 for the years ended December 31, 2010, 2011 and 2012, respectively, and $37 and $78 for the three months ended March 31, 2012 and 2013, respectively.

Application of new or revised accounting standards

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” the Company has elected to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04). The amendments in this update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements. ASU No. 2011-04 does not extend the use of fair value accounting, but provides guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP or IFRS. ASU No. 2011-04 changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU No. 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. The amendments in this update are to be applied prospectively. This guidance was effective for the Company on January 1, 2012. The adoption of ASU No. 2011-04 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU No. 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASU No. 2013-02). This guidance is the culmination of the FASB’s deliberation on reporting reclassification adjustments from accumulated other comprehensive income (AOCI). The amendments in ASU No. 2013-02 do not change the current requirements for reporting net income or other comprehensive income. However, the amendments require disclosure of amounts reclassified out of AOCI in its entirety, by component, on the face of the statement of operations or in the notes thereto. Amounts that are not required to be reclassified in their entirety to net income must be cross-referenced to other disclosures that provide additional detail. This standard is effective prospectively for annual and interim reporting periods beginning after December 15, 2012. This guidance was effective for the Company on January 1, 2013. The adoption of ASU No. 2013-02 did not have a material effect on the Company’s financial position, results of operations or cash flows.

3. Fair value measurements

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

•	Level 1: Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

•

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

•

Level 3: Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

•	Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

•

Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

•	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The following tables set forth the Company’s financial instruments carried at fair value using the lowest level of input as of December 31, 2011 and 2012 and March 31, 2013:

	December 31, 2011
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Financial assets:
Money market funds	$8,130	$—	$—	$8,130
Restricted cash	43	—	—	43

Total financial assets	$8,173	$—	$—	$8,173

Financial liabilities:
Warrants to purchase redeemable convertible preferred shares	$—	$—	$(1,195)	$(1,195)

Total financial liabilities	$—	$—	$(1,195)	$(1,195)

	December 31, 2012
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Financial assets:
Money market funds	$11,140	$—	$—	$11,140
Restricted cash	55	—	—	55

Total financial assets	$11,195	$—	$—	$11,195

Financial liabilities:
Warrants to purchase redeemable convertible preferred shares	$—	$—	$(476)	$(476)

Total financial liabilities	$—	$—	$(476)	$(476)

	March 31, 2013
	Quoted Prices in Active Markets for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Financial assets:
Money market funds	$6,642	$—	$—	$6,642
Restricted cash	55	—	—	55

Total financial assets	$6,697	$—	$—	$6,697

Financial liabilities:
Warrants to purchase redeemable convertible preferred shares	$—	$—	$(499)	$(499)

Total financial liabilities	$—	$—	$(499)	$(499)

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 financial liabilities for the year ended December 31, 2012 and the three months ended March 31, 2013:

Level 3 Financial Liabilities

Balance at December 31, 2011	$(1,195)
Transfers in (out) of Level 3	—
Sales	—
Realized gains (losses)	—
Change in fair value of warrants(1)	719
Unrealized gains (losses) on securities held at period end	—

Balance at December 31, 2012	(476)
Transfers in (out) of Level 3	—
Sales	—
Realized gains (losses)	—
Change in fair value of warrant(1)	(23)

$(499)

(1)	Includes change in fair value due to expiration of certain warrants in September 2012.

As of December 31, 2011 and 2012 and March 31, 2013, the fair value of the Company’s Level 3 financial liabilities was $1,195, $476 and $499, respectively. These liabilities represent warrants to purchase redeemable convertible preferred shares which were issued in conjunction with a senior secured promissory note agreement, as more fully described in Note 6. The fair value of the warrants is calculated using a Black-Scholes option pricing model. See Note 6 for further discussion, as well as for a summary of the significant inputs and assumptions used to determine the fair value of the warrants.

The Company measures eligible assets and liabilities at fair value, with changes in value recognized in earnings. Fair value treatment may be elected either upon initial recognition of an eligible asset or liability or, for an existing asset or liability, if an event triggers a new basis of accounting. The Company did not elect to remeasure any of its existing financial assets or liabilities, and did not elect the fair value option for any financial assets and liabilities transacted in the years ended December 31, 2011 or 2012 and the three months ended March 31, 2013.

4. Commitments and contingencies

Operating lease commitments

The Company leases its facilities under non-cancelable operating leases. These operating leases expire at various dates through February 2020. Future minimum rental commitments under operating leases at December 31, 2012 are as follows:

Year Ending December 31,

2013	$410
2014	459
2015	468
2016	498
2017	219
2018 and thereafter	392

$2,446

Certain of the Company’s operating leases include escalating payment amounts and lease incentives. The Company is recognizing the related rent expense on a straight-line basis over the term of the lease. The lease incentives are considered an inseparable part of the lease agreement and recognized as a reduction of rent expense on a straight-line basis over the term of the lease.

Rent expense for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was $350, $430, $458, $112 and $129 respectively.

Legal matters

The Company, from time to time, may be party to litigation arising in the ordinary course of its business. The Company was not subject to any material legal proceedings during the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2013, and, to the best of its knowledge, no material legal proceedings are currently pending or threatened.

Guarantees and indemnification obligations

The Company typically enters into indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, breach of confidentiality with respect to personal data, or other liabilities relating to or arising from our solution, services or other contractual obligations. The term of these indemnification agreements is generally perpetual and survives termination or expiration of the applicable agreement. Based on when clients first sign an agreement for the Company’s service, the maximum potential amount of future payments the Company could be required to make under certain of these indemnification agreements is unlimited; however, in many of the Company’s contracts the Company limits the maximum potential value of such potential future payments in relation to the value of the contract. Based on historical experience and information known as of December 31, 2012 and March 31, 2013, the Company has not incurred any costs for the above guarantees and indemnities.

In certain circumstances, the Company warrants that its products and services will perform in all material respects in accordance with its standard published specification documentation in effect at the time of delivery of the licensed products and services to the client for the warranty period of the product or service. To date, the Company has not incurred significant expense under its warranties and, as a result, the Company believes the estimated fair value of these agreements is immaterial.

5. Redeemable convertible preferred shares and shareholders’ deficit

As of December 31, 2011 and 2012 and March 31, 2013, the authorized share capital of the Company was 1,000,000,000 ordinary shares, €0.0001 par value per share, and 1,000,000,000 redeemable convertible preferred shares (the Preferred Shares), €0.0001 par value per share.

Ordinary shares

Ordinary shareholders are entitled to one vote per share. Holders of ordinary share are entitled to receive dividends, when and if declared by the Board. Upon any liquidation, dissolution or winding up of the Company (a liquidation event), the remaining assets of the Company will be distributed ratably among all preferred and ordinary shareholders only after the full payment of the Preferred Share liquidation preference has been satisfied.

The Company issues share-based awards to its employees in the form of ordinary share options, all of which have the potential to increase the outstanding ordinary shares in the future.

Redeemable convertible preferred shares

As of December 31, 2011 and 2012 and March 31, 2013, 2,987,500 Preferred Shares were issued and outstanding. The table below summarizes the various tranches of Preferred Shares issued by subscription price:

Year Issued	Number of Preferred Shares Sold	Subscription Price per Share (1)

2002	1,129,000	$1.94
2003	410,200	$2.91
2003	143,700	$3.15
2004	1,304,600	$7.10

(1)	Translated using the Euro to U.S. dollar exchange rate as of the respective date of issuance of 0.86, 1.08, 1.16, and 1.24 for 1,129,000 shares, 410,200 shares, 143,700 shares and 1,304,600 shares, respectively.

The significant terms of the Company’s Preferred Shares were as follows:

Voting

The holders of the Preferred Shares are entitled to vote, together with the holders of ordinary shares, on all matters submitted to shareholders for a vote. Each holder of Preferred Shares is entitled to the number of votes equal to the number of Preferred Shares held at the time of such vote or, on a poll, one vote on a show of hands.

Dividends

The holders of the Preferred Shares are entitled to receive, when and as declared by the Board and out of funds legally available, non-cumulative dividends at a rate of 8% of the original subscription price per share, per annum, payable in preference and priority to any payment of any dividend on ordinary shares. Through March 31, 2013, no dividends have been declared or paid by the Company.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of the Preferred Shares shall be entitled to receive, in preference to any distribution to the holders of ordinary shares, an amount of cash per share equal to the original subscription price, plus accrued and unpaid dividends for such shares.

After the initial payment has been made, the remaining assets for distribution shall be distributed among the holders of the Preferred Shares and ordinary shares, pro rata, based on the number of shares held by each holder, treating all such Preferred Shares as if they had been converted to ordinary shares immediately prior to such liquidation, dissolution, or winding up of the Company. If the funds available upon liquidation are insufficient to satisfy in full the Preferred Share liquidation amount, the assets of the Company shall be shared ratably among the holders of the Preferred Shares based upon the amount of shares held respectively at the time of such event.

A merger, acquisition, sale of voting control, or sale of substantially all of the assets of the Company in which the shareholders of the Company do not own a majority of the outstanding shares of the surviving company shall be deemed to be a liquidation.

Conversion

Each Preferred Share is convertible, at the option of the holder, at any time into a single ordinary share. The conversion ratio for Preferred Shares is subject to adjustment for a share dividend, share split, combination of shares, reorganization or other similar event. All of the outstanding Preferred Shares will automatically convert into ordinary shares at a conversion rate of 1:1 immediately prior to the closing of a qualified underwritten public offering.

The Company performs assessments of all terms and features of the Preferred Shares in order to identify any potential embedded features that would require bifurcation or any beneficial conversion feature. As part of this analysis, the Company assessed the economic characteristics and risks of the Preferred Shares, including conversion, liquidation and redemption features, as well as dividend and voting rights. Based upon the Company’s determination that the Preferred Shares are an “equity host,” the Company determined that the features of the Preferred Shares are most closely associated with an equity host, and, although the Preferred Shares include a conversion feature, such conversion feature does not require bifurcation as a derivative liability.

As of December 31, 2012 and March 31, 2013, the number of ordinary shares that would be required to be issued assuming conversion of all of the issued and outstanding Preferred Shares was 2,987,500 shares.

Redemption

At the discretion of the investor majority, the holders of the Preferred Shares may redeem their shares in an amount equal to the original subscription price, plus accrued and unpaid dividends for such shares, under the following circumstances: i) on a return of assets on liquidation or on a reduction of capital; ii) in the event of a sale of the Company; and iii) in the event of a sale by the Company of the whole or substantially the whole of its business and/or assets. The carrying value of the Preferred Shares was accreted to its redemption value on the date of issuance, which is considered to be the earliest redemption date.

If the Company does not have sufficient funds legally available to redeem all Preferred Shares to be redeemed at a redemption date or upon liquidation, then the Company will redeem or liquidate such shares ratably to the extent possible.

As the Preferred Shares may become redeemable upon an event that is outside of the control of the Company, the value of the Preferred Shares has been classified outside of permanent equity and recorded at its redemption value upon issuance.

As of December 31, 2012 and March 31, 2013, no Preferred Shares have been converted or redeemed for ordinary shares or cash.

Share option plans

The Company’s Employee Share Option Scheme (the 2009 Plan) provides for the issuance of incentive and non-qualified share option awards to employees, officers and directors of the Company. The Board determines the period over which share options become exercisable, which is typically four years, with 25% vesting after one year, and the balance vesting pro rata each year thereafter. The contractual term of the options is seven years. As of December 31, 2011, the total number of ordinary shares which may be issued under the 2009 Plan was 654,768. As of December 31, 2011, the number of options available for future grant was 108,450. No share options were granted under the 2009 Plan during 2012 and the 2009 Plan expired on June 30, 2012. Share options issued under the 2009 Plan that expire or become forfeited after the expiration of the 2009 Plan will increase the number of shares available for grant under the 2012 Plan.

In March 2012, the Board adopted the 2012 Stock Option and Incentive Plan (the 2012 Plan). Under the 2012 Plan, 108,450 shares were reserved for future issuance as of the date of adoption by the Board. The number of options issued under the 2012 Plan reduced the corresponding number of shares available under the 2009 Plan. The exercise price of options granted under the 2012 Plan may not be less than 100% of the fair value of the Company’s ordinary shares at the option grant date. Options granted are exercisable over a maximum term of seven years from the date of the grant and generally vest over a period of four years. In the case of an incentive share option that is granted to an owner of 10% of the Company’s shares, the term of such share option shall be no more than five years from the date of grant. As of December 31, 2012, the number of options available for future grant was 9,881. As of March 31, 2013, the number of options available for future grant was 22,305.

Share-based compensation expense recorded for the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013 was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013

Operations	$—	$—	$41	$—	$8
Research and development	8	6	3	1	—
Selling and marketing	18	39	227	27	19
General and administrative	1	20	126	15	87

Total share-based compensation expense	$27	$65	$397	$43	$114

Compensation expense for awards with graded vesting is recognized over the requisite service period using the straight-line method.

The following table summarizes the share option award activity under the 2009 Plan and the 2012 Plan during the year ended December 31, 2012 and the three months ended March 31, 2013:

	Shares	Weighted- Average Exercise Price, Euro	Weighted- Average Exercise Price, USD(3)	Weighted- Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value(1)

Outstanding at December 31, 2011	223,518	€ 1.66	$2.15
Granted	104,569	€23.85	$30.53
Exercised	(1,500)	€1.10	$1.42		$43
Forfeited	—
Expired	(6,000)	€1.10	$1.39

Outstanding at December 31, 2012	320,587	€8.91	$11.78	3.58	$5,276

Granted	—
Exercised	—
Forfeited	(12,424)	€23.85	$31.57
Expired	—	—	—

Outstanding at March 31, 2013	308,163	€8.31	$10.65	3.13	$5,852

Exercisable at December 31, 2012	195,208	€2.21	$2.92	1.79	$4,668

Exercisable at March 31, 2013	199,394	€2.66	$3.41	1.51	$5,167

Vested and expected to vest at December 31, 2012(2)	314,792	€8.72	$11.53	3.53	$5,248
Vested and expected to vest at March 31, 2013(2)	308,248	€8.39	$10.75	3.22	$5,826

(1)	The aggregate intrinsic value was calculated based on the positive difference, if any, between the estimated fair value of our ordinary shares on December 31, 2012 and March 31, 2013, respectively, or the date of exercise, as appropriate, and the exercise price of the underlying options.

(2)	This represents the number of vested options as of December 31, 2012 and March 31, 2013, respectively, plus the number of unvested options expected to vest as of December 31, 2012 and March 31, 2013, respectively, based on the unvested options outstanding at December 31, 2012 and March 31, 2013, respectively, adjusted for the estimated forfeiture rate.

(3)	The weighted-average exercise price at the end of each reporting period was translated into U.S. dollars using the exchange rate at the end of the period. The weighted-average exercise price for the options granted, exercised, forfeited and expired was translated in U.S. dollars using the exchange rate at the applicable date of grant, exercise, forfeiture or expiration, as appropriate.

As of December 31, 2012, there was $1,504 of unrecognized share-based compensation expense, net of estimated forfeitures, related to unvested share options, that is expected to be recognized over a weighted-average period of 3.1 years.

As of March 31, 2013, there was $1,227 of unrecognized share-based compensation expense, net of estimated forfeitures, related to unvested share options, that is expected to be recognized over a weighted average period of 2.88 years.

Ordinary shares reserved for future issuance

As December 31, 2012 and March 31, 2013, the Company has reserved the following ordinary shares for future issuance:

	December 31, 2012	March 31, 2013

Ordinary share options outstanding	320,587	308,163
Shares available for issuance under the Share Option Plan	9,881	22,305
Redeemable Convertible Preferred Shares outstanding	2,987,500	2,987,500
Warrants to purchase Redeemable Convertible Preferred Shares	17,500	17,500

Total shares of authorized ordinary shares reserved for future issuance	3,335,468	3,335,468

6. Long-term debt

Senior secured promissory note agreement

The Company had a senior secured promissory note in the initial amount of $5,250 payable beginning on January 1, 2008 over 30 equal monthly installments of principal and interest, at a fixed rate equal to 8.30%. As of July 1, 2010, the Company repaid all unpaid principal and interest amounts outstanding along with 8.75% of the amount borrowed. This additional payment was recorded as interest over the term of the promissory note.

In conjunction with the issuance of the senior secured promissory note agreement and related amendments, the Company issued fully vested warrants to purchase shares of the Company’s redeemable convertible preferred shares at an exercise price of €5.74 per share as follows:

Number of Warrants Issued	Issuance Date	Expiration Date

35,100	September 1, 2005	September 1, 2012

3,500	August 7, 2006	August 7, 2013

3,500	May 25, 2007	May 25, 2014

10,500	December 28, 2007	December 28, 2014

The fair value of the warrants is calculated using a Black-Scholes option pricing model. The fair value of the warrants was recorded as a debt discount and was amortized to interest expense over the term of the promissory note. For the year ended December 31, 2010, the Company recorded $11, of interest expense related to the amortization of the debt discount.

The warrants are exercisable immediately upon issuance and expire on the earlier of (1) the completion of a trade sale or merger of the Company; (2) the expiration of a period of two years following a listing of the Company on a recognized stock exchange; or (3) the expiration of a seven year period from the date of issuance.

In accordance with the ASC 480-10, Distinguishing Liabilities from Equity, freestanding warrants for the Company’s redeemable convertible preferred shares related to the senior secured promissory note are recognized as liabilities and recorded at fair value. As of December 31, 2012 and March 31, 2013, none of the shares exercisable under the warrants have been exercised. For the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, the Company recorded other income (expense) of $27, $(804), $719, $(193) and $(23), respectively, in the accompanying consolidated statements of operations and comprehensive income (loss), related to the change in the fair value of the warrants, including the expiration of certain warrants during 2012, which was determined utilizing the Black-Scholes option-pricing model, during each respective period. The warrant liability will be reported at fair value until the warrants are either exercised or expire.

The following weighted-average assumptions were used to determine the fair value of the warrants:

	As of December 31,			As of March 31, 2013
	2010	2011	2012

Expected term (in years)	2.31	1.31	1.59	1.35
Expected volatility	45%	49%	50%	48%
Expected dividend yield	—	—	—	—
Risk-free interest rate	0.82%	0.14%	0.22%	0.20%
Estimated fair value market value of the redeemable convertible preferred shares	$14.20	$30.12	$35.19	$35.81
Exercise price of warrants—USD	$7.61	$7.43	$7.59	$7.36

Financing agreement

In the fourth quarter of 2010, the Company entered into an agreement to obtain financing for the purchase of certain hardware and software equipment from a third party vendor. The principal amount of the financing was €289 (the then U.S. dollar equivalent of $401) with an interest rate of 3.57% per annum. Repayments of principal and interest are to be made in equal quarterly installments over the 36-month term commencing with the financing origination date. As of December 31, 2011 and 2012 and March 31, 2013, the total amount outstanding under this financing was $219, $95 and $62, respectively, with $125, $95 and $62, respectively, due within one year from the respective balance sheet dates.

7. Arrangement with shareholder

On May 20, 2011 and July 22, 2011, the Company entered into agreements (the Shareholder Agreements) with its Chief Executive Officer and shareholder (the Shareholder), whereby, the Shareholder received an aggregate of $2,000, requiring repayment of $2,500 (the Repayment Amount) on the repayment date. The terms of the Shareholder Agreements require the Repayment Amount to be repaid on the earlier of the 9th anniversary of the Shareholder Agreements, or an event triggering a repayment, as defined in the Shareholder Agreements. At the Shareholder’s option, the form of payment to fully satisfy the obligation consists of: (1) the transfer of ordinary shares owned by the Shareholder equal to the quotient of $2,500 divided by the price per share as of the repayment date, with a limit on the amount of shares to be used for repayment of 249,626 shares; (2) a cash payment; or (3) a combination of shares and cash.

As security for the Shareholder Agreements, the Shareholder placed 249,626 ordinary shares of the Company into escrow. The Shareholder retains title to the shares while in escrow and the right to receive cash dividends and voting rights. These shares will be released at the settlement date and will be paid to the Company or returned to the Shareholder depending upon the form of repayment.

The Company has accreted the difference between the original amount of $2,000 and the Repayment Amount as interest income over the term of the Shareholder Agreements. For the years ended December 31, 2011 and 2012 and the three months ended March 31, 2012 and 2013, the Company recorded $29, $57, $14 and $14, respectively, of interest income, which is recorded in other income (expense) in the accompanying consolidated statements of operations and comprehensive income (loss). The shareholder receivable under the Shareholder Agreements is presented within shareholders’ deficit. As of December 31, 2011 and 2012 and March 31, 2013, this receivable amounted to $2,029, $2,086 and $2,100, respectively.

8. Income Taxes

Income (loss) before the provision for income taxes consists of the following:

	Year Ended December 31,
	2010	2011	2012

Ireland	$2,842	$(1,154)	$(2,467)
Foreign	484	646	1,092

Total	$3,326	$(508)	$(1,375)

The provision for income taxes in the accompanying consolidated financial statements consists of the following:

	Year Ended December 31,
	2010	2011	2012

Current provision:
Ireland	$—	$—	$—
Foreign	224	350	637

Total current	224	350	637

Deferred provision (benefit):
Ireland	—	—	—
Foreign	6	(54)	(176)

Total deferred	6	(54)	(176)

Total provision	$230	$296	$461

A reconciliation of the Irish statutory rate to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2010	2011	2012

Tax due at statutory rate	12.5%	12.5%	12.5%
U.S. state taxes, net of U.S. federal	0.9	(7.7)	(4.6)
Meals & entertainment	0.4	(3.7)	(0.9)
Foreign rate differential	3.3	(29.4)	(18.2)
Warrant expense	(0.2)	(19.9)	5.9
Research credits	(10.3)	55.6	6.4
Change in valuation allowance	(0.4)	(73.6)	(35.4)
Other, net	0.7	7.7	0.8

Effective tax rate	6.9%	(58.5)%	(33.5)%

The Company’s parent entity is domiciled in Ireland and its earnings are subject to a statutory tax rate of 12.5%. The effective tax rate reconciliation above utilizes the parent’s statutory rate of 12.5%. The Company’s effective tax rate differs from the statutory rate each year primarily due to the jurisdictional mix of earnings (profits are earned in the United States, the United Kingdom and Canada that are taxed at a rate higher than the statutory rate of 12.5%), the valuation allowance maintained against the net Irish deferred tax assets and the impact of permanent differences (primarily related to non-deductible expenses and Irish research credits).

Net deferred tax assets (liabilities) consisted of the following at December 31, 2011 and 2012:

	As of December 31
	2011	2012

Net operating loss carryforwards	$1,286	$2,413
Deferred revenue	1,407	712
Depreciation	14	21
Research credit carryforwards	624	670
Accrued compensation	95	187
Share-based compensation	16	120
Other	17	17

Gross deferred tax assets	3,459	4,140
Valuation allowance	(3,348)	(3,833)

Deferred tax assets, net	111	307
Depreciation	(59)	(79)

Gross deferred tax liabilities	(59)	(79)

Net deferred tax (liability) asset	$52	$228

In assessing the ability to realize the net deferred tax assets, management considers various factors including taxable income in carryback years, future reversals of existing taxable temporary differences, tax planning strategies and projections of future taxable income, to determine whether it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based upon the Company’s historical and forecasted future Irish losses, the Company has determined that the uncertainty regarding the realization of these assets is sufficient to warrant the need for a full valuation allowance against its Irish net deferred tax assets. The net increase in the valuation allowance of approximately $0.5 million from 2011 to 2012 principally relates to the tax-affect of the 2012 Irish loss as well as the valuation allowance maintained against Irish research credits generated in 2012.

As of December 31, 2011 and 2012, the Company had Irish net operating loss carryforwards of approximately $10.3 million and $19.3 million, respectively. These Irish net operating loss carryforwards do not expire. As of December 31, 2011 and 2012, the Company had Irish research credit carryforwards available of approximately $0.6 million and $0.7 million, respectively. These Irish research credit carryforwards do not expire.

On January 1, 2009, the Company adopted the provision for uncertain tax positions under ASC 740-10, Income Taxes. The Company had no uncertain positions or unrecorded liabilities for uncertain tax positions upon adoption and the adoption did not have an impact on the Company’s balance sheet or retained earnings. As of December 31, 2011 and 2012, the Company has no recorded liabilities for uncertain tax positions.

Interest and penalty charges, if any, related to uncertain tax positions would be classified as income tax expense in the accompanying consolidated statements of operations. As of December 31, 2011 and 2012, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company is subject to taxation in Ireland, the United States, Canada and the United Kingdom. At December 31, 2012, domestic tax years from 2008 through 2012 and foreign tax years from 2008 through 2012 remain open to examination by the taxing authorities.

The Company’s current intention is to permanently reinvest the total amount of its unremitted earnings in the local international jurisdiction. As such, the Company has not provided for Irish taxes on the unremitted earnings of its international subsidiaries. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to Irish income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. The cumulative amount of undistributed earnings of foreign subsidiaries, for which Irish income taxes have not been provided, totaled approximately $1.8 million at December 31, 2012. At December 31, 2012, the cash available in the Company’s foreign subsidiaries totaled approximately $0.5 million. The Company does not have any plans to repatriate these earnings because the underlying cash is required to fund the ongoing operations of the foreign subsidiaries. The additional taxes that might be payable upon repatriation of the Company’s foreign earnings is approximately $0.1 million.

9. Accrued expenses

Accrued expenses consist of the following:

	As of December 31,		As of March 31, 2013
	2011	2012

Accrued sales rebates	$1,910	$3,063	$2,976
Accrued payroll and related benefits	1,187	2,806	1,820
Accrued sales and other taxes	1,119	1,607	1,506
Accrued professional fees and outside contractors	1,529	2,044	1,911
Inventory deposits collected from clients	655	728	713
Other current liabilities	1,223	1,450	1,590

Total accrued expenses	$7,623	$11,698	$10,516

10. Other income (expense)

	Year Ended December 31,			Three months Ended March 31,
	2010	2011	2012	2012	2013

Interest income	$30	$57	$68	$16	$16
Interest expense	(61)	(16)	(17)	(4)	(4)
Foreign exchange (loss) gain	(211)	(64)	58	2	(98)
Change in the fair value of warrants	27	(804)	719	(193)	(23)

Total other income (expense)	$(215)	$(827)	$828	(179)	(109)

11. Segment information

Disclosure requirements about segments of an enterprise and related information establish standards for reporting information regarding operating segments in annual financial statements and require selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company’s chief decision maker is the chief executive officer. The chief decision maker views the Company’s operations and manages its business as one operating segment.

Geographic data

The Company allocates, for the purpose of geographic segment reporting, its redemption revenue and solution and services revenue based on the location of the local merchant selected by the clients’ employees when the awards are redeemed. Total revenue to unaffiliated clients by geographic area was as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2010	2011	2012	2012	2013

Revenue:
United States	$61,278	$82,066	$93,268	$20,764	$23,879
United Kingdom	8,736	11,985	14,703	3,399	3,392
Germany	4,535	6,066	6,741	1,575	1,760
Other	25,461	35,688	42,979	10,299	12,428

Total revenue	$100,010	$135,805	$157,691	$36,037	$41,459

During the years ended December 31, 2010, 2011 and 2012 and the three months ended March 31, 2012 and 2013, no other country contributed more than 10% of the Company’s total revenue.

As of December 31, 2011 and 2012 and March 31, 2013, property and equipment by location was as follows:

	As of December 31,		As of March 31, 2013
	2011	2012

Ireland	$1,531	$2,124	$2,460
United States	179	296	300

Total	$1,710	$2,420	$2,760

12. 401(k) savings plan

The Company maintains a defined contribution savings plan covering all eligible U.S. employees under Section 401(k) of the Internal Revenue Code. Company contributions to the plan may be made at the discretion of the Board. To date, the Company has made certain Safe Harbor matching contributions to non-highly compensated employees under the plan, which were not material to any individual year.

In addition, the Company maintains defined contribution plans for employees in Ireland and the United Kingdom, for which the Company has historically made matching contributions, which have not been material to any individual year.

                Shares

Ordinary Shares

J.P. Morgan UBS Investment Bank	Stifel

Raymond James

                    , 2013

Through and including             , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the ordinary shares hereunder. All amounts are estimates except the SEC registration fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue Sky fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of directors and officers.

To the fullest extent permitted by Irish law, our amended and restated articles of association (which we will adopt substantially in the form attached as Exhibit 3.2 to the registration statement prior to the closing of this offering) confer an indemnity on our directors and officers. However, this indemnity is limited by the Irish Companies Acts, which prescribe that an advance commitment to indemnify only permits a company to pay the costs or discharge the liability of a director or corporate secretary where judgment is given in favor of the director or corporate secretary in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or corporate secretary acted honestly and reasonably and ought fairly to be excused. Any provision whereby an Irish company seeks to commit in advance to indemnify its directors or corporate secretary over and above the limitations imposed by the Irish Companies Acts will be void under Irish law, whether contained in its articles of association or any contract between the company and the director or corporate secretary. This restriction does not apply to our executives who are not directors, the corporate secretary or other persons who would be considered “officers” within the meaning of that term under the Irish Companies Acts.

Our amended and restated articles of association also contain indemnification and expense advancement provisions for persons who are not directors or our corporate secretary.

We are permitted under our amended and restated articles of association and the Irish Companies Acts to take out directors’ and officers’ liability insurance, as well as other types of insurance, for our directors, officers, employees and agents.

Additionally, our wholly-owned subsidiary, Globoforce, Inc., is incorporated under the laws of the Commonwealth of Massachusetts. All of our directors are also directors of Globoforce, Inc. Sections 8.51 and 8.56 of the Massachusetts Business Corporation Act provide that a Massachusetts corporation may indemnify any persons who are parties to any proceeding by reason of the fact that such person was a director or officer of such corporation. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is wholly successful on the merits or otherwise in the defense of any proceeding referred to above, the corporation must indemnify him or her against reasonable expenses which such officer or director has incurred in connection with the proceeding.

Our wholly-owned subsidiary, Globoforce, Inc., will enter into agreements to indemnify each of our directors and executive officers to the maximum extent allowed under Massachusetts law. These agreements will, among other things, indemnify our these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person’s status as one of our directors or executive officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities.

In the three years preceding the filing of this registration statement, the registrant has issued the following securities that were not registered under the Securities Act:

Grants and exercises of options

Since January 1, 2010, we have granted share options to purchase 164,643 ordinary shares with exercise prices ranging from €4.14 to €23.85 per share, or $5.83 to $30.92 per share based on the exchange rate on the date of grant, to employees, directors and consultants pursuant to our share option plans. All of these options were issued in consideration of services rendered to us, with exercise prices equal to the estimated fair value of our ordinary shares on the date of grant. No cash or additional consideration was received by us in consideration of our issuance of these options. None of the options granted after January 1, 2010 have been exercised as of the date of this filing. The issuances of these options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits:

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Consolidated Financial Statements Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a)	The Registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)	For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c)	For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                 ,                  on                 , 2013.

GLOBOFORCE LIMITED

By:
Eric Mosley
Chief Executive Officer and Director

Power of attorney and signatures

KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of Eric Mosley, Stephen Cromwell and Lauren Zajac as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Name	Title	Date

Eric Mosley	Chief Executive Officer and Director (Principal Executive Officer)	, 2013
Stephen Cromwell	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2013
David Beirne	Director	, 2013
Patricia Burke	Director	, 2013
Robert Howe	Director	, 2013
Barry Maloney	Director	, 2013
Christopher Menard	Director	, 2013
Ryan Moore	Director	, 2013

Exhibit index

Exhibit No.	Exhibit Index

1.1*	Form of Underwriting Agreement.
3.1*	Memorandum and Articles of Association of the Company as in effect prior to this offering.
3.2*	Form of Amended and Restated Articles of Association of the Company (to be effective upon the completion of the offering).
5.1*	Form of Opinion of Arthur Cox.
8.1*	Form of Tax Opinion of Goodwin Procter LLP.
8.2*	Form of Tax Opinion of Arthur Cox (included in Exhibit 5.1).
10.1*	Form of Indemnification Agreement, to be entered into between the Company and its directors and officers.
10.2**	Subscription and Shareholders Agreement, dated as of August 18, 2004, by and among the Company and certain of its shareholders.
10.3**	Commercial Lease, dated as of July 26, 2007, by and between Globoforce, Inc. and CRP-2 Holdings AA, LP, in respect of the Company’s Southborough, Massachusetts headquarters, together with Lease Commencement letter, dated October 5, 2007, as amended.
10.4**	Lease, dated as of July 15, 2011, by and between the Company and the syndicate of landlords listed therein, in respect of the Company’s Dublin, Ireland headquarters.
10.5**	Lease, dated as of November 1, 2010, by and between the Company and the syndicate of landlords listed therein, in respect of the Company’s Dublin, Ireland headquarters.
10.6*	Master Services Agreement, dated as of June 1, 2009, by and between the Company and General Electric Company.
10.7*	Software Development Services Agreement, dated as of December 9, 2010, by and between the Company and EPAM Systems Limited.
10.8**	Employee Share Option Scheme.
10.9*	2012 Stock Option and Incentive Plan.
10.10*	Senior Executive Cash Incentive Bonus Plan.
10.11*	Non-Employee Director Compensation Policy.
10.12*	2012 Employee Share Purchase Plan.
21.1**	Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Arthur Cox (included in Exhibit 5.1).
23.3**	Consent of International Data Corporation
24.1*	Power of Attorney (included in page II-4).

*	To be included by amendment.

**	Previously submitted.

#	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

†	Indicates a management contract or any compensatory plan, contract or arrangement.